Exhibit 2.01

Confidential Treatment

EBAY INC.

AND

EBAY INTERNATIONAL AG

AND

SONORIT HOLDING, A.S.

AND

SPRINGBOARD GROUP S.À.R.L.

(FORMERLY SLP III CAYMAN DS IV HOLDINGS S.À.R.L.)

AGREEMENT FOR THE SALE AND

PURCHASE OF THE ENTIRE SHARE CAPITAL OF

SKYPE LUXEMBOURG HOLDINGS S.À.R.L.,

SKYPE INC.,

CAMINO NETWORKS, INC.

AND

SONORIT HOLDING, AS

[redacted] = Portions of this exhibit are subject to a request for confidential treatment and have been redacted and filed separately with the Securities and Exchange Commission.

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ii

LIST OF ANNEXES

Annex A	-	Form of Seller Subordinated Note

Annex B	-	Shareholders Agreement Term Sheet

Annex C	-	Tax Cooperation Term Sheet

Annex D	-	Form of Transitional Services Agreement

Annex E	-	Knowledge

Annex F	-	Certain Specified Antitrust Jurisdictions

Annex G	-	PayPal Agreement Term Sheet

Annex H	-	Additional Disclosed Information

Annex I	-	Form of Office Transition Agreement

Annex J	-	Form of Cross-License Agreement

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THIS AGREEMENT is made on 1 September 2009, as amended on 14 September 2009

AMONG:

(1)	EBAY INC., a company incorporated under the laws of Delaware, having its corporate headquarters at 2145 Hamilton Avenue, San Jose, California, 95125, United States (“Parent”); and

(2)	EBAY INTERNATIONAL AG, a Swiss company, having its registered office at Helvetiastrasse 15/17, CH-3005, Bern, Switzerland (“International”); and

(3)	SONORIT HOLDING, AS, a Norwegian company, having its registered office at P.O. Box 2374 Solli, O204 Oslo, Norway (“Sonorit Holding”); and

(4)	SPRINGBOARD GROUP S.À.R.L. (FORMERLY SLP III CAYMAN DS IV HOLDINGS S.À.R.L.), a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 65 Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, and registered with the Luxembourg Trade and Companies Register under number B 141.496 (the “Buyer”).

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Accounts” means the audited combined financial statements of the Group Companies (comprising a balance sheet, a profit and loss account and a statement of cash flows) for the financial periods ended on 31 December 2006, 31 December 2007 and 31 December 2008 together, in each case, with the notes thereto, as attached in Schedule B of the Disclosure Letter;

“Act” means the Companies Act 2006 or the Companies Act 1985 (as amended) as applicable;

“Affiliate” means, in relation to any person, a direct or indirect subsidiary undertaking of such person, a direct or indirect parent undertaking of such person or a direct or indirect subsidiary undertaking of such parent undertaking;

“Agreed Rate” means five per cent above the base rate from time to time of Barclays Bank PLC;

“Applicable Accounting Principles” has the meaning set out in clause 2.5.1;

“Business” means the businesses of the Group Companies as conducted at the date of this Agreement and at the Completion Date;

“Business Day” means a day other than: (a) a Saturday or Sunday; or (b) a public holiday in New York, England and Wales or in Luxembourg (and “Business Days” means more than one Business Day);

“Buyer’s Completion Certificate” has the meaning set out in paragraph 2.4 of Schedule 3;

“Buyer Confidential Information” has the meaning set out in clause 12.1;

“Buyer’s Group Undertakings” means:

(1)	on the date of this Agreement and for the period up to, including and after the Completion Date: (i) the Buyer; (ii) an undertaking which is a direct or indirect subsidiary undertaking or a direct or indirect parent undertaking of the Buyer; or (iii) a direct or indirect subsidiary undertaking of a parent undertaking of the Buyer; and

(2)	following the Completion Date, each of the persons identified in clause “(1)” above and each Group Company (and “Buyer’s Group Undertaking” means any one of the Buyer’s Group Undertakings);

“Buyer’s Pre-Completion Shareholders” means those persons listed in Schedule 10;

“Buyer’s Solicitors” means Sullivan & Cromwell LLP of 1 New Fetter Lane, London EC4A 1AN, United Kingdom;

“Buyer’s Warranties” means the statements contained in Schedule 6 and in the Buyer’s Completion Certificate (and “Buyer’s Warranty” means any one of the Buyer’s Warranties);

“Camino” means Camino Networks, Inc., a Delaware corporation and wholly owned subsidiary undertaking of Sonorit Holding;

“Camino Shares” means the 5,000,000 shares of common stock, par value $.001 each, in the share capital of Camino;

“Claim Notice” has the meaning set out in paragraph 6.1.1 of Schedule 5;

“Code” has the meaning set out in Schedule 9;

“Company” means Skype Technologies S.A., a Luxembourg public limited company (société anonyme), having its registered office at 22/24, boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 96677;

“Completion” means the completion of the simultaneous sale and purchase of the Shares in accordance with this Agreement, including the issuance of the Rollover Shares by the Buyer to International;

“Completion Date” means the later of: (a) 20 Business Days after the date of execution of this Agreement; or (b) the second Business Day following the day on which the last of the conditions listed in Schedule 2 (other than those conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or such other date as may be agreed in writing between the Buyer and the Sellers;

“Confidential Information” has the meaning set out in clause 12.1;

“Confidentiality Agreements” means the confidentiality agreements entered into between Parent and the Buyer’s Pre-Completion Shareholders (or Affiliates thereof) in connection with the Transactions;

“Continuing Employees” has the meaning set out in clause 11.1;

“Continuing Parent Performance Guarantees” has the meaning set out in clause 5.2 (and “Continuing Parent Performance Guarantee” means any one of the Continuing Parent Performance Guarantees);

“Copyrights” means published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information, mask works and semiconductor chip rights, computer and electronic data processing programs, operating programs and software, both source code and object code, flow charts, diagrams, descriptive texts and computer print-outs), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof;

“Data Room Information” means the documents and information contained in the online data room established in relation to the Group Companies and/or the Transactions as of 11:59 p.m., Pacific Time, on August 29, 2009 and as contained on one or more CD-ROMs, or other digital media, identified as such and distributed to the parties;

“Debt Commitment Letters” has the meaning set out in paragraph 4.1 of Schedule 6;

“Debt Financing” has the meaning set out in paragraph 4.1 of Schedule 6;

“Definitive Financing Documents” means all agreements and other legally binding documents governing the terms of the Financing, other than the Debt Commitment Letters (or any other debt commitment letters with respect to Substitute Financing) and the Equity Funding Letters (or any other equity funding letters with respect to Substitute Financing) (and “Definitive Financing Document” means any one of the Definitive Financing Documents);

“Disclosing Party” has the meaning set out in clause 12.1;

“Disclosure Letter” means the letter from the Sellers to the Buyer in relation to the Sellers’ Warranties having the same date as this Agreement, the receipt of which has been acknowledged by the Buyer, together with all documents annexed thereto;

“Dispute” has the meaning set out in clause 20.2;

“Encumbrance” means a mortgage, charge, pledge, lien, right of first refusal, right of pre-emption, other encumbrance or security interest of any kind, or another type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“Equity Financing” has the meaning set out in paragraph 4.1 of Schedule 6;

“Equity Funding Letters” has the meaning set out in paragraph 4.1 of Schedule 6;

“Equity Provider” has the meaning set out in paragraph 4.1 of Schedule 6;

“Equity Provider Group” has the meaning set out in paragraph 4.1 of Schedule 6;

“Event” means any event, change, claim, act, transaction, circumstance or omission, including a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance (and “Events” means more than one Event);

“Finance LLC” means Springboard Finance Holdco LLC, a Delaware limited liability company and an indirect wholly owned subsidiary undertaking of the Buyer;

“Financing” has the meaning set out in paragraph 4.1 of Schedule 6;

“Financing Letters” has the meaning set out in paragraph 4.1 of Schedule 6;

“Governmental Entity” means any supranational, national, state, provincial, local or municipal governmental or regulatory authority, agency, department, commission, body, court or tribunal, or other legislative, executive or judicial governmental entity;

“Group Companies” means Luxembourg Sub, US Sub, Camino, Sonorit Holding, and the Subsidiary Undertakings (and “Group Company” means any one of the Group Companies);

“Indebtedness” means, without duplication: (a) any obligations of any Group Company for borrowed money (including all obligations for principal and interest, premiums and penalties); (b) any obligations of any Group Company evidenced by any note, bond, debenture or other debt security; (c) any obligations of any Group Company secured by a mortgage; (d) any obligations of any Group Company as lessee or lessees under leases that have been recorded in the accounts of the Group Companies as capital leases; (e) all obligations of any Group Company for the reimbursement of letters of credit, bankers’ acceptance or similar credit transactions; (f) any obligations of any Group Company under any currency or interest rate swap or hedge transactions; and (g) all obligations of the types described in clauses (a) through (f) above the payment of which is guaranteed, directly or indirectly, by any Group Company;

“Indemnified Tax” has the meaning set out in the Tax Covenant;

“Intellectual Property” means: (a) Trademarks; (b) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents (including utility and design patents, industrial designs and utility models), registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewals, extensions, reissues and re-examinations thereof; (c) Copyrights; (d) Trade Secrets; (e) design rights; and (f) all other intellectual property, industrial or similar proprietary rights;

“Intellectual Property Contracts” means: (a) all agreements under which any Group Company is licensed or otherwise permitted by a third party to use any Intellectual

Property (other than “shrink wrap” or “click through” licenses) that is material to the Business, and (b) all agreements under which a third party is licensed or otherwise permitted to use any Owned Intellectual Property that is material to the Business, and includes, in cases of clauses “(a)” and “(b),” material non-assertion agreements, settlement agreements, trademark coexistence agreements and trademark consent agreements, but excluding in the case of clauses “(a)” and “(b)” all agreements entered into by any Group Company in the usual course of business where Intellectual Property is ancillary to, but not a primary subject of, the agreement;

“Inter-Company Trading Amounts” means all amounts owed, outstanding or accrued in the usual course of trading, including any VAT arising on such amounts, as between any Group Company and any Seller’s Group Undertaking (other than any Group Company), as at Completion in respect of inter-company trading activity between them and the provision of services, facilities and benefits;

“Interim Accounts” has the meaning set out in clause 6.4;

“Intra-Group Debt” means, in relation to each Group Company, any amounts (including accrued interest) owed at Completion by that Group Company to any Seller’s Group Undertaking (other than any Group Company), or any amounts (including any accrued but unpaid interest) owed by any Seller’s Group Undertaking (other than a Group Company) to such Group Company, that are neither Inter-Company Trading Amounts nor amounts in respect of Tax or group Relief;

“IT Assets” means the computers, computer software, databases, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other tangible information technology equipment used exclusively in the business of any Group Company;

“Joltid Litigation” has the meaning set out in Schedule 11;

“Judgment” means: (a) any judgment, award or ruling by a court, arbitrator or arbitration panel that disposes of all or part of any Legal Proceeding that falls within the definition of Joltid Litigation or Specified Legal Proceeding, as the case may be; and (b) for purposes of clauses 8.5 and 9.4, any Settlement that is entered into by the Company with respect to any of the Legal Proceedings referred to in clause “(a)” of this sentence if (and only if) such Settlement is reached following the handing down by a court, arbitrator or arbitration panel of a judgment, award or ruling that disposes of all or part of any Legal Proceeding that falls within the definition of Joltid Litigation or Specified Legal Proceeding, as the case may be, in full or partial satisfaction of such judgment, award or ruling; provided, however, that if the remedy provided for in the judgment, award or ruling referred to in this clause “(b)” involves, directly or indirectly, any injunction or similar order or action, then such Settlement shall be considered to be a “Judgment” for purposes of the sharing mechanism in clauses 8.5 and 9.4 only in the amount of the original monetary damages ordered pursuant to such judgment, award or ruling (it being understood that a Settlement that is entered into following the handing down of a judgment, award or ruling that solely involves an injunction or similar order shall not be a Judgment);

“Last Accounting Date” means 31 December 2008;

“Last Balance Sheet” means the audited combined balance sheet of the Group Companies as of the Last Accounting Date;

“Leases” has the meaning set out in paragraph 10.3 of Schedule 4;

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding, hearing or inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity, arbitrator or arbitration panel;

“Losses” means all actual losses, expenses, damages and costs (including reasonable legal costs) (and “Loss” means any such loss or cost) (for the avoidance of doubt, any Loss incurred or suffered by a Group Company after Completion shall be treated as a Loss of the Buyer);

“Luxembourg Sub” means Skype Luxembourg Holdings S.À.R.L, a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 7, Val Sainte Croix, L-1371 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 111886;

“Luxembourg Sub Shares” means the 1,034,277 shares, having a nominal value of Euro 25 (EUR 25) each, in the share capital of Luxembourg Sub;

“Material Adverse Change” means: (i) any material adverse change, event, circumstance or development in the business, operations, results of operations or financial condition of the Group Companies, taken as a whole; and/or (ii) any material adverse change, event, circumstance or development that would prevent any Seller or any Seller’s Group Undertaking from completing the sale of the Shares or otherwise performing in any material respect its obligations under this Agreement or the Shareholders Agreement; provided, however, that, for purposes of clause (i), no adverse change, event, circumstance or development (including any loss or threatened loss of employees, service providers or users, any cancellation of or delay in subscriptions, any decrease in revenue or any litigation) arising directly or indirectly from or otherwise relating directly or indirectly to any of the following shall be deemed either alone or in combination to constitute, and no such adverse change, event, circumstance or development shall be taken into account in determining whether there has been or would be, a Material Adverse Change:

(a)	general economic, business, legal, political, regulatory, financial or market conditions, other than any adverse change, event, circumstance or development that has a materially disproportionate effect on the Group Companies as compared to other companies operating in the same industry or industries as the Group Companies;

(b)	any facts, circumstances or conditions generally affecting any of the industries or industry sectors in which any Group Company operates, other than any adverse change, event, circumstance or development that has a materially disproportionate effect on the Group Companies as compared to other companies operating in the same industry or industries as the Group Companies;

(c)	fluctuations in the value of any currency;

(d)	any act of terrorism, war, calamity, natural disaster, pandemic, act of God or other similar event, occurrence or circumstance;

(e)	the announcement or pendency of this Agreement or any of the Transactions;

(f)	any failure of any of the Group Companies to meet internal or other forecasts or projections (it being understood that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, circumstance, event or development underlying such failure has resulted in, or contributed to, a Material Adverse Change);

(g)	any action or inaction by any Group Company taken or omitted to be taken at the Buyer’s express written request;

(h)	compliance by the Sellers or any Group Company with the terms of, or the taking of any action required by, this Agreement, including the provisions of Schedule 7, other than the Seller’s obligation to conduct, or procure that the Group Companies conduct, the business of the Group Companies in the usual course of business as set out in clause 6.1.1;

(i)	any change after the date of this Agreement in, or adoption after the date of this Agreement of: (A) any applicable law, rule, regulation or other legal requirement or legal process; or (B) the interpretation or application of any of the foregoing;

(j)	any Joltid Litigation or Specified Legal Proceedings;

(k)	any change in accounting principles applicable to any of the Group Companies or the interpretation or application thereof; or

(l)	any matter identified in clauses 5.16(a), (b), and (f), 8.6, 8.7 and 15.3 of Schedule 1.2 of Schedule A to the Disclosure Letter;

“Notice” has the meaning set out in clause 18.1;

“Open Source Materials” means any software or firmware that is licensed under the GNU’s Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License or any open source license that requires as a condition of its use, modification or distribution that it, or other software incorporated, distributed with, or derived from it, be disclosed or distributed in any Source Code form or made available at no charge;

“Order” has the meaning set out in paragraph 5 of Schedule 2;

“Other Tax Returns” has the meaning set out in Schedule 9;

“Owned Intellectual Property” means all Intellectual Property owned by any Group Company;

“Parent Performance Guarantees” means those certain guarantees or other commitments by Parent or any other Seller’s Group Undertaking (other than a Group Company) of specified obligations of one or more Group Companies under select agreements to which one or more Group Companies are parties, including those more particularly described in Schedule 1.1 of the Disclosure Letter (and “Parent Performance Guarantee” means any one of the Parent Performance Guarantees);

“Payment” has the meaning set out in clause 10.4;

“Permits” has the meaning set out in paragraph 15.4 of Schedule 4 (and “Permit” means any one of the Permits);

“Permitted Encumbrances” shall mean the following Encumbrances relating to the Group Companies: (a) liens for Taxes of the Group Companies not yet due and payable or liens for Taxes of the Group Companies being contested in good faith by any appropriate proceedings; (b) mechanics’, materialmen’s and similar liens; (c) statutory Encumbrances existing as of the Completion Date and claimed or held by any Governmental Entity that are related to obligations that are not due or delinquent; (d) Encumbrances resulting from any of the contracts disclosed in the Disclosure Letter; (e) Encumbrances arising from transfer restrictions under the securities laws of any jurisdiction; (f) nonexclusive licenses of Owned Intellectual Property; and (g) other Encumbrances that do not materially interfere with the use or operation of the property subject thereto;

“Plan” has the meaning set out in paragraph 13.2 of Schedule 4;

“Policies” has the meaning set out in paragraph 9.1 of Schedule 4;

“Pre-Completion Directors and Auditors” has the meaning set out in clause 5.3;

“Pre-Completion Period” has the meaning set out in clause 6.1;

“Properties” means the properties details of which are set out in Schedule 8 (and “Property” means any one of the Properties);

“Purchase Price” has the meaning set out in clause 2.3;

“Purchase Price Allocation” has the meaning set out in clause 2.4;

“Pursuit” of any Joltid Litigation or any Specified Legal Proceeding, as the case may be, means all steps and actions relating to or taken in connection with the pursuit, prosecution or defence of any Joltid Litigation or Specified Legal Proceeding, as the case may be;

“Recipient” has the meaning set out in clause 12.1;

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar;

“Relevant Claims” means all claims by or on behalf of the Buyer against the Sellers under or pursuant to the provisions of this Agreement (including the Tax Covenant) (and “Relevant Claim” means any one of the Relevant Claims);

“Relief” has the meaning set out in Schedule 9;

“Representation” has the meaning set out in clause 15;

“Representatives” of a person means such person’s direct or indirect subsidiary undertakings and other Affiliates and the officers, directors, employees, agents, attorneys, accountants, advisors, lenders and other actual and potential sources of financing and representatives of such person and of such person’s direct or indirect subsidiary undertakings and other Affiliates (and “Representative” means any one of the Representatives);

“Rollover Shares” has the meaning set out in clause 3.4.3;

“Sellers” means Parent, International and, solely until Completion, Sonorit Holding (and “Seller” means any one of the Sellers);

“Seller Confidential Information” has the meaning set out in clause 12.1;

“Seller Subordinated Note” means the subordinated note of Finance LLC in favour of International in form attached as Annex A to this Agreement;

“Seller’s Group Undertakings” means:

(a)	in relation to each Seller: (i) that Seller; (ii) an undertaking which is a direct or indirect subsidiary undertaking or a direct or indirect parent undertaking of that Seller; and (iii) a direct or indirect subsidiary undertaking of a parent undertaking of that Seller, but in each case excluding any Group Company; and

(b)	on the date of this Agreement and for the period up to and including the Completion Date, the persons identified in clause “(a)” above and any Group Company (and “Seller’s Group Undertaking” means any one of the Seller’s Group Undertakings);

“Sellers’ Completion Certificate” has the meaning set out in paragraph 1.1.10 of Schedule 3;

“Sellers’ Solicitors” means Sidley Austin LLP of 25 Basinghall Street, London EC2V5HA, United Kingdom, and Dewey & LeBoeuf LLP of 1950 University Avenue, Suite 500, East Palo Alto, CA 94303, United States;

“Sellers’ Warranties” means the statements contained in Schedule 4 and the Sellers’ Completion Certificate (and “Sellers’ Warranty” means any one of the Sellers’ Warranties);

“Senior Employees” means Dan Berg, Christopher Dean, Scott Durchslag, Anne Gillespie, Robert Miller, Brian O’Shaughnessy, Laura Shesgreen and Josh Silverman;

“Settlement” means any settlement, adjustment, compromise or consent to entry of a Judgment that is voluntarily entered into by the parties thereto and that disposes of all or part of any Legal Proceeding that falls within the definition of Joltid Litigation or

Specified Legal Proceeding, as the case may be (except for any Settlement that is included in the definition of a “Judgment” set forth above);

“Shadow Counsel” of a person means separate counsel engaged by such person in connection with a Legal Proceeding (for the avoidance of doubt, Shadow Counsel is separate from the primary counsel in a Legal Proceeding);

“Shareholders Agreement” means the Shareholders Agreement to be entered into among Lux Holdco, the Buyer’s Pre-Completion Shareholders and Parent prior to Completion, the material terms of which are set out in Annex B to this Agreement;

“Shares” means: (a) the Luxembourg Sub Shares; (b) the US Sub Shares; (c) the Sonorit Shares; and (d) the Camino Shares;

“Source Code” means, collectively, any human readable software or firmware source code, RTL descriptions, specifications (including manufacturing, assembly, packaging and testing specifications, documentation, and instructions) or any material portion or aspect of any of the foregoing, or any material proprietary information or algorithm contained in or relating to any of the foregoing;

“Sonorit Shares” means the 1,900,000 shares, having a par value of 0.01 Norwegian krone (NOK 0.01) each, in the share capital of Sonorit Holding;

“Specified Legal Proceedings” has the meaning set out in Schedule 11;

“Subsidiary Undertakings” means the subsidiary undertakings of Luxembourg Sub listed in Part B of Schedule 1 (and “Subsidiary Undertaking” means any one of the Subsidiary Undertakings);

“Substitute Financing” has the meaning set out in clause 7.1;

“Sum Recovered” has the meaning set out in paragraph 8.2 of Schedule 5;

“Tax” and “Taxation” mean any form of taxation and any levy, duty, charge, withholding or impost of a similar nature (including any penalty or interest payable in connection with, or with any failure to pay or any delay in paying, any of the same);

“Tax Authority” and “Taxation Authority” means any Governmental Entity anywhere in the world that is a taxing authority, and that is competent to impose, collect or administer any Taxation;

“Tax Claim” means a claim in respect of any breach of the Tax Warranties or under the Tax Covenant;

“Tax Considerations” has the meaning set out in clause 10.4.2;

“Tax Cooperation Agreement” means the Tax Cooperation Agreement to be entered into between Parent and the Buyer prior to Completion, the material terms of which are set out in Annex C to this Agreement;

“Tax Covenant” means the covenant relating to Tax set out in Schedule 9;

“Tax Legislation” has the meaning set out in Schedule 9;

“Tax Returns” means all returns and similar statements required to be filed with a Tax Authority with respect to any Indemnified Tax (including any attached schedules or computations), including any information return, claim for refund, amended return or declaration of estimated Indemnified Taxes (and “Tax Return” means any one of the Tax Returns);

“Tax Warranties” means the warranties relating to Tax in paragraph 5 (other than paragraph 5.16 thereof) of Schedule 4 (and “Tax Warranty” means any one of the Tax Warranties);

“Termination Fee” has the meaning set out in clause 3.7.1;

“Third Party Beneficiary” has the meaning set out in clause 16.9;

“Trademarks” means all trademarks, service marks, logos, product names and slogans, symbols, trade dress, assumed names, fictitious names, trade names, brand names, business names, and any and every other form of trade identity and other indicia of origin, all applications and registrations for the foregoing and any renewals of same, and all goodwill associated therewith and symbolized thereby;

“Trade Secrets” means all trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, drawings, prototypes, models, designs, technology, compositions, manufacturing, production and other processes and techniques, schematics, technical data, engineering, production and other designs, drawings, engineering notebooks, industrial models, software specifications, business methods, customer lists and supplier lists);

“Transaction Agreements” means this Agreement, the Transitional Services Agreement, the Shareholders Agreement, the Seller Subordinated Note and the other agreements entered into pursuant to this Agreement (and “Transaction Agreement” means any one of the Transaction Agreements);

“Transactions” means the transactions contemplated by the Transaction Agreements (and “Transaction” means any one of the Transactions);

“Transitional Services Agreement” means the Transitional Services Agreement in the form attached as Annex D to this Agreement;

“US Sub” means Skype Inc., a Delaware corporation and wholly owned subsidiary undertaking of Parent;

“US Sub Shares” means the 1,000 shares, having a par value of US$0.001 each, in the share capital of US Sub;

“Use” has the meaning set out in clause 12.1;

“VAT” means:

(a)	any tax imposed in compliance with the Council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the UK, value added tax imposed by VATA and legislation and regulations supplemental thereto); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere; and

“VATA” means the Value Added Tax Act 1994 of the United Kingdom.

1.2	In this Agreement, a reference to:

1.2.1	a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Companies Act 2006 and to a “subsidiary” or “holding company” is to be construed in accordance with section 736 of the Companies Act 1985;

1.2.2	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialed by or on behalf of the Sellers and the Buyer;

1.2.3	the singular includes the plural and vice versa;

1.2.4	a statutory provision includes a reference to the statutory provision as amended or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so amended or re-enacted) before the date of this Agreement;

1.2.5	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.6	a person includes a reference to that person’s successors and permitted assigns;

1.2.7	a “party” includes a reference to that party’s successors and permitted assigns;

1.2.8	a “regulation” includes any regulation, rule or official directive of any Governmental Entity or any regulatory or self-regulatory organization, in each case having the force of law;

1.2.9	“$” or “dollars” is a reference to U.S. dollars;

1.2.10	a clause, paragraph, schedule, attachment or annex, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule, attachment or annex to, this Agreement;

1.2.11	any matter “as set out in this Agreement,” “as set out herein” or any similar reference, unless the context otherwise requires, includes a reference to any such matter set out or contained in the schedules to this Agreement;

1.2.12	(a) any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and (b) any non-English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing in the definition of ‘Intellectual Property” (and the other defined terms used therein) shall be deemed to include what most nearly approximates in England to such non-English legal term;

1.2.13	times of the day are to London time;

1.2.14	“writing” shall include any model of reproducing words in a legible and non-transitory form;

1.2.15	“books and records” and words of similar import means books, records or other information in any form, including paper, electronically stored data, magnetic media, film and microfilm;

1.2.16	“the date of this Agreement”, “the date hereof”, “the date of execution of this Agreement” or words of similar import mean 1 September 2009; and

1.2.17	the conversion of any payment or other amount denominated in Euros into U.S. Dollars for purposes of this Agreement shall be effected using the exchange rate quoted in the Financial Times on the date that is two Business Days immediately preceding the date on which such payment is to be made or such amount is to be converted into U.S. dollars.

1.3	The ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.4	The headings in this Agreement do not affect its interpretation.

1.5	A reference in this Agreement to “so far as the Sellers are aware” or “to the knowledge of the Sellers” means the actual knowledge of the individuals set forth in Section 1 of Annex E at the date of this Agreement. A reference to “to the best of the knowledge of the Sellers” means the actual knowledge of the individuals set forth in Section 1 of Annex E, at the date of this Agreement, after reasonable inquiry of the individuals set forth in Section 2 of Annex E.

1.6	A reference in this Agreement to “so far as the Buyer is aware” or “to the knowledge of the Buyer” means the actual knowledge of the individuals set forth in Section 3 of Annex E.

1.7	The obligations of the Sellers under or in connection with this Agreement shall be joint and several.

2.	SALE AND PURCHASE

2.1	Each Seller agrees to sell at Completion with full title guarantee the Shares held by it, and the Buyer agrees to buy at Completion the Shares and each right attaching to the Shares at or after Completion, free of any Encumbrance; provided, however, that the Buyer can designate one or more wholly owned subsidiary undertakings to acquire the Shares at Completion.

2.2	Each of the Sellers waives all rights of pre-emption and other restrictions on transfer over the Shares conferred on it and shall procure that all such rights conferred on any other person are waived no later than Completion so as to permit the sale and purchase of the Shares.

2.3	The total consideration payable by the Buyer to the Sellers for the Shares is an amount equal to $2,750,000,000 (the “Purchase Price”), to be satisfied as set out in clauses 3.4.1 through 3.4.4.

2.4	The Purchase Price will be apportioned between the Sellers and among the Shares in the manner to be mutually agreed to by the Buyer and the Sellers during the Pre-Completion Period (such apportionment, the “Purchase Price Allocation”), which apportionment shall take into account the fact that Sonorit Holding is both a Seller and a Group Company.

3.	CONDITIONS; COMPLETION; TERMINATION

3.1	The sale and purchase of the Shares and the completion of the other Transactions are in all respects conditional upon those matters listed in Schedule 2, provided that: (a) the Buyer may in its absolute discretion waive any one or more of the conditions set out in paragraphs 2, 3, 4, 7, 8, 11 and 12 of Schedule 2 by written notice to the Sellers; (b) the Sellers may in their absolute discretion waive any one or more of the conditions set out in paragraphs 9, 10 and 13 of Schedule 2 by written notice to the Buyer; and (c) the Buyer and the Sellers may jointly waive the conditions set out in paragraphs 1, 5 and 6 of Schedule 2 by written agreement to that effect.

3.2

The Sellers shall use all reasonable endeavours to procure that the conditions set out in paragraphs 2, 3, 4, 7, 8, 11 and 12 of Schedule 2 be fulfilled as soon as possible after the date of this Agreement; the Buyer shall use all reasonable endeavours to procure that the conditions set out in paragraphs 9, 10 and 13 of Schedule 2 be fulfilled as soon as possible after the date of this Agreement; and the Buyer and the Sellers shall use all reasonable endeavours to procure that the conditions set out in paragraphs 1, 5 and 6 of Schedule 2 be fulfilled as soon as possible after the date of this Agreement. Without limiting the generality of the foregoing, with respect to the condition set out in paragraph 1 of Schedule 2, where required, the Sellers shall make any necessary filings required to be made by the Sellers with any Governmental Entity, and the Buyer shall procure that the Buyer’s Group Undertakings: (a) make all necessary registrations and filings with Governmental Entities as soon as practicable following the date of this Agreement and take all steps as may be necessary to obtain an approval or waiver from (including by requesting early termination of any applicable waiting period, if available), or to avoid an action or proceeding by, any Governmental Entity; (b) defend any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the completion of any of the Transactions and seek to have any stay or temporary restraining order issued or entered by any Governmental Entity vacated or reversed; and (c) promptly, if required by any Governmental Entity in order to complete any of the Transactions, take all steps and make all undertakings to secure clearance under applicable antitrust laws (including steps to offer behavioural undertakings and, if such undertakings are considered insufficient by the relevant Governmental Entity, effect the sale or other disposition of particular properties of the Buyer, its Affiliates and/or the Group Companies and to hold separate such properties pending such sale or other disposition). In addition, the Sellers shall procure that the Seller’s Group Undertakings, and the Buyer shall procure that the Buyer’s Group Undertakings: (i) keep the Buyer or the Sellers, as the case may be, informed in all material respects of any material communication received by any Seller’s Group Undertaking (in the case of the Sellers’ obligations under this clause) or by any Buyer’s Group Undertaking (in the case of the Buyer’s obligations under this clause) from, or given by any Seller’s Group Undertaking (in the case of the Sellers’ obligations under this clause) or by any Buyer’s Group Undertaking (in the case of the Buyer’s obligations under this clause) to, any Governmental Entity, in each case regarding any of the Transactions; and (ii) permit the Buyer or the Sellers, as the case may be, to review any material communication delivered to, and consult with the Buyer or the Sellers, as the case may be, in advance of any meeting or conference with, any Governmental Entity relating to the Transactions, and give the Buyer or the Sellers, as the case may be, the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Entity).

3.3	Completion shall take place at the offices of Sellers’ solicitors (Luxembourg) on the Completion Date.

3.4	At Completion:

3.4.1	the Buyer shall pay $1,824,000,000 in cash to the Sellers or as the Sellers shall direct in writing by transfer of funds for same day value to such account(s) as shall have been notified by the Sellers to the Buyer;

3.4.2	Luxembourg Sub shall pay $86,000,000 in cash to International by way of redemption or purchase of convertible preferred equity certificates of Luxembourg Sub;

3.4.3	the Buyer shall deliver to International a certified copy of the share register of the Buyer evidencing the issuance to International of ordinary shares of the Buyer representing 35% of the issued ordinary share capital of the Buyer, measured as of immediately following Completion (the “Rollover Shares”);

3.4.4	the Buyer shall deliver to International the Seller Subordinated Note, duly executed by Finance LLC;

3.4.5	the Sellers shall otherwise each do or procure all those other things respectively required of them in clause 3 and Part 1 of Schedule 3;

3.4.6	the Buyer shall otherwise do or procure all those other things required of it in clause 3 and Part 2 of Schedule 3; and

3.4.7	the Tax Covenant shall come into full force and effect.

3.5	This Agreement may be terminated at any time prior to Completion as follows:

3.5.1	by the mutual written consent of the Buyer and the Sellers;

3.5.2	by either the Buyer or the Sellers at any time after 5:00 p.m. on 31 January 2010 and before Completion if Completion shall not have occurred by 5:00 p.m. on 31 January 2010; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this clause 3.5.2 if the failure of Completion to have occurred by 5:00 p.m. on 31 January 2010 is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to Completion;

3.5.3	by either the Buyer or the Sellers if: (a) a Governmental Entity shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Completion; or (b) there shall be any law, rule or regulation promulgated, issued or deemed applicable to the sale and purchase of any of the Shares after the date of this Agreement by any court of competent jurisdiction or other Governmental Entity that would make the Completion illegal;

3.5.4	by the Buyer if: (a) any Sellers’ Warranty shall have become untrue after the date of this Agreement, such that the condition set out in paragraph 2 of Schedule 2 to this Agreement would not be satisfied; or (b) the Sellers shall have breached any of their covenants or obligations set forth in this Agreement such that the condition set out in paragraph 3 of Schedule 2 would not be satisfied, and such inaccuracy or breach is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Buyer to the Sellers; provided, however, that, in the case of clauses “(a)” and “(b),” the Buyer shall not be permitted to terminate this Agreement pursuant to this clause 3.5.4 if the Buyer has breached any of its covenants or obligations set forth in this Agreement such that the condition set out in paragraph 10 of Schedule 2 would not be satisfied and such breach remains uncured;

3.5.5	by the Sellers if: (a) any Buyer’s Warranty shall have become untrue after the date of this Agreement, such that the condition set out in paragraph 9 of Schedule 2 to this Agreement would not be satisfied; (b) the Buyer shall have breached any of its covenants or obligations set forth in this Agreement such that the condition set out in paragraph 10 of Schedule 2 would not be satisfied; (c) the Buyer shall have breached any of its covenants in clause 5.9 or clause 5.10; or (d) subject to clause 5.10, the Buyer shall have breached its obligation to complete the Transactions on the Completion Date, and, in the case of clauses “(a)” and “(b)” only, such inaccuracy or breach is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Sellers to the Buyer; provided, however, that, in the case of clauses “(a)” and “(b),” the Sellers shall not be permitted to terminate this Agreement pursuant to this clause 3.5.5 if the Sellers have breached any of their covenants or obligations set forth in this Agreement such that the condition set out in paragraph 3 of Schedule 2 would not be satisfied and such breach remains uncured; or

3.5.6	by the Buyer, prior to Completion, upon payment of the Termination Fee in the manner set out in clause 3.7 below (it being understood that the termination right contained in this clause 3.5.6 shall be available regardless of any breach by the Buyer of this Agreement).

3.6	In the event a party desires to terminate this Agreement as provided in clause 3.5, the party who so desires to terminate this Agreement shall provide written notice to the other party or parties, specifying the provision hereof pursuant to which such termination is made. Upon receipt of such notice by the other party or parties as described above, this Agreement shall forthwith become null and void (other than this clause 3.6, clauses 1 (Interpretation), 3.7, 3.8, the penultimate sentence of clause 7.6, 12 (Confidential Information), 13 (Announcements), 14 (Costs), 15 (Entire Agreement), 16 (General), 18 (Notices), 20 (Governing Law and Jurisdiction) and 21 (Service of Process) and the Confidentiality Agreements, all of which shall survive termination of this Agreement), and, except as provided in clause 3.8 with respect to the Termination Fee, there shall be no liability hereunder on the part of any Buyer’s Group Undertaking (or any of its Representatives) or any Seller’s Group Undertaking (or any of its Representatives); provided, however, that, in the event of a termination of this Agreement (other than a termination pursuant to clause 3.5.5 or clause 3.5.6 in connection with which the Buyer becomes obligated to pay the Termination Fee to the Sellers pursuant to clause 3.7), nothing in this Agreement shall relieve any party from liability for fraud, intentional breach of Warranties or material breach of covenants (including the covenant requiring the Buyer to purchase the Shares); and provided, further, that the Buyer’s aggregate liability following termination of this Agreement for breaches of the Transaction Agreements prior to such termination shall in no event exceed $300,000,000.

3.7	If this Agreement is terminated:

3.7.1	pursuant to clause 3.5.5, the Buyer shall pay to the Sellers, within two Business Days following such termination, by transfer of funds for same day value to such account(s) as shall have been notified by the Sellers to the Buyer, the sum of $300,000,000 (the “Termination Fee”);

3.7.2	pursuant to clause 3.5.6, the Buyer shall, on or prior to the date of such termination, pay the Termination Fee to the Sellers by wire transfer of funds for same day value to such account(s) as shall have been notified by the Sellers to the Buyer; and

3.7.3	the Termination Fee shall be apportioned between the Sellers in a manner consistent with the Purchase Price Allocation.

3.8

If: (a) the Sellers terminate this Agreement pursuant to clause 3.5.5 and the Buyer thereby becomes obligated to pay the Termination Fee to the Sellers pursuant to clause 3.7; or (b) the Buyer terminates this Agreement pursuant to clause 3.5.6 and thereby becomes obligated to pay the Termination Fee to the Sellers pursuant to clause 3.7, then, in each case: (i) the Sellers’ right to receive the Termination Fee (as liquidated damages) shall be the Sellers’ sole and exclusive remedy in respect of all matters arising under, or relating to, the Transactions and the Transaction Agreements; and (ii) none of the Sellers or any Sellers’ Group Undertaking shall have any liability or obligation of any kind arising out of or in any way relating to, any Transaction or any Transaction Agreement to the Buyer, any Buyer’s Group Undertaking or any other person and, for the avoidance of doubt, none of the Buyer, any Buyer’s Group Undertaking or any other person shall be entitled to pursue any other remedy at law or in equity (including those remedies referred to in clause 16.3), and including for tort damages of any kind, against the Sellers or any Seller’s Group Undertaking arising out of, or relating to, the Transactions or any of the Transaction Agreements. Upon payment of the Termination Fee to the Sellers, for the avoidance of doubt, none of the Buyer, any Buyer’s Pre-Completion Shareholder or any Buyer’s Group Undertaking shall have any liability or obligation of any kind arising out of or in any way relating to, any Transaction, any Transaction Agreement, the Financing Letters and/or any transactions contemplated thereby to the Sellers, any Seller’s Group Undertaking or any other person and, for the avoidance of doubt, none of the Sellers, any Seller’s Group Undertaking or any other person shall be entitled to pursue any other remedy at law (including recovery of damages for any Loss that they may have suffered in excess of the amount of the Termination Fee) or in equity (including those remedies referred to in clause 16.3), and including for tort damages of any kind, against the Buyer, any Buyer’s Pre-Completion Shareholder or any Buyer’s Group Undertaking arising out of, or relating to, the Transactions or any of the Transaction Agreements. For the avoidance of doubt, this clause 3.8 shall not apply to, and shall not have the effect of waiving or otherwise limiting a person’s liability or any remedy of the Sellers for, a breach following the termination of this Agreement of such person’s obligations under a Confidentiality Agreement or clause 12.

3.9	Save to the extent: (a) otherwise expressly provided in this Agreement; and/or (b) such right of rescission or termination arises as a result of the fraud of the other party, no party shall be entitled to rescind or terminate this Agreement or treat this Agreement as rescinded or terminated in any circumstances whatsoever and, accordingly, each party hereby waives all such other rights of rescission and/or termination that it might otherwise have in respect of this Agreement.

4.	THE SELLERS’ WARRANTIES

4.1	The Sellers jointly and severally warrant to the Buyer in the terms set out in Schedule 4 as at the date of this Agreement and in the terms set out in the Sellers’ Completion Certificate as at the Completion Date.

4.2	The Sellers’ liability for the Sellers’ Warranties shall be limited, restricted or excluded, as the case may be, as set out in this Agreement (including Schedule 5 and Schedule 9).

5.	THE BUYER’S WARRANTIES; CERTAIN UNDERTAKINGS OF THE BUYER

5.1	The Buyer warrants to the Sellers in the terms set out in Schedule 6 as at the date of this Agreement and in the terms set out in the Buyer’s Completion Certificate as at the Completion Date.

5.2

The Buyer shall provide all reasonable cooperation to the Sellers prior to Completion to procure that the Parent Performance Guarantees are terminated as of Completion, including if requested by the relevant beneficiary of such Parent Performance Guarantee following discussions between such beneficiary and the Buyer, by procuring one or more Group Companies to offer guarantees, support or other security arrangements reasonably acceptable to the relevant beneficiary of such Parent Performance Guarantee (including bank or other third-party guarantees, letters of credit or insurance) or taking such other actions as the Buyer and such beneficiary may mutually agree on. The Buyer shall procure that no Parent Performance Guarantees (and, so long as any Parent Performance Guarantee remains in effect, no obligations thereunder) are renewed, extended, expanded or amended after Completion. If any Parent Performance Guarantees are not terminated as of Completion (the “Continuing Parent Performance Guarantees”), the Buyer shall: (a) use its best endeavours (which shall not extend to the expenditure of money) to procure that the Continuing Parent Performance Guarantees be terminated as promptly as practicable after Completion; (b) defend, indemnify and hold harmless Parent against and from, and reimburse Parent for, any Losses incurred by Parent to the extent directly or indirectly relating to or arising under the Continuing Parent Performance Guarantees; and (c) procure that such documents, as are reasonably requested by the Sellers, be executed by the Buyer’s Group Undertakings in connection with the obligations set forth in clauses “(a)” and “(b)” of this sentence.

5.3	The Buyer covenants that the general shareholders’ meeting (or other appropriate corporate body) of each Group Company shall, no later than on the date of the next general shareholders’ meeting of the relevant Group Company (or, with respect to any Group Company organised under the laws of Luxembourg, no later than on the date of the next general shareholders’ meeting of such Group Company at which accounts are presented), grant proper and full discharge to the directors and statutory auditors in the Company and to the corresponding officers and statutory auditors in each Subsidiary Undertaking which are or have been in office at any time up to Completion (together “Pre-Completion Directors and Auditors”) for the fulfillment of their duties up to the termination of their appointment. The Buyer covenants that none of the Buyer’s Group Undertakings shall make any claim against, or seek any indemnification from, any Pre-Completion Director or Auditor with respect to the execution of their duties or with respect to this Agreement or any of the warranties given to the Buyer herein.

5.4	The Buyer undertakes to give the Sellers prompt written notice if it, after the date of this Agreement, becomes actually aware of any developments or other fact, event or circumstance causing a breach of any Buyer’s Warranties or of any covenants of the Buyer that would result in the condition set forth in paragraph 9 or paragraph 10 of Schedule 2 not being satisfied. Without limitation to clause 5 or any other provision of this Agreement, no such disclosure, however, will be deemed to amend, supplement, qualify or limit the Buyer’s Warranties, prevent or cure any misrepresentation, breach of warranty or breach of covenant or otherwise limit or affect in any manner any claim of the Sellers or the conditions to Completion.

5.5	The Buyer shall, and shall procure that the Buyer’s Pre-Completion Shareholders, negotiate in good faith with the Sellers to reach agreement prior to Completion on the terms of the Shareholders Agreement, which Shareholders Agreement shall reflect the terms set forth in Annex B.

5.6	From and after the Completion Date, the Buyer acknowledges and agrees that the Group Companies shall be solely responsible for (and no Seller’s Group Undertaking shall have any liability with respect to) all insurance coverage and related risk of loss based on claims pending as of the Completion Date and claims made after the Completion Date, without regard to when the event giving rise to any such claim occurred, with respect to the Group Companies and their business, assets and current or former employees.

5.7	The Buyer undertakes not to incur any liabilities, contingent or otherwise, prior to Completion, other than: (a) under the Transaction Agreements and the Definitive

Financing Documents; and (b) in respect of any other matter necessary for the completion of the Transactions or the operations of the Business immediately following Completion.

5.8	Prior to the Completion Date, to the extent required under Luxembourg law, the Buyer shall convene a shareholders’ meeting of the Buyer in accordance with Luxembourg law for the purposes of issuing the Rollover Shares to International at Completion. The Buyer shall procure that: (a) its shareholders approve the issuance of the Rollover Shares; and (b) all actions are taken that are necessary, under Luxembourg law or otherwise, to effect the issuance of the Rollover Shares to International at Completion.

5.9	The Buyer may not draw down on any revolving credit facility include in the Debt Financing at or prior to Completion; provided, however, that if the Debt Financing includes an original issue discount of greater than four percentage points, then the Buyer may draw down on such revolving credit facility at or prior to Completion to pay the amount of such original issue discount in excess of four percentage points, up to a maximum amount of $7,500,000 in the aggregate.

5.10	If, at any time during the Pre-Completion Period, all of the conditions set out in paragraphs 1, 2, 3, 4, 5, 6, 7, 8, 11 and 12 of Schedule 2 are satisfied (or waived by the Buyer), other than the conditions set out in paragraphs 1, 5 and 6 insofar as they relate to any filing or consent required under applicable antitrust or competition laws in the jurisdictions set out in Annex F hereto (the date on which such conditions are so satisfied or waived, the “Specified Date”), then the Buyer shall: (a) within one Business Day after the Specified Date, instruct each Equity Provider in writing to fund the full amount of such Equity Provider’s obligations under Equity Funding Letters; and (b) procure that, within 11 Business Days after the Specified Date, each Equity Provider deposits into escrow, with a third party escrow agent that is mutually acceptable to (and on terms to be mutually agreed between) the Buyer and the Sellers, the full amount of such Equity Provider’s obligations under Equity Funding Letters.

5.11	The Buyer shall negotiate in good faith with Parent to reach agreement prior to Completion on the terms of the Tax Cooperation Agreement, which shall reflect the terms set forth in Annex C.

5.12	In the event that the aggregate amount of the cash, cash equivalents and marketable securities of the Group Companies as of immediately prior to Completion is greater than €95,000,000, the Buyer shall pay to the Sellers the amount of such excess promptly following the Completion Date.

5.13	Subject to clause 5.9, if, immediately following Completion, the Buyer has incurred indebtedness under the Debt Financing in excess of $600,000,000, then the amount of cash, cash equivalents and marketable securities held by the Group Companies immediately following Completion shall equal the sum of: (a) the amount by which the indebtedness incurred by the Buyer under the Debt Financing exceeds $600,000,000; plus (b) €95,000,000; minus (c) $86,000,000.

6.	CERTAIN UNDERTAKINGS OF THE SELLERS

6.1	During the period commencing upon the execution of this Agreement and ending on the Completion Date (the “Pre-Completion Period”):

6.1.1	except as required by applicable law, rule or regulation or as expressly permitted or required pursuant to this Agreement, each of the Sellers undertakes to: (a) conduct, and procure that the Group Companies conduct, the business of the Group Companies in the usual course consistent with past practice and, to the extent consistent therewith, use, and procure that the Group Companies use, reasonable endeavors to preserve the Group Companies’ business organizations intact and maintain the Group Companies’ existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees, individual independent contractors and business associates and to keep available the services of present employees of the Group Companies; and (b) comply, and procure compliance by each relevant Group Company with the provisions of Schedule 7;

6.1.2	except as required by applicable law, rule or regulation, each of the Sellers undertakes that it shall not, without the prior written approval of the Buyer, exercise any voting rights over the Shares held by it to approve any matter which would be in non-compliance with the provisions of clause 6.1.1 and/or Schedule 7;

6.1.3	the Sellers shall, and shall procure that the Seller’s Group Undertakings, give required notices to third parties (other than Governmental Entities) having contractual relations with the Seller’s Group Undertakings and use reasonable endeavors to obtain any required consents from such third parties;

6.1.4	each of the Sellers undertakes to give the Buyer prompt written notice if it, after the date of this Agreement, becomes actually aware of any developments or other fact, event or circumstance causing a breach of any Sellers’ Warranties or of any covenants of the Sellers that would result in the condition set forth in paragraph 2 or paragraph 3 of Schedule 2 not being satisfied (it being understood that, without limitation to clause 4 or any other provision of this Agreement, no such disclosure, however, will be deemed to amend, supplement, qualify or limit the Sellers’ Warranties and the Disclosure Letter, prevent or cure any misrepresentation, breach of warranty or breach of covenant or otherwise limit or affect in any manner any Relevant Claim or the conditions to Completion);

6.1.5	subject to any confidentiality restrictions in place as of the date of this Agreement, the Sellers shall: (a) consult with the Buyer on, and consider in good faith the views of the Buyer with respect to, the “clean room” procedures relating to the “clean room” established by the Sellers in connection with the Joltid Litigation; and (b) subject to any applicable restrictions under antitrust and competition laws and to any “clean room” procedures then in effect, provide representatives of the Buyer with reasonable access to such “clean room”;

6.1.6	the Sellers shall negotiate in good faith with the Buyer’s Pre-Completion Shareholders and the Buyer to reach agreement prior to Completion on the terms of the Shareholders Agreement, which Shareholders Agreement shall reflect the terms set forth in Annex B;

6.1.7	the Sellers shall procure that Skype Communications S.a.r.l. enter into an agreement with PayPal (Europe) S.a.r.l & Cie, SCA on substantially the terms set forth in the term sheet attached as Annex G (the “PayPal Agreement”);

6.1.8	the Sellers shall keep the Buyer reasonably informed of all meetings and teleconferences between the Sellers or their appointed agent and the Luxembourg Tax Authority in relation to the Luxembourg tax ruling anticipated for the proposed reorganization involving the Company and Luxembourg Sub and the Luxembourg tax ruling issued to the Company dated 21 April 2005, and the Sellers shall take reasonable steps to cooperate with the Buyer and keep the Buyer informed of the status of such rulings, and at the request of the Buyer, the Sellers shall forward or cause to be forwarded to the Buyer copies of all relevant correspondence and other relevant information and documentation. The Buyer shall to the extent practicable be entitled to participate in any meetings and teleconferences between the Sellers and their appointed agent dealing with the Luxembourg Tax Authority in relation to such rulings; provided, however, that: (a) the Buyer and its appointed agent shall be provided the opportunity to (i) participate in the Sellers’ and their appointed agent’s preparations for any meetings or teleconferences with the Luxembourg Tax Authority in respect of which the Buyer or its appointed agent is not permitted to directly participate, and (ii) comment on any proposed written submissions to the Luxembourg Tax Authority in relation to such rulings (which comments shall be considered and taken into account in good faith so long as timely provided) and (b) the Sellers shall keep the Buyer informed of the outcome of any such meetings or teleconferences;

6.1.9	the Sellers shall procure that, until the Completion Date, all insurance policies held at the date of this Agreement by any Seller’s Group Undertaking for the benefit of a Group Company are maintained in force and effect for the benefit of each Group Company in respect of the period up to and including the Completion Date; and

6.1.10	Parent shall negotiate in good faith with the Buyer to reach agreement prior to Completion on the terms of the Tax Cooperation Agreement, which shall reflect the terms set forth in Annex C.

6.2	During the period commencing on the Completion Date and ending on the first anniversary of the Completion Date, neither the Sellers nor any Seller’s Group Undertaking will solicit the employment of any employee of any Group Company who has an annual base salary in excess of €100,000 (a “Restricted Employee”). Notwithstanding the foregoing, it shall not be a breach of this clause 6.2 for any Seller or Seller’s Group Undertaking to: (a) solicit Restricted Employees through general advertisements in newspapers and/or other media of general circulation (including advertisements posted on the Internet), job fairs or other similar general solicitations; (b) engage any recruiting firm or similar organization to identify or solicit persons for employment, or solicit the employment of any Restricted Employee who is identified by any such recruiting firm or organization, as long as such recruiting firm or organization is not instructed to target any Restricted Employee; (c) solicit any Restricted Employee who initiates discussions regarding employment with any Seller or any Seller’s Group Undertaking, provided that neither the Sellers nor any Seller’s Group Undertaking had solicited such Restricted Employee prior to such initiation of discussions in violation of this clause 6.2; or (d) solicit any Restricted Employee whose employment with any Group Company has terminated prior to the date of such solicitation, provided that neither the Sellers nor any Seller’s Group Undertaking had solicited such Restricted Employee prior to such termination in violation of this clause 6.2.

6.3	The Sellers’ liability for Relevant Claims shall be limited, restricted or excluded, as the case may be, as set forth in this Agreement (including Schedule 5 and Schedule 9).

6.4	As soon as practicable following the date of this Agreement, and in any event prior to the Completion Date, the Sellers shall deliver to the Buyer unaudited combined financial statements of the Group Companies for each fiscal quarter ending at any time during the period between the Last Accounting Date and the date that is 45 days prior to the Completion Date (the financial statements delivered to the Buyer in accordance with this clause 6.4, the “Interim Accounts”).

7.	FINANCING

7.1	The Buyer shall use its best endeavours to take all actions and to do all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Letters and, if applicable, the Definitive Financing Documents (or on terms no less favourable in all material respects and in the aggregate, to the Buyer, including with respect to conditionality) prior to the Completion Date, including by: (a) not taking any action in breach of the Financing Letters; (b) negotiating and entering into Definitive Financing Documents on the terms and conditions reflected in the applicable Financing Letters or on other terms no less favourable, in the aggregate, to the Buyer; (c) satisfying all conditions applicable to the Buyer in the Financing Letters and, if applicable, the Definitive Financing Documents that are within its control; and (d) completing the Financing on or prior to the Completion Date; provided that, notwithstanding the foregoing or any other provision of this Agreement, the Buyer shall be permitted to arrange such other replacement, amended or alternative financing in lieu of some or all of the Financing as it may determine in its sole discretion, including by syndicating all or a portion of the equity financing and amending, reducing or eliminating the debt financing (the “Substitute Financing”) so long as arranging for such Substitute Financing in lieu of all or a portion of the Financing would not have an adverse effect in any material respect on the Buyer’s ability to, or the speed at which the Buyer could otherwise, complete the Transactions.

7.2	Subject to the last proviso in clause 7.1, the Buyer shall use its best endeavors to procure that no amendment or modification is made to, and no waiver of any provision is made under or with respect to, the Financing Letters or any Definitive Financing Document, if such amendment, modification or waiver: (a) amends or expands (in a manner adverse to any Seller or the Buyer) the conditions to the Financing in any respect, including any such amendment or expansion that could make such conditions less likely to be satisfied by the Completion Date; (b) could reasonably be expected to prevent the Financing from being obtained or reduce the likelihood that the Financing would be obtained, or delay the date on which the Financing would be obtained; or (c) adversely impacts the ability of any Buyer’s Group Undertaking or any Seller to enforce its rights against other parties to the Financing Letters or any Definitive Financing Document. For purposes of this Agreement, references to “Financing” shall include the financing contemplated by the Financing Letters and, if applicable, Definitive Financing Documents, and the Substitute Financing, all as permitted to be amended or replaced by this clause 7.2 or clause 7.5 and references to “Financing Letters,” “Debt Commitment Letters” and “Equity Funding Letters” shall include such documents as are permitted to be amended or replaced by clause 7.1, this clause 7.2 or clause 7.5.

7.3	The Buyer shall keep the Sellers up-to-date and informed in reasonable detail of the status of its endeavours to arrange the Financing and shall provide to the Sellers copies of all executed and substantially final draft Definitive Financing Documents (it being understood, however, that fee letters and engagement letters may be provided in customary redacted form). Without limiting the generality of the foregoing, the Buyer shall give the Sellers prompt notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Letter or any Definitive Financing Document of any provision of such Financing Letter or Definitive Financing Document; (b) of the receipt by any of the Buyer’s Group Undertakings of any notice or other communication from any person with respect to any: (i) actual or potential breach, default, termination or repudiation by any party to any Financing Letter or Definitive Financing Document of any provision of any Financing Letter or Definitive Financing Document; or (ii) potential dispute or disagreement between or among any parties to any Financing Letter or Definitive Financing Document with respect to the Financing; and (c) if for any reason any of the Buyer’s Group Undertakings believes in good faith that: (i) there is (or there is likely to be) a dispute or disagreement between or among any parties to any Financing Letter or Definitive Financing Document with respect to the Financing; or (ii) there is a material possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any Definitive Financing Document.

7.4	In the event that all conditions in the Financing Letters or, if applicable, the Definitive Financing Documents (other than, in connection with the Debt Financing, the availability of funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, the Buyer shall use its best endeavours to procure that the lenders and the other persons providing such Debt Financing fund on Completion the Debt Financing required to complete the Transactions.

7.5	If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Financing Letters or, if applicable, the Definitive Financing Documents: (a) the Buyer shall promptly notify the Sellers; and (b) prior to the Completion Date, the Buyer shall use its best endeavours to arrange and obtain alternative financing (including debt, equity and other financing) from alternative sources (including equity, debt and other sources) in an amount sufficient to complete the Transactions with terms and conditions with respect to the Financing not materially less favourable, in the aggregate, to the Buyer’s Group Undertakings than the terms and conditions applicable to such Financing as set forth in the Financing Letters or, if applicable, the Definitive Financing Documents.

7.6

The Sellers shall provide (and shall procure the Group Companies to provide and use their best endeavours to procure their respective Representatives to provide) to the Buyer and any Buyer’s Group Undertaking, at the Buyer’s sole expense, cooperation reasonably requested by the Buyer and that is customary in connection with financing comparable to the Financing, including: (i) furnishing the Buyer and its financing sources as promptly as practicable with available financial and other pertinent available information regarding the Group Companies and other cooperation and assistance as may be reasonably requested in writing by the Buyer; (ii) participating, and using reasonable endeavours to procure that senior management and other Representatives of Parent and the Group Companies participate, in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies in connection with the Financing; (iii) assisting, and using reasonable endeavours to procure that senior management and other Representatives of Parent and the Group Companies assist, with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing); (iv) facilitating the pledging of collateral in connection with the Financing and using best endeavors to obtain customary legal opinions, other certificates and documents required of the Group Companies and their counsel in connection with the Financing; (v) facilitating the taking of corporate action by the Group Companies (subject to occurrence of Completion) required to permit the completion of the Financing; and (vi) facilitating the execution and delivery (at the time of Completion) of Definitive Financing Documents by the Group Companies and all other customary documents in connection therewith, including pledge and security agreements, guarantees and certificates, as required in connection with the Financing; provided, however that: (a) nothing in this clause 7.6 shall require any cooperation to the extent that it would unreasonably interfere in any material respect with the business or operations of any Seller or any of the Group Companies; and (b) none of the Group Companies shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to Completion. The Buyer shall promptly, upon request by the Sellers, reimburse the Sellers and the Group Companies for all reasonable out of pocket costs and expenses (including reasonable attorneys’ fees approved by the Buyer) incurred by the Sellers or the Group Companies in connection with the cooperation contemplated by this clause 7.6 and shall defend, indemnify and hold harmless the Sellers, the Group Companies and their respective Representatives against and from any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Sellers or any of the Group Companies. All information regarding the Sellers or the Group Companies obtained by the Buyer, any Buyer’s Group Undertaking or any Representative of any Buyer’s Group Undertaking pursuant to this clause 7.6 shall be subject to the terms of Section 12 and the Confidentiality Agreements.

7.7	The Buyer acknowledges and agrees that the obtaining of the Financing is not a condition to Completion. For the avoidance of doubt, if the Financing has not been obtained, the Buyer shall continue to be obligated to complete the Transactions on the terms contemplated by this Agreement and subject to the fulfillment or waiver of the conditions to Completion in the manner specified in, and subject to the terms of, this Agreement.

7.8	For the avoidance of doubt, each of the Buyer’s obligations under this clause 7 shall be subject to, and qualified by, the limitations on the Sellers’ rights under clauses 3.5.5, 3.5.6, 3.7 and 3.8.

8.	JOLTID LITIGATION

8.1	Except as otherwise expressly set forth in paragraphs 7 and 8 of Schedule 2, no Joltid Litigation and no Judgment, Settlement or other development in, relating to or affecting any Joltid Litigation will: (a) constitute or give rise to a failure of any condition to the Buyer’s obligation to complete any of the Transactions; (b) constitute or give rise to a right on the part of the Buyer to terminate this Agreement; or (c) otherwise impair or have any effect on the Buyer’s obligation to complete any of the Transactions.

8.2	Before Completion, the Sellers and the Company shall [redacted] on behalf of any Group Company, [redacted]: (a) chief litigation counsel to the Sellers and the Company in such Joltid Litigation will be Olswang LLP [redacted]; (b) the Company [redacted] any Settlement of any Joltid Litigation [redacted]; and (c) the Company will consult with (and consider in good faith the views of) [redacted] counsel for the Buyer with respect to material developments in all Joltid Litigation. Notwithstanding the foregoing, the Sellers and the Company shall not be required to consult [redacted] counsel [redacted] for the Buyer if such consultation could result in the waiver of the attorney-client, work product or any other applicable privilege.

8.3	The Sellers shall procure that the Company shall bear and pay all legal fees and related costs and expenses payable by the Group Companies before Completion in connection with the Pursuit of any Joltid Litigation by the Company. If there is any monetary Settlement or monetary Judgment in any Joltid Litigation that becomes payable before Completion, then the Sellers shall procure that the Company shall pay the amount of such monetary Settlement or monetary Judgment.

8.4	After Completion, the Company shall [redacted] on behalf of any Group Company, [redacted]: (a) chief litigation counsel to the Company in such Joltid Litigation will be the law firm that was chief litigation counsel to the Sellers and the Company in such Joltid Litigation immediately before Completion [redacted]; (b) the Company [redacted]; and (c) [redacted].

8.5	The Buyer shall procure that the Company shall bear and pay all legal fees and related costs and expenses payable by the Group Companies after Completion in connection with the Pursuit of any Joltid Litigation by the Company. If there is any monetary Settlement in the Joltid Litigation that becomes payable after Completion by the Company, then the Company shall pay the amount of such monetary Settlement. If there is any monetary Judgment in any Joltid Litigation that is handed down after Completion in respect of the Company, then the Buyer shall procure that the Company shall pay 50%, and the Sellers shall pay the remaining 50%, of the amount of such monetary Judgment when it actually becomes due and payable.

8.6	For the avoidance of doubt, for purposes of this clause 8, no injunction, award of specific performance, restraining order, equitable relief or similar order, award or action shall be deemed to be (or shall be treated as) a “monetary Judgment”; provided that if the relevant judgment award or ruling involves any of the foregoing, as well as the payment of monetary damages, then such judgment, award or ruling shall be a “monetary Judgment” to the extent (but not in excess) of such monetary amount.

8.7	Any person may engage Shadow Counsel in connection with any Joltid Litigation. The legal fees and related costs and expenses payable to a person’s Shadow Counsel shall be borne and paid exclusively by the person who engages such Shadow Counsel.

9.	OTHER SPECIFIED LEGAL PROCEEDINGS

9.1

Except as otherwise expressly set forth in paragraph 8 of Schedule 2, no Specified Legal Proceeding and no Judgment, Settlement or other development in, relating to or affecting any Specified Legal Proceeding will: (a) constitute or give rise to a failure of any condition to the Buyer’s obligation to complete any of the Transactions; (b) constitute or give rise to a right on the part of the Buyer to terminate this Agreement; or (c) otherwise impair or have any effect on the Buyer’s obligation to complete any of the Transactions.

9.2	Before Completion, the Sellers and the Company shall [redacted] on behalf of any Group Company, [redacted]: (a) chief litigation counsel to the Sellers and the Company in each such Specified Legal Proceeding will be the Sellers’ and the Company’s existing counsel in such Specified Legal Proceeding [redacted]; (b) the Company [redacted] any Settlement of any Specified Legal Proceeding [redacted]; and (c) the Company will consult with (and consider in good faith the views of) [redacted] counsel for the Buyer with respect to material developments in all Specified Legal Proceedings. Notwithstanding the foregoing, the Company shall not be required to consult with [redacted] counsel [redacted] for the Buyer if such consultation could result in the waiver of the attorney-client, work product or any other applicable privilege.

9.3	After Completion, the Sellers shall have [redacted] of the Pursuit (including Settlement) of all Specified Legal Proceedings on behalf of any Group Company, [redacted]: (a) chief litigation counsel to the Company in each such Specified Legal Proceeding will be the law firm that was chief litigation counsel to the Sellers and the Company in such Specified Legal Proceeding immediately before Completion [redacted]; (b) the Sellers [redacted] Settlement of any Specified Legal Proceeding [redacted]; and (c) [redacted].

9.4	The Buyer shall procure that the Company shall bear and pay all legal fees and related costs and expenses payable by the Group Companies after Completion in connection with the Pursuit of any Specified Legal Proceedings by the Company. If there is any monetary Settlement in any Specified Legal Proceeding that becomes payable by the Company after Completion, then the Company shall pay the amount of such monetary Settlement. If there is any monetary Judgment in any Specified Legal Proceeding that is handed down after Completion in respect of the Company, then the Buyer shall procure that the Company shall pay 50%, and the Sellers shall pay the remaining 50%, of the amount of such monetary Judgment when it actually becomes due and payable.

9.5	For the avoidance of doubt, for purposes of this clause 9, no injunction, award of specific performance, restraining order, equitable relief or similar order, award or action shall be deemed to be (or shall be treated as) a “monetary Judgment”; provided that if the relevant judgment award or ruling involves any of the foregoing as well as the payment of monetary damages, then such judgment, award or ruling shall be a “monetary Judgment” to the extent of such monetary amount.

9.6	Any person may engage Shadow Counsel in connection with any Specified Legal Proceeding. The legal fees and related costs and expenses payable to a person’s Shadow Counsel shall be borne and paid exclusively by the person who engages such Shadow Counsel.

10.	TAX

VAT

10.1	All sums set out in this Agreement or otherwise payable by any party to any other party pursuant to this Agreement shall be deemed to be exclusive of any VAT which is chargeable on the supply or supplies for which such sums (or any part thereof) are the whole or part of the consideration for VAT purposes.

10.2	Where any party is required by the terms of this Agreement to reimburse or indemnify any other party for any cost or expense, such first party shall reimburse or indemnify such other party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such other party is entitled to credit or repayment in respect of such VAT from a Tax Authority.

Tax Gross-Up

10.3	All sums payable under this Agreement shall be paid free and clear of all deductions and withholdings whatsoever save only as may be required by law.

10.4	Any payment by the Buyer to the Sellers or by the Sellers to the Buyer under this Agreement for a breach of any warranty or pursuant to any indemnity or the Tax Covenant (other than payment pursuant to paragraphs 4.4, 7, 8 or 9.9.2 of the Tax Covenant) or pursuant to clause 10.7 (for the purposes of this clause, the “Payment”) shall be determined (without duplication of amounts otherwise taken into account in computing the amount of such payment) net of any Tax Relief available to the recipient of such Payment as a result of sustaining the liability in respect of which such Payment is to be made (“After-Tax Basis”) and such payment shall be adjusted if necessary to ensure that, after taking into account:

10.4.1	the amount of any Tax required to be deducted or withheld (other than any deduction or withholding required pursuant to Section 1445 of the Code) from the Payment (including from any additional amount paid or payable as a result of an adjustment under this clause);

10.4.2	the amount of any Tax charged on the Payment (including on any additional amount paid or payable as a result of an adjustment under this clause) in the hands of the person receiving Payment (together with the amount referred to in clause 10.4.1, the “Tax Considerations”);

the person in receipt of such Payment will be in the same position (on an After-Tax Basis) as it would have been in if there had been no such Tax Considerations.

10.5	If any deduction or withholding is made from any Payment, the person making Payment will pay to the relevant Tax Authority the amount deducted or withheld in a timely manner, and will supply to the person receiving Payment within 30 days of such payments to such Tax Authority being made, an official receipt or other evidence of such payment.

10.6	The payment of an additional sum pursuant to clause 10.4 shall not be increased as a result of an assignment pursuant to clause 17 of the benefit of the rights of any party under this Agreement, other than: (a) an assignment by the Buyer to either of Springboard Acquisition Corp. or SLP III Cayman DS IV S.à.r.l (or any person that was previously named SLP III Cayman DS IV S.à.r.l); and (b) an assignment by the Buyer or any Buyer’s Group Undertaking resulting from any restructuring of the acquisition structure agreed by the parties prior to Completion.

Transfer Taxes Etc.

10.7	The Buyer shall pay, or shall reimburse the Sellers for, any stamp, registration (including notarial fees), transfer or other similar Taxes (including interest and penalties thereon) payable in connection with any of the Transactions or the execution, performance and enforcement of any Transaction Agreement or any other document relating to the Transaction Agreements including, for the avoidance of doubt, any sales Taxes, use Taxes, transfer Taxes and other similar Taxes (for the avoidance of doubt excluding, for purposes of this clause 10.7, VAT) that may become payable in connection with the sale of the Shares by the Sellers to the Buyer or any of the other Transactions.

11.	EMPLOYEE ISSUES

11.1	The Buyer agrees with the Sellers that the employees of the Group Companies, so long as they continue employment with the Group Companies following Completion at the relevant time (“Continuing Employees”), shall, for a period of one year following the Completion Date, be entitled to receive: (a) base pay and target cash bonus opportunities similar but no less favorable in the aggregate than the base pay and target cash bonus opportunities to which they were entitled immediately prior to the date of this Agreement; and (b) employee pension and welfare benefits that are reasonably comparable, but not less favorable in the aggregate, to those in place as of the date of this Agreement.

11.2	The Sellers will procure that, within a reasonable period prior to the Completion Date, the Company will offer Joshua Silverman and Daniel Berg (the “Parent Employees” and each a “Parent Employee”), employment with the Company to take effect on or before the Completion Date, on substantially similar (but no less favorable) terms and conditions as such Parent Employee enjoyed immediately prior to the date of this Agreement (including all change in control or similar arrangements currently in effect, but excluding any arrangements that would provide change of control benefits upon or following a change of control that is unrelated to the Transactions). Parent will use its reasonable endeavours to obtain the acceptance by the Parent Employee of the offer of employment by the Company. The Sellers shall provide the Buyer with a reasonable opportunity to review and comment on such offers in advance and shall consider in good faith any reasonable comments made by the Buyer with respect thereto.

11.3	Following the Completion Date, the Buyer shall procure that the Company complies with the terms of Parent’s Retention Bonus Plan for Skype Employees (the “Retention Plan”) and administer the payments to be made thereunder. The Retention Plan shall not be amended in a manner adverse to the Buyer without the Buyer’s prior written consent (which consent may not be unreasonably withheld or delayed). Parent shall promptly reimburse the Company for any payments made by the Company pursuant to and in compliance with the terms of the Retention Plan; provided, however, that Parent’s obligation to reimburse the Company shall be made on an After-Tax Basis. For this purpose, reimbursement on an After-Tax Basis shall mean that the reimbursement otherwise payable shall be (i) reduced by all reductions in Taxes payable by the Company or any Affiliate thereof as a result of the Company making payments pursuant to the terms of the Retention Plan, (ii) increased by all increases in Taxes payable by the Company or any Affiliate thereof as a result of the Company making payments pursuant to the terms of the Retention Plan, and (iii) increased by any increase in Taxes payable by the Company as a result of the reimbursement by Parent to the Company for payments made by the Company pursuant to this Section 11.3.

11.4	The Sellers shall, and shall procure that each Seller’s Group Undertaking shall, defend, indemnify and hold harmless the Buyer’s Group Undertakings and their respective Representatives from and against any and all Losses suffered or incurred by any of them that result directly from the actions or inactions of the Seller’s Group Undertakings or their Representatives with respect to an employee benefit plan, policy, program or arrangement maintained by any Seller’s Group Undertaking, except to the extent such Losses were the result of actions or inactions of the Buyer’s Group Undertakings or their Representatives. For the avoidance of doubt, (i) this provision shall not apply to benefits or other obligations payable by the Group Companies as participating employers in any such plan, policy, program or arrangement and (ii) any Loss subject to this provision shall not be subject to the provisions of paragraph 1 of Schedule 5.

11.5	Nothing contained herein, express or implied: (a) shall be construed to establish, amend or modify any Plan (as defined in paragraph 13 of Schedule 4) or any benefit plan, program, agreement or arrangement of the Buyer’s Group Undertakings; (b) is intended to confer or shall confer upon any Continuing Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; (c) is intended to confer or shall confer upon any person (including directors, officers, employees or consultants (whether current, former or retired) or their dependents, spouses or beneficiaries) any right as a third party beneficiary of this Agreement; or (d) shall be deemed to confer upon any such person any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such person shall be entitled to look only to the express terms of any such plans, programs or arrangements for his or her rights thereunder.

11.6	The Buyer shall procure that, following Completion, the Company makes all monetary payments required to be made to the Parent Employees and any employees of the Company in connection with the Transactions under the terms of the change of control agreements and arrangements in effect as of the date of this Agreement set out in clause 12.1.5 of Schedule 1.2 of Schedule A of the Disclosure Letter.

12.	CONFIDENTIAL INFORMATION

12.1	For purposes of this clause 12:

12.1.1	“Buyer Confidential Information” means any Confidential Information of any Buyer’s Group Undertaking (including, solely following Completion, any Group Company);

12.1.2

“Confidential Information” of a particular person, means any information concerning such person or any subsidiary undertaking of such person that has been or is furnished (prior to or after the date of this Agreement) by or on behalf of such person, any subsidiary undertaking of such person or any of their respective Representatives to a Recipient or any of such Recipient’s Representatives in connection with the Transactions (or, with regard to Parent only, in connection with Parent’s role as a shareholder of the Buyer), including all notes, analyses, summaries, compilations, studies, derivations, interpretations or other documents (whether in oral or written form, electronically stored or otherwise), whether prepared by such person, such Recipient or any of their respective Representatives, which contain, reflect or are based upon, in whole or in part, the information furnished to such Recipient or its Representatives by or on behalf of such person or any of it Representatives; provided, however, that term “Confidential Information” of a person does not include information that:

(a)	is or becomes (through no breach of this clause 12 by the Recipient and through no action or omission of any of the Recipient’s Representatives that would constitute a breach of this clause 12 if taken or omitted by the Recipient) generally available to the public;

(b)	is or was disclosed to the Recipient or its Representatives by a third party without restriction, provided that such third party was not, to the Recipient’s knowledge after reasonable inquiry, bound by any legal, contractual or other obligation of confidentiality to such person, any subsidiary undertaking of such person or any other third party;

(c)	was already in the Recipient’s possession or known to it (other than information furnished to the Recipient or its Representatives pursuant to a confidentiality agreement, or furnished by or on behalf of such person, any subsidiary undertaking of such person or any other person that was, to the Recipient’s knowledge, bound by any legal, contractual or other obligation of confidentiality to such person, any subsidiary undertaking of such person or any other third party with respect to such information); or

(d)	has been developed by, on behalf of or for, the Recipient independently of (and without reference to) information disclosed to it by or on behalf of such person or any subsidiary undertaking of such person.

12.1.3	“Disclosing Party” means: (a) the Buyer, with respect to any Buyer Confidential Information; and (b) Parent, with respect to any Seller Confidential Information;

12.1.4	“Recipient” means: (a) the Buyer, to the extent the Buyer or any of its Representatives receive or have received Seller Confidential Information prior to or following Completion; and (b) Parent, to the extent Parent or any of its Representatives receive or have received Buyer Confidential Information prior to or following Completion;

12.1.5	“Seller Confidential Information” means any Confidential Information of any Seller’s Group Undertaking (other than, solely following Completion, the Group Companies); and

12.1.6	“Use” means, with respect to a particular Recipient: (a) prior to Completion, to use any Confidential Information of the Disclosing Party in any manner (including, with regard to any Buyer’s Group Undertaking only, in any competitive manner with respect to the Company’s business) other than to complete the Transactions; and (b) following Completion, to use any Confidential Information in any manner whatsoever.

12.2	Each Recipient and its Representatives: (a) shall keep all Confidential Information of the Disclosing Party confidential ; (b) shall not (except as required, based on the advice of its legal advisers, by applicable law or the rules or procedures of any Governmental Entity having, or claiming to have, jurisdiction over Recipient, and only after compliance with clause 12.3), without the Disclosing Party’s prior written consent, disclose any Confidential Information of the Disclosing Party in any manner whatsoever; and (c) except as otherwise provided in this Agreement, shall not Use any Confidential Information of the Disclosing Party; provided, however, that a Recipient may reveal the Confidential Information of the Disclosing Party to Representatives of such Recipient who: (i) need to know such Confidential Information for the purpose of completing the Transactions, providing financing for the Transactions or assisting in such activities; and (ii) are informed by Recipient of the confidential nature of the Confidential Information and agree to comply with the obligations set forth in this clause 12 (it being understood that those Representatives of such Recipient that agreed to comply with the obligations set forth in a Confidentiality Agreement shall be deemed to have agreed to comply with the obligations set forth in this clause 12). Each Recipient shall be responsible for any action or omission by any of its Representatives that would constitute a breach of this clause 12 if taken or omitted by such Recipient. Each Recipient hereby agrees to take all reasonable action necessary to prevent the use of any Confidential Information of the Disclosing Party by such Recipient or any of its Representatives in a way that would violate this clause 12 or other applicable law.

12.3	In the event that a Recipient or any of its Representatives is required, based on the advice of its legal advisers, pursuant to applicable law (whether by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand or other process) to disclose any Confidential Information of the Disclosing Party, such Recipient shall, to the extent legally permissible and practicable, notify the Disclosing Party promptly so that the Disclosing Party may seek a protective order or other appropriate remedy. In the event that no such protective order is obtained before such Confidential Information is required to be disclosed, such Recipient or its applicable Representative, as the case may be, shall furnish only that portion of such Confidential Information that it is advised by its legal advisers is required to be disclosed and shall exercise all reasonable endeavours, at the Disclosing Party’s expense, to obtain reliable assurance that confidential treatment shall be accorded such Confidential Information. In addition, to the extent legally permissible and practicable, such Recipient shall provide the Disclosing Party, in advance of any such disclosure, with copies of any such Confidential Information that such Recipient intends to disclose (and, if applicable, the text of any disclosure language, statement or announcement) and shall reasonably cooperate with the Disclosing Party, at the Disclosing Party’s expense, to the extent the Disclosing Party may seek to limit such disclosure. A disclosure made in compliance with this clause 12.3 shall not constitute a breach of this clause 12 but shall not relieve a Recipient or any Representative of a Recipient of any liability it may have for other disclosures not permitted by this clause 12.3.

12.4

Each Recipient acknowledges and agrees that to the extent that any Confidential Information of the Disclosing Party is covered or protected by privilege, then disclosing such Confidential Information to a Recipient or any of its Representatives should not constitute a waiver of privilege or any other rights which the Disclosing Party or any of its Representatives may have in respect of such Confidential Information. Each Recipient further acknowledges and agrees that such Recipient and its Representatives shall assert, at the expense and direction of the person wishing to assert privilege or rights, such privilege where appropriate in response to any attempt to compel disclosure of the Confidential Information.

12.5	This clause 12 shall terminate two years from the date of this Agreement; provided, however, that the termination of this clause 12: (a) shall not relieve a Recipient with respect to any breach of this clause 12 that occurred prior to such termination; and (b) shall not relieve a Recipient with respect to any action or omission taken or omitted by any Representative of such Recipient prior to such termination if such action or omission would constitute a breach of this clause 12 if taken or omitted by such Recipient.

13.	ANNOUNCEMENTS

13.1	Subject to clauses 13.2 and 13.3: (a) the Buyer shall procure that none of the Buyer’s Group Undertakings and none of the Representatives of the Buyer’s Group Undertakings, before or after Completion, makes or issues a public announcement, communication or circular concerning the Transactions unless such person has first obtained the Sellers’ written consent, which may not be unreasonably withheld, delayed or conditioned; and (b) the Sellers shall procure that none of the Seller’s Group Undertakings and none of the Representatives of the Seller’s Group Undertakings, before or after Completion, makes or issues a public announcement, communication or circular concerning the Transactions unless such person has first obtained the Buyer’s written consent, which may not be unreasonably withheld, delayed or conditioned.

13.2	Clause 13.1 does not apply to a public announcement, communication or circular:

13.2.1	made or issued by the Buyer, any Buyer’s Group Undertaking or any Representative thereof after Completion to a customer, client or supplier of a Group Company informing it of the Transactions;

13.2.2	required by law, by a rule of a listing authority or stock exchange to which any of the Sellers, any Seller’s Group Undertaking, the Buyer or any Buyer’s Group Undertaking is subject or submits or by a Governmental Entity or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law;

13.2.3	which the other party has given its prior written approval to, such approval not to be unreasonably withheld, delayed or conditioned; or

13.2.4	that contains information that, in whole or in part, is substantially similar to information disclosed in any other public announcement, communication or circular that was made or issued in compliance with the terms of clause 13.

13.3	Parent may disclose the existence and terms of this Agreement and any other agreements entered into in connection with the Transactions, and may file this Agreement and any such other agreements, on a Current Report on Form 8-K and in other filings made by Parent with the U.S. Securities and Exchange Commission after the date of this Agreement, provided that the Buyer and its Representatives are afforded a reasonable opportunity to review and comment on any such filings in advance and Parent considers any comments made by the Buyer and its Representatives in good faith.

13.4	The restrictions contained in clause 13 shall continue to apply after the termination of this Agreement without limit in time.

14.	COSTS

Except where this Agreement provides otherwise or as otherwise set forth in the Shareholders Agreement, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in this Agreement.

15.	ENTIRE AGREEMENT

In this clause 15, the following applies:

“Representation” means an assurance, commitment, condition, covenant, guarantee, indemnity, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, or made negligently or otherwise) in each case relating to the Transactions; and

The Transaction Agreements constitute the entire agreement between the parties. They supersede any previous agreements relating to the subject matter hereof and thereof, and set out the complete legal relationship of the parties arising from or connected with that subject matter.

15.1	Accordingly, the Buyer:

15.1.1	represents and agrees that

(a)	no Seller’s Group Undertaking or Representative of any Seller’s Group Undertaking has made any representation or warranty that the Buyer considers material, except those set out in the Transaction Agreements; and

(b)	it has not entered into this Agreement or any of the other Transaction Agreements in reliance on any Representation, except those set out in the Transaction Agreements;

and will not contend to the contrary; and

15.1.2	for the avoidance of doubt agrees that:

(a)	no Seller’s Group Undertaking (except the Sellers) or Representative of any Seller’s Group Undertaking has any liability to the Buyer for any Representation, except for Representations expressly set out in a Transaction Agreement to which such Seller’s Group Undertaking is a party, if any;

(b)	no Seller’s Group Undertaking has any liability of any kind to the Buyer for any Representation except in respect of those set out in the Transaction Agreements; and

(c)	its only rights and remedies in respect of any Representations are those rights and remedies set out in the Transaction Agreements.

15.2	The Buyer acknowledges and agrees that none of the Seller’s Group Undertakings gives any warranty, representation or undertaking as to the truth, accuracy or completeness of any information and/or documentation, including: (a) the contents of the Disclosure Letter; (b) the Data Room Information; and/or (c) any forecasts, estimates, projections, statements of intent or statements of opinion provided to any of the Buyer’s Group Undertakings or any of their Representatives (howsoever provided), in each case other than as set out in the Transaction Agreements.

15.3	Only the parties that are signatories to the Transaction Agreements shall have any obligation or liability thereunder, or in connection therewith or in any way related thereto (except to the extent that any third-party beneficiary rights are expressly provided in the applicable Transaction Agreements), and, in any event, there shall be no recourse to any other person.

16.	GENERAL

16.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

16.2	Subject to clause 3.8, the failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. Subject to clause 3.8, no single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or, save as referred to in clause 15, the exercise of another right or remedy.

16.3	Except as provided in clause 3.8, each party’s rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law. Except as provided in clause 3.8, each party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to clause 3.8: (a) in addition to any other rights or remedies available to it under this Agreement or by law, each party shall be entitled to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of the terms of this Agreement by the other party, in any case regardless of whether its remedies at law are (or may be deemed to be) adequate; and (b) a party shall not assert any defences to any claim or action by the other party for an injunction, specific performance or other equitable relief (or any combination of such remedies) for any threatened or actual breach of the terms of this Agreement by the other party.

16.4	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement shall remain in force after Completion.

16.5	If a party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at the Agreed Rate (accrued daily and compounded), together with all reasonable fees and costs (including reasonable attorneys’ fees and costs) incurred by the party seeking payment in connection with such party’s pursuit of such payment.

16.6	Any payment (other than a payment of interest) between a Seller and the Buyer in consequence of a breach of any representation or warranty, or pursuant to any indemnity or covenant to pay, in this Agreement shall, to the extent possible, be treated by the Sellers and the Buyer as an adjustment to the Purchase Price.

16.7	Save as otherwise provided herein, any payment to be made by any party under this Agreement or otherwise shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

16.8	If at any time any provision of this Agreement, or the application of such provision to any person or any circumstance, is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect:

16.8.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

16.8.2	the legality, validity or enforceability under the laws of any other jurisdiction of that or another provision of this Agreement;

provided that, if any provision of this Agreement, or the application of such provision to any person or any circumstance, becomes illegal, invalid or unenforceable under the laws of any jurisdiction, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

16.9	Other than in respect of any directors and statutory auditors referred to in clause 5.3, who shall be entitled to enforce their rights thereunder (each, a “Third Party Beneficiary”), a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act. This Agreement may be varied or amended without consent being required from a Third Party Beneficiary. For the avoidance of doubt, except as provided in clause 5.3, no employee of a Group Company shall be a Third Party Beneficiary.

16.10	Pursuant to the terms and conditions of the Transaction Agreements and the Financing Letters, each party shall agree to take such further actions (including making such public filings, executing agreements, delivering other documents and incurring reasonable costs and expenses) as are reasonably necessary to carry out or evidence any of the Transactions or the Financing.

16.11	If Completion occurs, Parent shall procure the assignment to the Buyer of the benefit of all confidentiality agreements and confidentiality undertakings given since October 14, 2005 in favour of any Seller’s Group Undertaking (other than any Group Company) by any other potential buyer of any Group Company or substantially all of its assets but only to the extent that:

16.11.1	such assignment is permitted by the terms of such agreements and undertakings without the consent of the other party thereto; and

16.11.2	such confidentiality provisions relate to the business of a Group Company.

16.12	Where any liability or obligation of one Seller is discharged (in whole or in part), which shall include release, accord and satisfaction or otherwise, or is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair any liability or obligation of any other Sellers.

17.	ASSIGNMENT

No party to this Agreement shall assign, transfer, declare a trust for the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part without the consent of the other parties, except that: (a) any Seller may, without the consent of the Buyer or any other person, assign, transfer, declare a trust for the benefit of or otherwise alienate its rights to receive any portion of the Purchase Price (including upon repayment of the Seller Subordinated Note) or the Termination Fee; and (b) the Buyer may, without the consent of the Sellers: (i) assign, pledge or otherwise transfer (by way of security or otherwise) its rights and benefits under this Agreement to its lenders in connection with any debt financing; or (ii) assign, pledge or otherwise transfer its rights, benefits and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of the Buyer, provided that, in case of this clause (ii), the Buyer remain liable for such subsidiary’s due and punctual performance of its obligations hereunder.

18.	NOTICES

18.1	A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

18.1.1	in writing;

18.1.2	in the English language; and

18.1.3	delivered personally or by Federal Express (or similar courier) or by fax to the party due to receive the Notice to: (a) the address set out in clause 18.3; or (b) an alternative address or fax number specified by that party by not less than seven days’ written notice to the other party received before the Notice was dispatched.

18.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

18.2.1	delivered personally, when left at the address referred to in clause 18.1.3;

18.2.2	sent by Federal Express (or similar courier), three Business Days after sending it; and

18.2.3	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

18.3	The address referred to in clause 18.1.3 is:

Name of party	Address	Fax No.	Marked for the attention of
The Sellers	eBay Inc. 2145 Hamilton Avenue San Jose, California 95125 United States	+1 408 376 7514	General Counsel

	eBay International AG Helvetiastrasse 15/17 CH-3005, Bern Switzerland	+41 31 359 0500	Chief Financial Officer

The Sellers’ agent for service of process	eBay (UK) Limited 5 New Street Square London EC4A 3TW United Kingdom	+44 20 8605 3001	Country Manager

with a copy (which shall not constitute notice) to:	Sidley Austin LLP Woolgate Exchange 25 Basinghall Street London EC2V 5HA United Kingdom	+44 20 7626 7937	Thomas Thesing

The Buyer	Springboard Group S.à.r.l. 65 Boulevard Grande-Duchesse Charlotte L-1311 Luxembourg	+352 2638 3507	Board of Managers

with a copy (which shall not constitute notice) to:	Silver Lake 2775 Sand Hill Road Suite 100 Menlo Park, CA 94025 United States	+1 650 233 8125	General Counsel

with a copy (which shall not constitute notice) to:	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom	+44 20 7959 8950	Richard C. Morrissey and Richard A. Pollack

The Buyer’s agent for service of process	Silver Lake Europe LLP Broadbent House 65 Grosvenor Street London W1K 3JH United Kingdom	+44 20 3205 8401	Counsel

19.	ACCESS TO BOOKS AND RECORDS

After Completion, the Buyer shall give the Sellers and their Representatives reasonable access during normal business hours to (and shall allow the Sellers and their Representatives to make copies of) any books and records and financial data of any Group Company as may be necessary for: (a) preparation of Tax returns and financial statements; (b) management and handling of any Tax audits and Tax disputes; and (c)

complying with any audit request, subpoena or other investigative demand by any Governmental Entity; and (d) for any other reasonable purpose. In addition, each party shall, and, following Completion, the Buyer shall procure that each Group Company shall, from time to time, it becomes aware of a claim against another party hereto, and, until the expiration of the relevant time limits relating to such claim set out in paragraph 2 of Schedule 5, preserve all documents, records, correspondence, accounts and other information whatsoever relevant to such claim.

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement (including any non-contractual obligations arising out of or in connection with it) is governed by English law.

20.2	The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”) including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

20.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

21.	SERVICE OF PROCESS

21.1	Without prejudice to any other mode of service allowed under any relevant law, the Buyer:

21.1.1	irrevocably appoints Silver Lake Europe LLP, Broadbent House, 65 Grosvenor Street, London W1K 3JH, United Kingdom, (fax: + 44 20 3205 8401) as its agent on its behalf in England or Wales for service of process in relation to any proceedings before the English courts in connection with any Transaction Agreement; and

21.1.2	agrees that failure by a process agent to notify the Buyer of the process will not invalidate the proceedings concerned.

21.2	Without prejudice to any other mode of service allowed under any relevant law, each of the Sellers:

21.2.1	irrevocably appoint eBay (UK) Limited, 5 New Street Square, London, EC4A 3TW, United Kingdom (fax +44 20 8605 3001) as its agent on its behalf in England or Wales for service of process in relation to any proceedings before the English Courts in connection with any Transaction Agreement; and

21.2.2	agrees that failure by a process agent to notify the Sellers of the process will not invalidate the proceedings concerned.

21.3	If any person appointed as process agent is unable for any reason to act as agent for service of process, then the Buyer or the Sellers (as the case may be) must immediately (and in any event within three Business Days of such event taking place) appoint another agent on terms acceptable to the Buyer or the Sellers (as the case may be) and deliver to the other party(ies) the new agent’s name, address and fax number within England and Wales.

22.	COUNTERPARTS

This Agreement may be executed in any number of counterparts (including by way of electronic transmission in .PDF format or by fax), each of which when executed and delivered is an original and all of which together evidence the same agreement.

SCHEDULE 2

CONDITIONS TO COMPLETION

1.	All filings and consents required to be made or obtained under applicable antitrust or competition laws imposing a suspensory obligation in connection with the Transactions shall have been made or obtained and any waiting period under any such laws shall have expired or been terminated.

2.	(a) The Sellers’ Warranties contained in paragraphs 1.1.1, 1.2 and 2.2 of Schedule 4 shall have been true and correct in all material respects as of the date of this Agreement and shall remain true and correct in all material respects as of Completion as if repeated immediately prior to Completion; and (b) except as provided in the preceding clause “(a),” the other Sellers’ Warranties shall have been true in all material respects as of the date of this Agreement and shall remain true and correct as of Completion as if repeated immediately prior to Completion (except to the extent that any such Sellers’ Warranty speaks as of another earlier date, in which case such Sellers’ Warranty shall be true and correct as of such other earlier date), save to the extent that the failure of such other Sellers’ Warranties to be true and correct or to remain true and correct as if so repeated, individually or in the aggregate, would not (and would not reasonably be expected to) result in a Material Adverse Change (it being understood that, for purposes of determining the accuracy of the Sellers’ Warranties referred to in this clause “(b),” all “Material Adverse Change” qualifiers contained in such Sellers’ Warranties shall be disregarded).

3.	The covenants and undertakings that the Sellers are required to comply with or to perform under this Agreement at or prior to Completion shall have been complied with and performed in all material respects, and for the purposes of this condition to Completion such covenants and undertakings (other than the covenants and undertakings set forth in paragraphs 4, 11 and 12 of Schedule 7) shall be deemed to have been complied with and performed unless any failure to comply with or perform such covenants or undertakings would result in (or would be reasonably expected to result in) a Material Adverse Change or a material adverse effect on the Buyer’s ability to complete the purchase of the Shares.

4.	No change, development or event, or combination of changes, developments or events, shall have occurred after the date of this Agreement that, individually or in the aggregate, has had, or would reasonably be expected to result in, a Material Adverse Change.

5.	No temporary restraining order, preliminary or permanent injunction or other order preventing, enjoining, restraining or otherwise prohibiting Completion (an “Order”) has been issued by any court of competent jurisdiction and remains in effect, and no law is in force that makes Completion illegal.

6.	There shall not be threatened in writing or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking: (a) an Order; or (b) to prohibit the Buyer’s ownership of the Shares.

7.

The Company shall not have entered into a final, binding and complete Settlement of the Pending Joltid Legal Proceeding without the consent of the Buyer; provided that this condition shall be deemed to have been fully satisfied if the Company shall have entered into such a Settlement and such Settlement imposes no material obligation on the Group Companies other than the obligation to make a lump-sum cash payment.

8.	No injunction or series of injunctions shall have been issued by a court (or courts) of competent jurisdiction in any Joltid Litigation, or in any Specified Legal Proceedings, that remain in effect and that prevent the Group Companies from continuing to make the Company’s Internet communications product available on a long-term basis in jurisdictions in which the Group Companies generated in the aggregate more than 50% of their revenues or in which more than 75% of their active users are registered for the six months ended 30 June 2009.

9.	(a) The Buyer’s Warranties contained in paragraphs 1, 4 and 5 of Schedule 6 shall have been true and correct in all material respects as of the date of this Agreement and shall remain true and correct in all material respects as of Completion as if repeated immediately prior to Completion; and (b) except as provided in the preceding clause “(a),” the other Buyer’s Warranties shall have been true and correct as of the date of this Agreement and shall remain true and correct as of Completion as if repeated immediately prior to Completion (except to the extent that any Buyer’s Warranty speaks as of another earlier date, in which case such Buyer’s Warranty shall be true and correct as of such other earlier date), save to the extent that the failure of the Buyer’s Warranties to be true and accurate or remain true and accurate as if so repeated, individually or in the aggregate, would not (and would not reasonably be expected to) have a material adverse effect on the ability of any Buyer to complete any of the Transactions or to perform any of its obligations hereunder

10.	The covenants and undertakings that the Buyer is required to comply with or to perform under this Agreement at or prior to Completion shall have been complied with and performed in all material respects, and for the purposes of this condition such covenants and undertakings (other than the covenants and undertakings set out in clause 7 of the Agreement) shall be deemed to have been complied with and performed unless any failure to comply with or perform such covenants or undertakings has had (or would reasonably be expected to have) a material adverse effect on the ability of any Buyer to complete any of the Transactions or to perform any of its obligations hereunder.

11.	No new laws, rules or regulations shall have been adopted (and no existing laws, rules or regulations shall have been amended or interpreted in such a way) that prevent the Group Companies from continuing to make the Company’s Internet communications product available on a long-term basis in jurisdictions in which the Group Companies generated in the aggregate more than 50% of their revenues or in which more than 75% of their active users are registered for the six months ended 30 June 2009.

12.	Receipt by the Buyer of the items to be delivered to the Buyer pursuant to paragraphs 1.1.1, 1.1.2, 1.1.7 to 1.1.13 and 1.3 of Schedule 3.

13.	Receipt by the Sellers of the items to be delivered to the Sellers pursuant to paragraphs 2.1, 2.3.1 to 2.3.3 and 2.4 of Schedule 3.

SCHEDULE 3

COMPLETION REQUIREMENTS

1.	SELLER’S OBLIGATIONS

1.1	At Completion each of the Sellers shall deliver to the Buyer:

1.1.1	the share certificate(s), if any, for the Shares held by such Seller (which share certificates for US Sub shall be duly endorsed for transfer to the Buyer) along with resolutions of the Sellers and all other documents in respect of the transfer of the Luxembourg Sub Shares to the Buyer as required under Luxembourg law;

1.1.2	as evidence of the authority of each person executing a document referred to in this Schedule 3 on behalf of any Seller’s Group Undertaking:

(a) with respect to such Seller’s Group Undertaking, a copy of the minutes of a duly held meeting of the directors of such Seller’s Group Undertaking (or a duly constituted committee thereof) authorising the execution by such Seller’s Group Undertaking of the document and, where such execution is authorised by a committee of the board of directors of such Seller’s Group Undertaking, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

(b) if applicable, a copy of the power of attorney conferring the authority, in each case certified to be a true copy by a director or officer of the relevant Seller’s Group Undertaking;

1.1.3	the common seal (if any) for each Group Company;

1.1.4	share certificates, if any, for all issued shares in the capital of each Subsidiary Undertaking;

1.1.5	a copy of a letter to each Group Company from its auditors resigning such auditor’s office with effect from Completion;

1.1.6	resignations in the agreed form from each director and secretary, if any, of each Group Company expressed to take effect from the end of the meetings held pursuant to paragraph 1.2;

1.1.7	the Transitional Services Agreement duly executed by Parent and the Company;

1.1.8	the Shareholders Agreement duly executed by Parent;

1.1.9	a certificate (the “Sellers’ Completion Certificate”), duly executed on behalf of the Sellers by an executive officer of Parent, in which such executive officer certifies that the conditions set out in paragraphs 2 and 3 of Schedule 2 have been satisfied;

1.1.10	with respect to US Sub, a certificate pursuant to U.S. Treasury Regulation Section 1.1145-2(b)(2)(iv) that Parent is not a foreign corporation, foreign partnership, foreign trust or foreign estate;

1.1.11	an Office Transition Agreement in the form attached as Annex I to the Agreement (the “Office Transition Agreement”), duly executed by Parent and the Company;

1.1.12	a Cross-License Agreement in the form attached as Annex J to the Agreement (the “Cross-License Agreement”), duly executed by Parent and the Company;

1.1.13	the PayPal Agreement duly executed by Skype Communications S.a.r.l. and PayPal (Europe) S.a.r.l. & Cie, SCA; and

1.1.14	the Tax Cooperation Agreement duly executed by Parent.

1.2	To the extent necessary under applicable law for the actions contemplated by paragraphs 1.2.1 or 1.2.2 of this Schedule 3 to be effective, at Completion a meeting of the board of directors of each Group Company is held at which the directors:

1.2.1	appoint persons nominated by the Buyer as directors, secretary and auditors of any Group Company with effect from the end of the meeting; and

1.2.2	accept the resignations of each director and secretary so as to take effect from the end of the meeting and give them valid discharge.

1.3	At Completion, Parent shall procure that any Intra-Group Debt that is owed as at the Completion Date by any Group Company to any Seller’s Group Undertaking (other than any Group Company), or by any Seller’s Group Undertaking (other than any Group Company) to any Group Company, is paid to the Seller’s Group Undertaking or Group Company, as applicable, to which such Intra-Group Debt is owed.

2.	BUYER’S OBLIGATIONS

2.1	At Completion the Buyer shall deliver (or procure the delivery) to the Sellers as evidence of the authority of each person executing a Transaction Agreement on the Buyer’s behalf:

2.1.1	a copy of the minutes of a duly held meeting of the directors of the Buyer (or a duly constituted committee thereof) authorising the execution by the Buyer of the relevant document and, where such execution is authorised by a committee of the board of directors of the Buyer, a copy of the minutes of a duly held meeting of the directors of the Buyer constituting such committee or the relevant extract thereof; or

2.1.2	if applicable, a copy of the power of attorney conferring the authority, in each case, certified to be a true copy by a director or the secretary of such Buyer;

2.2	At Completion, the Buyer shall comply with its obligations under and in accordance with clauses 3.4.1, 3.4.2, 3.4.3 and 3.4.4 of this Agreement in full.

2.3	At Completion, the Buyer shall deliver to the Sellers:

2.3.1	the Office Transition Agreement duly executed by the Buyer;

2.3.2	the Shareholders Agreement, duly executed by the Buyer and each of the Buyer’s Pre-Completion Shareholders; and

2.3.3	the Tax Cooperation Agreement duly executed by the Buyer.

2.4	At Completion, the Buyer shall deliver or procure to be delivered to the Sellers a certificate (the “Buyer’s Completion Certificate”), duly executed on behalf of the Buyer by an executive officer of the Buyer, in which such executive officers certify that the conditions set out in paragraphs 9 and 10 of Schedule 2 have been satisfied.

2.5	At Completion, the Buyer shall provide the Sellers with all of the information required for the Sellers to comply with paragraph 1.2.2 above and acceptance letters from the new directors, auditors and secretary.

3.	REGISTRATION OF TRANSFER AT COMPLETION

3.1	On Completion or as soon as reasonably practicable thereafter, each of the Sellers and the Buyer shall register and execute the transfer of the Shares in the shareholders’ register of Luxembourg Sub, US Sub or Sonorit Holding, as the case may be, or shall duly authorise any member of the board of directors of Luxembourg Sub, US Sub or Sonorit Holding to register and execute such transfer.

3.2	On Completion, the Sellers and the Buyer agree to notify Luxembourg Sub of the transfer of the Luxembourg Sub Shares to the Buyer for the purposes of article 190 of the Luxembourg law on commercial companies of 10 August 1915, as amended, and of article 1690 of the Luxembourg Civil Code.

SCHEDULE 4

SELLERS’ WARRANTIES

1.	Capacity and Authority

2.	Organisation; Shares and Subsidiary Undertakings

3.	Accounts; Completion Cash; Indebtedness

4.	Changes since the Last Accounting Date

5.	Tax

6.	Tangible Assets

7.	Proprietary Information and Inventions Agreements

8.	Intellectual Property

9.	Insurance

10.	Property

11.	Agreements/Action

12.	Employment

13.	Pensions and other Benefits

14.	Insolvency, Winding up etc.

15.	Litigation; Compliance with Law; Permits

16.	Related Party Transactions

17.	Absence of Undisclosed Liabilities

18.	Brokers and Finders

1.	CAPACITY AND AUTHORITY

1.1	Right, power, authority and action

1.1.1	Each of the Sellers has the right, power and authority, and has taken all corporate action necessary, to execute, deliver and exercise its rights, and perform its obligations, under this Agreement and each other Transaction Agreement to which it is (or is to become) a party.

1.1.2	The execution and delivery by each Seller of, and the performance by each Seller of its obligations under, this Agreement or each other Transaction Agreement to which a Seller is (or is to become) a party will not:

(a)	result in a breach of any provision of the constitutional documents of such Seller or any Group Company;

(b)	conflict with, result in a breach of, constitute a default under, or result in, or provide for, the termination, amendment, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any rights, obligations or penalties under, or result in a loss of any benefit under any agreement or instrument to which such Seller or any Group Company is a party or by which such Seller or Group Company is bound, which breach or default is material to the Business or is material in the context of the Transactions;

(c)	result in a violation of any permit, concession, franchise or licence of any Governmental Entity to which such Seller is a party or is subject or by which any Seller or Group Company is bound, which violation is material to the Business or is material in the context of the Transactions;

(d)	result in a violation of any law, rule or regulation applicable to any Seller or any Group Company which violation is material to the Business, is material in the context of the Transactions or is material to the Buyer;

(e)	result in a violation of any order, judgment, decree, arbitral award or decision of any Governmental Entity to which any Seller or any Group Company is a party or is subject or by which such Seller or Group Company is bound, which violation is material to the Business or is material in the context of the Transactions;

(f)	result in the creation of any Encumbrance on the Shares or any Encumbrance (other than a Permitted Encumbrance) on any material Owned Intellectual Property;

(g)	require any Seller or Group Company to obtain any consent, licence or approval of, or give any notice to or make any filing or registration with, any Governmental Entity which has not been obtained, given or made as at the date hereof, in each case the failure of which would be material to the Business or material in the context of the Transactions.

1.2	Binding agreements

This Agreement and the other Transaction Agreements which are to be entered into by each of the Sellers have been or will be duly executed and delivered by each of the Sellers, and do or will, when executed, constitute legal, valid and binding obligations of each of the Sellers enforceable against each of the Sellers in accordance with their respective terms, subject to applicable bankruptcy and insolvency laws and general principles of equity.

2.	ORGANISATION; SHARES AND SUBSIDIARY UNDERTAKINGS

2.1	Organisation; Good Standing; Capacity

2.1.1	Each Group Company is validly organised, in existence and duly registered and/or in good standing (as applicable) under the laws of its jurisdiction of organisation, has all requisite corporate power and authority to carry on its Business.

2.1.2	All material returns, particulars, resolutions and other documents required to be delivered by each Group Company to the relevant commercial registry in its jurisdiction of organisation have been properly prepared and delivered.

2.2	The Shares

2.2.1	The Sellers, together, are the sole legal and beneficial owners of and have good and valid title to all of the Shares.

2.2.2	The Shares comprise the whole of the allotted and issued and outstanding share capital of the Company, US Sub and Sonorit Holding, and are duly authorized, validly issued and fully paid or credited as fully paid and are not subject to further claims. There are not outstanding: (a) any options, warrants, rights, agreements or commitments that provide for the issue or purchase from or by any Group Company of, or that are otherwise convertible into, exchangeable for or exercisable to acquire, any shares in the capital, or any other securities, of such Group Company; or (b) any rights, agreements or commitments by any Group Company to purchase, redeem or otherwise acquire any shares in its capital, or any other securities.

2.2.3	There is no Encumbrance, and there is no agreement to which the Sellers or the Company is bound, or to which its assets are subject that would result in the creation of an Encumbrance, on any of the Shares or unissued shares in the capital of any Group Company.

2.2.4	Other than this Agreement, there is no agreement to which the Sellers or any Group Company is bound, or to which its assets are subject that would result in the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of a Group Company (including an option or right of pre emption or conversion).

2.2.5	There are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which any of the Sellers or Group Company is bound relating to the holding, voting, purchase, redemption or other acquisition of the Shares, and no agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions, whether current or accumulated, or due or payable, on the Shares.

2.3	Subsidiaries

2.3.1	The information set out in Schedule 1 is true, correct and not misleading.

2.3.2	The Company does not have a subsidiary undertaking other than the Subsidiary Undertakings.

2.3.3	The Company has no interest of any kind in a corporate body or any other person other than the Subsidiary Undertakings, and the Company has not agreed to acquire an interest in or merge or consolidate with any other person.

2.3.4	Each allotted and issued share in the capital of each Subsidiary Undertaking is legally and beneficially owned by a Group Company alone and is duly authorized, validly issued and fully paid or credited as fully paid and is not subject to further claims.

2.3.5	The relevant Group Company is the sole legal and beneficial owner of each share in the capital of all Subsidiary Undertakings. There is no Encumbrance, and there is no agreement to create or give an Encumbrance, on any share or unissued share in the capital of a Subsidiary Undertaking.

3.	ACCOUNTS; COMPLETION CASH; INDEBTEDNESS

3.1	The Accounts have been prepared in accordance with generally accepted accounting principles in the United States on a consistent basis during the periods involved. The Accounts fairly present the financial condition and results of operations of the Group Companies as at 31 December 2006, 31 December 2007 and 31 December 2008 and of the profits and losses and statements of cash flow of the Group Companies for the years ended 31 December 2006, 31 December 2007 and 31 December 2008, all in accordance with generally accepted accounting principles in the United States.

3.2	As of immediately prior to Completion, the Group Companies will have cash, cash equivalents and marketable securities of at least €95,000,000 in the aggregate. As of Completion, none of the Group Companies will have any outstanding Indebtedness, other than capital leases that do not involve consideration or expenditures in excess of €8,000,000 annually in any individual case or €11,000,000 annually in the aggregate.

3.3	The accounting books and records required to be maintained by each Group Company under the laws of the jurisdiction of its organisation in all material respects:

(a)	are up to date;

(b)	are maintained in accordance with applicable law;

(c)	contain records of all matters required to be dealt with in such books and records; and

(d)	are in the possession (or under the control) of the relevant Group Company.

3.4	The Interim Accounts will be prepared in accordance with generally accepted accounting principles in the United States and will fairly present the financial condition of the Group Companies as at the date of such Interim Accounts, all in accordance with generally accepted accounting principles in the United States, subject to normal and recurring year end adjustments and the absence of footnotes.

4.	CHANGES SINCE THE LAST ACCOUNTING DATE

Since the Last Accounting Date:

4.1	the business of the Group Companies has been operated in the usual course of business consistent with past practice;

4.2	there has been no change, development or event or combination of changes, development or events that, individually or in the aggregate, have had or would reasonably be expected to result in a Material Adverse Change;

4.3	none of the Group Companies has declared, paid or made a dividend or distribution (whether in cash, stock or in kind);

4.4	there has been no material change in any method of accounting or accounting practice or policies by any Group Company; and

4.5	the Company has not created, allotted, issued, acquired, repaid or redeemed share or loan capital or made an agreement to do any of those things.

5.	TAX

5.1	All material Tax Returns that have been required to be filed with respect to any Group Company have been timely filed, and all such Tax Returns are or will be true and complete in all material respects.

5.2	All Indemnified Taxes shown on the Tax Returns referred to in paragraph 5.1 have been timely paid in full.

5.3	No material action, suit, proceeding or audit or any written notice of inquiry with respect to the Tax Returns referred to in clause 5.1 above is ongoing or pending, or with respect to such Tax Returns has been threatened in writing and is ongoing or pending, in each case against or with respect to a Group Company regarding Indemnified Taxes.

5.4	All amounts assessed by a Tax Authority in respect of any deficiencies asserted in writing with respect to Indemnified Taxes as a result of any action, suit, proceeding or audit with respect to the Tax Returns referred to in clause 5.1 above have, to the extent that such amount is due and payable, been paid.

5.5	No written waivers of statutes of limitation have been given by or requested by a Taxing Authority with respect to any Indemnified Taxes of any Group Company that are currently in effect.

5.6	The Group Companies will not be required, as a result of (A) a change in accounting method for a Tax period beginning on or before Completion to include any adjustment under Section 481(c) of the Code (or comparable provision of U.S. state and local law) in taxable income for any Tax period beginning on or after Completion, or (B) any “closing agreement” as described in Section 7121 of the Code(or comparable provision of U.S. state and local law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after Completion.

5.7	Since 14 October 2005, no Group Company has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group with which Parent filed Tax Returns as the common parent and neither Parent nor any Group Company has received notice of, or is otherwise aware, of any liability for any Indemnified Tax as a result of being a member of an affiliated, combined, consolidated or unitary Tax group prior to such date.

5.8	No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Tax Authority with respect to any Group Company which would affect the Liability for Indemnified Taxes of a Group Company after Completion.

5.9	No Group Company has for U.S. tax purposes participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4 with respect to which disclosure to the U.S. Internal Revenue Service was required.

5.10	Each Group Company has withheld all material amounts of Taxes (and timely paid such Taxes to the appropriate Governmental Entity) required to be withheld from payments to employees, customers and other applicable payees in material compliance with all Tax withholding provisions of applicable Tax Legislation.

5.11	Since 14 October 2005, no Group Company has been a distributing corporation or a controlled corporation within the meaning of Section 355 of the Code in a transaction intended to be governed by Section 355 of the Code, and to the knowledge of the Sellers, no Group Company was a distributing corporation or controlled corporation in such a transaction prior to such date.

5.12	No tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfers contemplated by this Agreement.

5.13	Each of Skype Limited (Ireland), Skype Communications S.a.r.l. (Luxembourg) and Skype Software S.a.r.l. (Luxembourg) are treated as entities disregarded from its parent, within the meaning of U.S. Treasury Regulations Section 301.7701-3.

5.14	Other than Skype Limited (Ireland), Skype Communications S.a.r.l. (Luxembourg) and Skype Software S.a.r.l. (Luxembourg), each of the Group Companies is treated as a corporation for U.S. federal income tax purposes.

5.15	The Luxembourg tax ruling issued to the Company dated 21 April 2005 is in full force and effect, and has not been modified in any way (whether by written or oral agreement) since the date it was issued.

5.16	(a) All material Other Tax Returns that have been required to be filed with respect to any Group Company have been timely filed, and all such Other Tax Returns are or will be true and complete in all material respects; (b) all Taxes shown on the Other Tax Returns referred to in clause “(a)” have been timely paid in full; (c) no material action, suit, proceeding or audit or any written notice of inquiry with respect to the Other Tax Returns referred to in clause “(a)” is ongoing or pending, or with respect to such Other Tax Returns has been threatened in writing and is ongoing or pending, in each case against or with respect to a Group Company regarding Taxes; (d) all amounts assessed by a Tax Authority in respect of any deficiencies asserted in writing with respect to Taxes that are not Indemnified Taxes as a result of any action, suit, proceeding or audit with respect to the Other Tax Returns referred to in clause “(a)” have, to the extent that such amount is due and payable, been paid; (e) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Tax Authority with respect to any Group Company which would materially affect the liability for Taxes that are not Indemnified Taxes of a Group Company after Completion; (f) no Group Company has received in writing any notice from any Tax Authority in any jurisdiction to the effect that it is subject to a material amount of Tax in such jurisdiction other than a Tax Authority in a jurisdiction in which the relevant Group Company is currently filing returns, reports or similar filings; (g) since 14 October 2005, no Group Company has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Other Tax Return, other than a group with which Parent filed Other Tax Returns as the common parent, and neither Parent nor any Group Company has received notice of, or is otherwise aware of, any liability for any Tax that is not an Indemnified Tax as a result of being a member of an affiliated, combined, consolidated or unitary Tax group prior to such date; and (h) no written waivers of statutes of limitation have been given by or requested by a Taxing Authority with respect to any Taxes that are not Indemnified Taxes of any Group Company that are currently in effect. For the avoidance of doubt, the Warranties in this paragraph 5.16 shall not constitute Tax Warranties and shall not survive Completion.

6.	TANGIBLE ASSETS

Each tangible asset included in the Last Balance Sheet or acquired by the relevant Group Company since the Last Accounting Date (other than assets disposed of in the usual course of business or which are the subject matter of operating, or finance or capital leases) is: (a) legally and beneficially owned solely by the relevant Group Company free from any Encumbrance, except for Permitted Encumbrances; and (b) where capable of possession, in the possession or under the control of the relevant Group Company.

7.	PROPRIETARY INFORMATION AND INVENTIONS AGREEMENTS

Each employee of each Group Company since 14 October 2005 that has developed any Owned Intellectual Property has executed a proprietary information and inventions agreement on substantially the same terms as the Company’s current property information and inventions agreement, a copy of which is attached to the Disclosure Letter. So far as the Sellers are aware, no such person is in material violation thereof.

8.	INTELLECTUAL PROPERTY

8.1	Clause 8.1 of Schedule 1.2 of Schedule A of the Disclosure Letter sets forth a true and complete list of all Owned Intellectual Property that is Registered or subject to an application for Registration, indicating for each item the registration or application number, where known, and the applicable filing jurisdiction.

8.2	The Group Companies exclusively own all Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances) and exclusive licenses with no right retained in the licensor (it being understood that this warranty shall not cover matters of infringement, which matters are covered exclusively by paragraph 8.6 of this Schedule 4). To the knowledge of the Sellers, the Owned Intellectual Property set forth in clause 8.1 of Schedule 1.2 of Schedule A of the Disclosure Letter is valid, subsisting and enforceable, and is not subject to any outstanding agreement, order, judgment, or decree materially and adversely affecting such Group Company’s use of, or its rights to, such Intellectual Property.

8.3	Clause 8.3 of Schedule 1.2 of Schedule A of the Disclosure Letter lists all Intellectual Property Contracts. To the knowledge of the Sellers, each Intellectual Property Contract is valid and enforceable against the other party, and is in full force and effect on the date of this Agreement, subject to applicable bankruptcy and insolvency laws and general principles of equity.

8.4	No Intellectual Property Contract is subject to any outstanding order, judgment or decree adversely affecting any Group Company’s use thereof or its rights thereto. As of the date of this Agreement, no claim is pending or has been threatened in writing to the Seller or any Group Company that any Group Company, or, to the best of the knowledge of the Sellers, another person, has breached any Intellectual Property Contract. To the best of the knowledge of the Sellers, there exists no event, condition or occurrence that, with the giving of notice or lapse of time, or both, would constitute a material breach or default by any Group Company, or to its knowledge another person, under any Intellectual Property Contract.

8.5	No party to any Intellectual Property Contract has given notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew such contract. No Group Company, nor, to the knowledge of the Sellers, any other party to any Intellectual Property Contract, has repudiated in writing any material provision thereof.

8.6	To the best of the knowledge of the Sellers, as of the date of this Agreement, neither the conduct of the Business nor the use of third party Intellectual Property by the Group Companies infringes, misappropriates or violates any third party Intellectual Property rights.

8.7

Between 14 October 2005 and the date of this Agreement, no claim, nor, to the best of the knowledge of the Sellers, no claim styled as an invitation to license, has been made in writing to any Group Company by any third party which remains outstanding and which alleges or threatens that the conduct of the Business or any Owned Intellectual Property infringes, misappropriates or otherwise violates any third party Intellectual Property. As of the date of this Agreement, there is no litigation, opposition, cancellation, proceeding or objection, asserted in writing or, to the knowledge of the Sellers, pending or threatened in writing, against any Group Company concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Owned Intellectual Property.

8.8	To the knowledge of the Sellers, no third party is infringing any Owned Intellectual Property.

8.9	Each Group Company has taken reasonable steps to maintain the confidentiality of or otherwise protect and enforce its rights in all Owned Intellectual Property, and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all Trade Secrets that are owned, used or held by the Group Companies, and to the knowledge of the Sellers, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

8.10	No Group Company is materially delinquent in the payment of any fees, royalties or other payment obligation to any other person in respect of material Intellectual Property which is licensed to any Group Company.

8.11	To the knowledge of the Sellers, none of the material software code used by any Group Company in the operation of its Businesses constitutes or is dependent on any computer code licensed under an open source-type public licence.

8.12	No Open Source Materials are incorporated into or combined with any material software code used by any Group Company in the operation of its Business in such a way that (a) requires the distribution or making available of Source Code for such software, (b) prohibits or limits any Group Company from charging a fee or receiving consideration in connection with licensing, sublicensing, or distributing any of its products or its Intellectual Property, (c) except as specifically permitted by applicable law, grants any right to any person or otherwise allows any such person to decompile, disassemble or otherwise reverse-engineer any such software, or (d) requires the licensing of such software for the purpose of making derivative works.

8.13	To the knowledge of the Sellers, the IT Assets owned, used or held for use by any Group Company operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Group Companies in connection with their businesses. To the knowledge of the Sellers, no person has gained unauthorized access to the IT Assets. The Group Companies have implemented reasonable backup and disaster recovery technology consistent with industry practices. Each Group Company takes reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information. To the knowledge of the Sellers, the Group Companies have each complied in all material respects with (a) all applicable laws, rules and regulations regarding data protection and the privacy and security of personal information, and (b) their respective privacy policies or commitments to customers and consumers.

9.	INSURANCE

9.1

Clause 9.1 of Schedule 1.2 of Schedule A of the Disclosure Letter contains a complete and correct list of each insurance and indemnity policy in effect as of the date of this Agreement which provides coverage with respect to any Group Company or any of their respective assets, businesses, operations, or, to the extent maintained by Sellers or any Group Company, any employees, officers and directors (together the “Policies”).

9.2	Each Group Company maintains or is covered by insurance in respect of risks known to the Group Company to be required under applicable law to be covered by insurance.

9.3	Between 1 January 2007 and the date of this Agreement, none of the Group Companies has made any material claim under any Policy.

9.4	Since 14 October 2005, no Group Company has received written notice of cancellation, termination or non-renewal of any Policy or to the knowledge of Sellers, has been denied insurance coverage.

10.	SUFFICIENCY; PROPERTY

Sufficiency of Assets

10.1	To the knowledge of the Sellers, the Group Companies have all of the Intellectual Property, IT Assets, rights, contracts and other assets reasonably necessary to enable the Group Companies to conduct the Business, immediately after giving effect to the Completion in substantially the same manner as the Business has been operated by the Sellers in the past, other than (i) assets that, individually and in the aggregate, are not material to such business, (ii) assets and properties being provided pursuant to the Transitional Services Agreement, (iii) Excluded Services as defined under the Transitional Services Agreement, (iv) rights to any office facilities identified in the Office Transition Agreement; and (v) rights under the Cross-License Agreement. Nothing in this clause 10.1 constitutes a representation or warranty with respect to non-infringement or title or the condition of any assets or properties (whether real or personal, tangible or intangible, owned, leased or held under license), any and all representations or warranties with respect to which are set forth in other clauses of this Schedule 4.

Properties

10.2	No Group Company owns any real property. The Properties comprise all of the property occupied by any Group Company as at the date of this Agreement and each Property is occupied solely by a Group Company.

10.3	The Sellers have made available as part of the Data Room Information complete and correct copies of all real property leases and subleases of the Group Companies and any and all material ancillary documents pertaining thereto to which the Group Companies are a party (the “Leases”).

10.4	Each of the buildings, structures, material equipment and other material tangible assets of the Group Companies on the Properties is in good and usable condition, subject to normal wear and tear and normal industry practice with respect to maintenance, and is adequate and suitable for the purposes for which it is presently being used.

Leasehold Properties

10.5	None of the Group Companies has assigned or sublet its interest under any Lease. None of the Group Companies has, with respect to any premises leased pursuant to a Lease,

received notice of violation of any material zoning, subdivision or building law applicable thereto from any agency or regulatory body with jurisdiction over such matters.

10.6	Each Group Company has paid the rent and observed and performed in all material respects the covenants on the part of the tenant in the Leases under which the Properties are held by such Group Company.

10.7	There is no obligation to reinstate any Property by removing or dismantling an alteration made to it by any Group Company or a predecessor in title other than any obligation to reinstate any property that would cost the Group Companies less than €200,000 if such reinstatement were to occur.

10.8	Except in relation to the Properties, no Group Company has any outstanding liability arising out of conveyance, transfer or lease relating to land, premises or an interest in land or premises.

10.9	Each Lease under which any of the material Properties are held by each Group Company is in full force and effect and is legal, valid, binding and enforceable against the Group Company party thereto, subject to applicable bankruptcy and insolvency laws and general principles of equity. There exists no material default or material event of default (or any event that with notice or lapse of time or both would become a material default or material event of default) on the part of the Group Company under any such Lease.

11.	AGREEMENTS/ACTION

11.1	There is no agreement, instrument, judgment, order, writ or decree to which any Group Company is a party or by which any Group Company is bound that, at the date of this Agreement: (a) involves obligations of, or payments to, any Group Company (whether as a single payment or in the aggregate) in excess of €300,000 annually; (b) involves the license of any existing or future Intellectual Property to or from any Group Company, other than (i) licenses for readily available commercial software programs having an acquisition price of less than €100,000; (ii) “shrink wrap” or “click through” licenses; and (iii) licenses granted in the usual course of business; (c) involves the license of any source code owned by any Group Company to any third party; (d) contains provisions restricting the development, manufacture or distribution of the products or services of any Group Company; or (e) provides for the establishment of a joint venture or entry into a legal partnership.

11.2	No party with whom any Group Company has entered into a material agreement which is currently in force has given written notice of its intention to terminate, or has sought in writing to repudiate or disclaim, such agreement.

11.3

No Group Company is in material breach of, material violation of or material default under any material agreement that is currently in full force and effect and, to the knowledge of the Sellers, no other party to any such material agreement is in material breach of, material violation of or material default under or require any consent under such agreement. To the knowledge of the Sellers, no event has occurred which would result in a material breach of, material violation of or material default under, or give rise to right of termination, cancellation or acceleration of any right or obligation of any Group Company or to a loss of any material benefit to which any Group Company is entitled under (in each case with or without notice or lapse of time or both), any material agreement to which such Group Company is a party.

11.4	Each material agreement that any Group Company has entered into is in full force and effect and is, to the knowledge of the Sellers, valid, binding and enforceable against the other parties thereto in accordance with their terms, subject to applicable bankruptcy and insolvency laws and general principles of equity.

12.	EMPLOYMENT

12.1	Clause 12.1 of Schedule 1.2 of Schedule A of the Disclosure Letter contains an accurate and complete list as at the date of this Agreement of:

12.1.1	the total number of employees and individual independent contractors of each Group Company as at 27 August 2009 and the date employment or service began, work location, grade, salary, 2008 bonus and 2009 target bonus, whether on disability (long term or short term) or other approved leave of absence together with a summary description of each material benefit whether provided on a contractual or discretionary basis, for each grade of employee and individual independent contractors of each Group Company;

12.1.2	the employment contract of each Senior Employee, together with all amendments and supplements thereto;

12.1.3	the consultancy agreements, together with all amendments and supplements thereto, under which individual independent contractors services are provided to a Group Company and which have a monetary value in excess of €150,000 per annum;

12.1.4	the standard terms and conditions of employment applicable to each grade or category of employee of each Group Company in Luxembourg, the UK, Singapore, Sweden, Hong Kong, the Czech Republic, US and Estonia as at 30 June 2009;

12.1.5	all retention agreements and change of control provisions relating to or affecting any directors, officers, employees or individual independent contractors to which any Group Company is a party that may entitle any directors, officers, employees or individual independent contractors to payments, benefits or enhanced terms and conditions of employment;

12.1.6	each agreement with any body representing any of the employees of any Group Company and of any material dispute or, so far as the Sellers are aware, any threatened material dispute with any such employee representative body or any directors, officers, employees or individual independent contractors of any Group Company;

12.1.7	all work accidents and cases of occupational disability that have occurred to the employees of the Group Company since 1 January 2007 for which the Group Company has been found liable to pay continuous compensation; and

12.1.8	all currently applicable termination policies (including, but not limited to, redundancy policies), other than those required by law.

12.2	The Sellers have made available as part of the Data Room Information accurate copies of any employee handbook or similar document issued by or on behalf of any Group Company and all material policies relating to the provision of benefits including private medical expense benefits, permanent health insurance or other income replacement scheme, long term sick benefits, life insurance and directors and officers’ liability insurance.

12.3	No Group Company has introduced (or has an obligation to introduce) a Plan (as defined below) that remains in effect for any director, officer or employee of any Group Company or any individual independent contractor to any Group Company and no director, officer, employee or consultant of any Group Company will be entitled to receive a beneficial payment, severance pay or any other payment as a consequence of the entry into this Agreement or the completion of any of the Transactions (whether alone or in connection with any subsequent events).

12.4	There are no works councils formed in the Group Companies and, so far as the Sellers are aware, there have been no threats to form works councils in the Group Companies within a 24-month period prior to the date of this Agreement. No notice is required to any works councils as a result of entering into this Agreement or the completion of any of the Transactions.

12.5	As of the date of this Agreement, there are no: (a) outstanding offers of employment or offers to engage consultants on terms that include a monetary value in excess of €100,000 per annum; or (b) offers that have been accepted where the date of commencement of employment or provision of service (including terms of above) is after the Completion Date.

12.6	So far as the Sellers are aware, each Group Company has complied in all material respects with its contractual obligations to its directors, officers, employees or individual independent contractors and with all applicable laws and orders relating to employment and employment practices.

13.	PENSIONS AND OTHER BENEFITS

13.1	Other than the UK stakeholder pension scheme provided by Standard Life, no Group Company has: (a) any liabilities (contingent or otherwise) to make payments to any “occupational pension scheme” or “personal pension scheme” (both terms as defined in section 1 of the Pension Schemes Act 1993); or (b) announced any proposal to enter into or establish any other occupational pension scheme or to contribute to a personal pension scheme.

13.2

Clause 13.2 of Schedule 1.2 of Schedule A of the Disclosure Letter contains, at the date of this Agreement, a list of each share incentive, share option, profit sharing, redundancy, severance, bonus, incentive, savings, pension, retirement or other material employee benefit plan, policy, program or arrangement sponsored, maintained, contributed to or required to be contributed to by Sellers or any Group Company in which directors, officers, employees or individual independent contractors of any Group Company participate, other than those required by law (the “Plans”). The Plans sponsored by any

Group Company (“Group Company Plans”) are separately identified on the Disclosure Letter. The Sellers have made available as part of the Data Room Information accurate copies of all Plans and any amendments thereto, or, in either case, summaries thereof.

13.3	Each Group Company Plan complies in all material respects in form and has been established, maintained, operated and funded in all material respects in accordance with its terms and the requirements of all applicable laws, orders, rules and regulations. Each Group Company Plan which is required to be registered or approved by any Governmental Entity or agency, has been so registered and approved and has been maintained in good standing with applicable Governmental Entities or agencies, and if intended to qualify for special tax treatment, meets all material requirements for such treatment.

13.4	Neither the entry into this Agreement nor the completion of any of the Transactions (whether alone or in connection with any subsequent events) will (1) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits by any Group Company under any Plan, or increase the amount of compensation payable by a Group Company to any director, officer, employee or individual independent contractor of any Group Company or (2) prevent any Group Company from amending or terminating any Group Company Plan.

13.5	Except as provided in any of the Transaction Agreements, the completion of any of the Transactions will not cause the Buyer’s Group Undertakings to assume or otherwise succeed to, by operation of law, contract or otherwise, any liabilities of Seller’s Group Undertakings under any employee benefit plan, policy, program or arrangement not sponsored or maintained by the Buyer’s Group Undertakings.

14.	INSOLVENCY, WINDING UP ETC.

Winding up

14.1	No Group Company has received any written notice either: (a) that an order has been made; or (b) a petition has been presented or meeting convened, nor has any action been taken by a Group Company or a Seller, in any case to commence, the winding up of any Group Company (or equivalent proceeding(s) in any relevant jurisdiction) or for the appointment of any provisional liquidator (or equivalent in any relevant jurisdiction).

Administration and receivership

14.2	No Group Company has received any written notice concerning, or has taken any action to commence, the appointment of a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in any relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of any Group Company.

Voluntary arrangement etc.

14.3	No Group Company or any of its direct or indirect holding companies has made any voluntary arrangement with or for the benefit of its creditors generally.

15.	LITIGATION; COMPLIANCE WITH LAW; PERMITS

15.1	No Group Company is a party to any civil, criminal, arbitration or administrative action, suit or Legal Proceeding or, to the knowledge of the Sellers, formal investigation by a Governmental Entity nor, to the Sellers’ knowledge, is any such action, suit, proceeding or formal investigation threatened, in each case which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change.

15.2	There is no civil or arbitration action, suit or proceeding by any Group Company against any other person currently pending, which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change.

15.3	No Group Company is (and, since 14 October 2005, no Group Company has been) in violation of any law, rule, ordinance, regulation, judgment, order, injunction, decree, declaration, arbitration award, agency requirement, governmental license or governmental permit applicable to the operation of its Business, including telecommunications, export controls, sanctions, anti-corruption and other regulations, in each case which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. To the knowledge of the Sellers, no investigation or review by any Governmental Entity with respect to any Group Company is pending or, to the knowledge of the Sellers, threatened in writing, nor has any Governmental Entity indicated in writing an intention to conduct the same. No Group Company or any of its assets or properties is subject to any material governmental order.

15.4	Each Group Company is in compliance in all material respects with all franchises, permits, licenses, consents, approvals, certificates, variances, exemptions, exceptions, clearances and registrations issued to any Group Company by any Governmental Entity (the “Permits”). Each Permit is in full force and effect and, as of the date of this Agreement, none of the Group Companies has received any written notice, and there has been no action, suit or proceeding filed, commenced or, to the knowledge of the Sellers, threatened seeking to revoke, suspend, cancel, withdraw, modify or not renew any Permit or alleging any material breach of or default under any Permit. The Group Companies have filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of their material Permits in full force and effect.

16.	RELATED PARTY TRANSACTIONS

Clause 16 of Schedule 1.2 of Schedule A of the Disclosure Letter sets forth a true and complete list of all material contracts between any Group Company, on the one hand, and any Seller’s Group Undertaking, on the other hand. Except as reflected on or disclosed in the Last Balance Sheet, or incurred since the Last Accounting Date in the usual course of business, save as referred to in any contract of employment, no employee, officer, director or shareholder of any Group Company has any liability to any Group Company, nor is any Group Company liable (or committed to make loans or extend guarantee credit or other Indebtedness) to any employee, officer, director or shareholder of any other Group Company, except for (a) inter-company debt or similar arrangements, which will be settled at Completion (other than for continuing commercial relationships as set forth in clauses 6.5 and 6.6) and (b) travel and other similar expense advances to employees, officers and directors in the usual course of business and consistent with past practice and polices of the Group Companies). Except as reflected on or disclosed in the Last Balance

Sheet, or incurred since the Last Accounting Date in the usual course of business, no Group Company has any liability (or committed to make loans or extend guarantee creditor or other Indebtedness) to any Seller’s Group Undertaking (other than a Group Company) and no Seller’s Group Undertaking (other than a Group Company) has any liability (or committed to make loans or extend guarantee creditor or other Indebtedness) to any Group Company, except for inter-company debt or similar arrangements, which will be settled at Completion (other than for continuing commercial relationships).

17.	ABSENCE OF UNDISCLOSED LIABILITIES

Except as adequately reflected or reserved against in the Last Balance Sheet, no Group Company has any liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with generally accepted accounting principles in the United States, other than liabilities that were incurred since the Last Accounting Date in the usual course of business.

18.	BROKERS AND FINDERS

Except for Goldman Sachs & Co., whose fees will be paid by the Sellers, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Seller’s Group Undertaking that is entitled to any fee or commission from any Group Company in connection with any of the Transactions.

SCHEDULE 5

LIMITATIONS ON THE SELLERS’ LIABILITY

1.	LIMITATION ON QUANTUM

1.1	Subject to paragraph 1.3 below, the Sellers are not liable in respect of a Relevant Claim:

1.1.1	unless the amount that would otherwise be recoverable from the Sellers (but for this paragraph 1.1.1) in respect of that Relevant Claim exceeds €100,000, in which case, subject to the other provisions of this Schedule 5, the claim may be made for the full amount in respect of such Relevant Claim; and

1.1.2	unless and until the amount that would otherwise be recoverable from the Sellers (but for this paragraph 1.1.2) in respect of that Relevant Claim, when aggregated with any other amount or amounts recoverable in respect of other Relevant Claims (excluding any amounts in respect of a Relevant Claim for which the Sellers have no liability because of paragraph 1.1.1), exceeds $13,750,000 and in the event that the aggregated amounts exceed $13,750,000, the Sellers shall only be liable for the excess.

1.2	Subject to clause 1.3, the Sellers’ total liability in respect of the aggregate of all Relevant Claims is limited to and shall not exceed: (a) $300,000,000; less (b) all amounts or liabilities actually paid by the Sellers after Completion pursuant to clauses 8 and 9 of the Agreement; plus (c) any amounts reimbursed to the Sellers pursuant to paragraph 7 of this Schedule 5.

1.3	Paragraphs 1.1 and 1.2 of this Schedule 5 shall not apply: (a) in respect of any Relevant Claim for a breach of any Sellers’ Warranty set out in paragraphs 1.1.1, 2.2, 2.3 or 3.2 of Schedule 4; and (b) in respect of any Relevant Claim for a breach of any covenant or undertaking (other than the Tax Covenant) contained in this Agreement, in respect of which the Sellers’ liability will be limited in the aggregate for all breaches of all such covenants or undertakings to the Purchase Price. For the avoidance of doubt, paragraph 1 of this Schedule 5 shall be without prejudice to the Buyer’s rights under clause 16.3 of this Agreement.

2.	TIME LIMITS FOR BRINGING RELEVANT CLAIMS

The Sellers are not liable in respect of:

2.1

a Tax Claim unless the Buyer has notified the Sellers of the Tax Claim stating in reasonable detail the nature of the Tax Claim and, if reasonably practicable, the amount claimed on or before the 30th day following the expiration of the applicable statute of limitations governing the Tax in respect of which the Tax Claim is being made;

2.2	a Relevant Claim for breach of the Sellers’ Warranty set out in paragraphs 1.1.1, 2.2 or 2.3 of Schedule 4 unless the Buyer has notified the Sellers of the Relevant Claim stating in reasonable detail the nature of the Relevant Claim and, if reasonably practicable, the amount claimed on or before the date on which such Relevant Claim would become time barred pursuant to the Limitation Act 1980;

2.3	a Relevant Claim for breach of any Sellers’ Warranty set out in paragraphs 7, 8 and 10.1 (insofar as it relates to Intellectual Property) of Schedule 4 unless the Buyer has notified the Sellers of the Relevant Claim stating in reasonable detail the nature of the Relevant Claim and, if reasonably practicable, the amount claimed on or before the date which is two years from the Completion Date;

2.4	a Relevant Claim for a breach of any covenant or undertaking that the Sellers are required to comply with or perform under this Agreement prior to Completion (other than the Sellers’ Warranties) unless the Buyer has notified the Sellers of the claim stating in reasonable detail the amount of the claim (and, if reasonably practicable, the amount claimed) on or before the date which is one year from the Completion Date;

2.5	a Relevant Claim for a breach of any covenant or undertaking that the Sellers are required to comply with or perform under this Agreement at or after Completion (other than the Sellers’ Warranties) unless the Buyer has notified the Sellers of the Relevant Claim stating in reasonable detail the nature of the Relevant Claim and, if reasonably practicable, the amount claimed on or before the date on which such Relevant Claim would become time barred pursuant to the Limitation Act 1980;

2.6	any Relevant Claim other than a Tax Claim and the matters referred to in paragraphs 2.2, 2.3, 2.4 and 2.5 of this Schedule 5 unless the Buyer has notified the Sellers of the Relevant Claim stating in reasonable detail the nature of the Relevant Claim and, if reasonably practicable, the amount claimed on or before the date which is 15 months from the Completion Date; and

2.7	any Relevant Claim under paragraph 5.16 of Schedule 4 after Completion (and, for the avoidance of doubt, the Warranty in paragraph 5.16 of Schedule 4 shall not survive Completion and no Relevant Claim or other action may be made thereunder after Completion).

3.	NOTICE OF CLAIMS

A Relevant Claim notified in accordance with paragraphs 2.1, 2.3, 2.4, 2.5 or 2.6 of this Schedule 5 is unenforceable against the Sellers on the expiry of the period of six months starting on the day of expiration of the applicable time limit for notifying such a Relevant Claim under paragraph 2 of this Schedule 5, unless court proceedings in respect of such Relevant Claim have been properly issued and validly served on the Sellers.

4.	SPECIFIC LIMITATIONS

The Sellers are not liable in respect of a Relevant Claim (other than a Tax Claim to which the limitations in paragraph 3 of Schedule 9 apply):

4.1	with respect to the Sellers’ Warranties, to the extent that the Buyer is aware, and has an appreciation, at or prior to the date of this Agreement, of facts and circumstances that might serve as the basis of or give rise to the Relevant Claim (it being understood, however, that the Buyer does not need to be aware that such facts and circumstances constitute a breach of a Sellers’ Warranty);

4.2	to the extent that facts and circumstances that might serve as the basis of the Relevant Claim would not have arisen but for, or any Loss related thereto was increased by (but only to the extent of such increase);

4.2.1	a voluntary act carried out after Completion (other than pursuant to the operation of the business of the Group Companies in the usual course) by a Buyer’s Group Undertaking or an employee of a Buyer’s Group Undertaking; or

4.2.2	the passing of, or a change in, a law, rule or regulation, the interpretation or application of a law, rule, regulation or administrative practice of a Governmental Entity after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not in force (or in a manner different than) at the date of this Agreement;

4.3	to the extent that a Group Company has obtained a recovery against or from a person other than a Seller’s Group Undertaking in respect of the Loss claimed in the Relevant Claim, whether under a provision of any applicable law, rule or regulation, agreement, arrangement, undertaking, insurance policy or otherwise howsoever, but only to the extent of such recovery (it being understood that the Buyer shall use reasonable endeavours to pursue any such recoveries to which it may be entitled);

4.4	with respect to the Sellers’ Warranties, to the extent that the matter giving rise to the Relevant Claim was taken into account in computing the amount of an allowance, accrual, provision or reserve in the Accounts or was specifically referred to in the Accounts or in the notes to the Accounts, in each such case to the extent that the same was not reversed in accordance with generally accepted accounting principles; and

4.5	to the extent Tax of a Buyer’s Group Undertaking is actually reduced or eliminated by a Relief arising from the matter or any Event giving rise to the matter which gives rise to the Relevant Claim; provided, however, that, in determining whether an amount of Tax is actually reduced or eliminated, any Reliefs otherwise available to such Buyer’s Group Undertaking shall be deemed to be utilised prior to the utilisation of any such Relief arising from the matter or any Event giving rise to the matter which gives rise to the Relevant Claim.

5.	RECOVERY ONLY ONCE

The Buyer is not entitled to recover more than once in respect of any Loss.

6.	CONDUCT OF RELEVANT CLAIMS

6.1	If the Buyer becomes aware of any third party claim that may give rise to a Relevant Claim (other than an Assessment to which the provisions of paragraph 5 of Schedule 9 apply):

6.1.1	the Buyer shall promptly (and in any event within 15 Business Days after becoming actually aware thereof) give written notice to the Sellers of the matter (“Claim Notice”) and shall consult with the Sellers with respect to the matter (provided that the failure to so notify the Sellers shall not relieve the Sellers of any liability that they may have, except to the extent that the Sellers have been or are reasonably likely to be actually prejudiced thereby);

6.1.2	subject to applicable law and confidentiality restrictions, the Buyer shall, and shall procure that each Group Company will, provide to the Sellers and their Representatives reasonable access to premises and personnel and to relevant assets, documents and records within the power or control of each Group Company for the purposes of investigating the matter and enabling the Sellers to take the action referred to in paragraph 6.1.4(a) of this Schedule 5;

6.1.3	subject to applicable law and confidentiality restrictions, each of the Sellers (at their cost) may take copies of the documents or records, and photograph the premises or assets, referred to in paragraph 6.1.2 of this Schedule 5;

6.1.4	the Buyer shall, and shall procure that each Group Company will:

(a)	at the Sellers’ expense, give any reasonable information and assistance, as the Sellers may reasonably request in order for the Sellers to:

(i)	dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(ii)	enforce against a person (other than a Seller’s Group Undertaking) the rights of a Group Company in relation to the matter; and

(b)	in connection with proceedings related to the matter (other than against a Seller’s Group Undertaking) use advisers nominated by the Sellers and reasonably acceptable to the Buyer and, if the Sellers request and pay the costs of defence, allow the Sellers the exclusive conduct of the proceedings; provided, however, that if the Buyer determines, acting reasonably and in good faith (i) that there is reasonable probability that the relevant matter may materially and adversely affect it or a Group Company other than as a result of monetary damages for which reimbursement would be available under this Agreement from the Sellers or (ii) that the actual or potential defendants in, or targets of, such relevant matter include both the Sellers and/or any Seller’s Group Undertaking and a Buyer’s Group Undertaking and there is a material conflict of interest between the Sellers or such a Seller’s Group Undertaking, on the one hand, and a Buyer’s Group Undertaking, on the other hand, the Buyer shall be entitled to exclusive control of the defence of such proceedings at the Buyer’s own expense and the Sellers shall have the right to retain separate counsel of its choice at is own expense;

6.1.5	the Buyer shall not, and shall procure that no Buyer’s Group Undertaking and no Representative of the Buyer or any other Buyer’s Group Undertaking will, admit liability in respect of, or adjust, compromise or settle, the matter without the express prior written consent of the Sellers, unless: (a) the Buyer agrees in writing that no such admission, adjustment, compromise or settlement shall be evidence of whether any Seller’s Group Undertaking shall have any liability or obligation with respect thereto or the potential amount of any such liability or obligation; and (b) there is no finding or admission with respect to any Seller’s Group Undertaking of any violation of any law or any violation of the rights of any person; and

6.1.6	the Sellers shall not, and shall procure that no Seller’s Group Undertaking and no Representative of the Sellers or any other Seller’s Group Undertaking will, admit liability in respect of, or adjust, compromise or settle, the matter without the express prior written consent of the Buyer unless (a) there is no finding or admission of any violation of any law or any violation of the rights of any person; and (b) the sole relief provided is monetary damages that are reimbursed in full by the Sellers hereunder.

7.	RECOVERY FROM ANOTHER PERSON

7.1	If the Sellers pay to the Buyer an amount in respect of a Relevant Claim and a Buyer’s Group Undertaking subsequently recovers from another person an amount in respect of the Loss claimed in such Relevant Claim, the Buyer shall promptly pay to the Sellers an amount equal to the amount, if any, by which the Sum Recovered exceeds the difference between the amount of such Loss and the amount paid by the Sellers in respect of the Relevant Claim.

7.2	For the purposes of paragraph 7.1 of this Schedule 5, “Sum Recovered” means an amount equal to the total of the amount recovered from the other person.

8.	MITIGATION

Nothing in this Schedule 5 restricts or limits the Buyer’s general obligation at law to mitigate any Loss in respect of any Relevant Claim.

9.	DISCLOSURE

The Sellers’ Warranties are qualified by, and the Sellers shall have no liability in respect of:

9.1	the facts and circumstances disclosed in the Disclosure Letter, the Data Room Information and Annex H to this Agreement to the extent that the nature and scope of the matters arising from such facts and circumstances is reasonably apparent from such disclosure (it being understood that: (a) if the Disclosure Letter refers to a named document, only those parts of such document that are contained in the Data Room Information or, in the case of documents listed in Annex H, were made available to the Buyer on or prior to the date of this Agreement (but not any parts of such document that are not contained in the Data Room Information or, in the case of documents listed in Annex H, were not made available to the Buyer on or prior to the date of this Agreement) shall be deemed disclosed; and (b) if there is an inconsistency between the facts set out in any of those documents and the facts stated in the Disclosure Letter, the provisions of the relevant document prevail);

9.2	all matters set out in this Agreement (including the schedules to this Agreement) and/or any of the other Transaction Agreements (including the schedules to such other Transaction Agreements); and

9.3	published information relating to any Group Company contained in any document filed or furnished by Parent with or to the U.S. Securities and Exchange Commission since 1 January 2009 and prior to the date of this Agreement (other than any risk factor or similar disclosure contained therein).

10.	DAMAGES ARE SOLE REMEDY; NO RESCISSION

Following Completion, the sole remedy against the Sellers for any breach of any of the Sellers’ Warranties or any other breach of this Agreement by the Sellers, or any other claim by the Buyer against the Sellers in respect of this Agreement, shall be an action for damages and the Buyer shall not be entitled to rescind this Agreement in any circumstances whatsoever, other than any such rights in respect of fraud; provided, however, that the Buyer shall be entitled to seek injunctive relief in connection with any breach by the Sellers of any post-Completion covenant of the Sellers.

11.	NO LIABILITY FOR CONSEQUENTIAL DAMAGES

The Sellers shall not be liable under this Agreement or otherwise for any punitive or exemplary damages or any indirect or consequential damages, in each case whether due to a breach of contract, breach of warranty, the negligence of the Sellers or otherwise (it being understood, however, that nothing in this sentence shall absolve the Sellers from liability in respect of a claim by a third party against the Group Companies pursuant to which such third party actually collects from the Group Companies punitive or exemplary damages or indirect or consequential damages).

12.	RINGFENCING

The Buyer agrees and acknowledges that the only Sellers’ Warranties given:

12.1	in respect of Tax are the Tax Warranties and none of the other Sellers’ Warranties shall be deemed to be given in relation to Tax;

12.2	in respect of Intellectual Property are those contained in paragraphs 7, 8, 10.1 and 11.1 of Schedule 4 and none of the other Sellers’ Warranties shall be deemed to be given in relation to Intellectual Property;

12.3	in respect of insurance matters are those contained in paragraph 9 of Schedule 4 and none of the other Sellers’ Warranties shall be deemed to be given in relation to insurance matters;

12.4	in respect of the Properties are those contained in paragraph 10 of Schedule 4 and none of the other Sellers’ Warranties shall be deemed to be given in relation to the Properties;

12.5	in respect of pensions matters are those contained in paragraph 13 of Schedule 4 and none of the other Sellers’ Warranties shall be deemed to be given in relation to pensions matters; and

12.6	in respect of employment matters are those contained in paragraph 12 of Schedule 4 and none of the other Sellers’ Warranties shall be deemed to be given in relation to employment matters.

SCHEDULE 6

BUYER’S WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The Buyer has the right, power and authority, and has taken all corporate action necessary, to execute, deliver and exercise its rights and perform its obligations under this Agreement and each other Transaction Agreement to which it is (or is to become) a party. This Agreement and the other Transaction Agreements which are to be entered into by the Buyer has been or will be duly executed and delivered by the Buyer, and do or will, when executed, constitute legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, subject to applicable bankruptcy and insolvency laws and general principles of equity.

1.2	The Buyer is validly organised, in existence and duly registered under the laws of its jurisdiction of organisation. The Buyer has not conducted any business other than in connection with the Transactions. The Buyer has no liabilities, and will not have any liabilities at the Completion Date, contingent or otherwise, other than the liabilities of the Buyer under this Agreement, the Debt Commitment Letters and the other Transaction Documents.

1.3	The information set out in Schedule 10 (Buyer’s Pre-Completion Shareholders) is true, correct and not misleading. The Buyer is the entity in which the Buyer’s Pre-Completion Shareholders will purchase equity at or prior to Completion in satisfaction of their obligations under the Equity Commitment Letters.

2.	NO BREACH/VIOLATION

2.1	The execution and delivery of, and the performance by the Buyer of its obligations under, this Agreement and each of the other Transaction Agreements to which the Buyer is (or will become) a party will not:

2.1.1	result in a breach of any provision of the constitutional documents of the Buyer;

2.1.2	result in a breach of, or constitute a default under, any agreement or instrument to which the Buyer is a party or by which the Buyer is bound, which breach or default is material in the context of the Transactions;

2.1.3	result in a violation of any permit, concession, franchise or license of any Governmental Entity to which the Buyer is a party or is subject or by which the Buyer is bound, which violation is material in the context of the Transactions;

2.1.4	result in a violation of any law, rule or regulation applicable to the Buyer, which violation is material in the context of the Transactions;

2.1.5	result in a violation of any order, judgment, decree, arbitral award or decision of any Governmental Entity to which the Buyer is a party or is subject or by which the Buyer is bound, which violation is material in the context of the Transactions; or

2.1.6	require the Buyer to obtain any consent, license or approval of, or give any notice to or make any registration with, any Governmental Entity which has not been obtained, given or made as at the date hereof, in each case the failure of which would be material in the context of the Transactions.

2.2	This Agreement and each other Transaction Agreement which is to be entered into by the Buyer do or will, when executed, constitute legal, valid and binding obligations of the Buyer.

3.	INSOLVENCY, WINDING UP ETC.

Winding up

3.1	The Buyer has not received any written notice that an order has been made and no petition has been presented or meeting convened, and the Buyer has not taken any action to commence, the winding up of the Buyer (or equivalent proceeding(s) in any relevant jurisdiction) or for the appointment of any provisional liquidator (or equivalent in any relevant jurisdiction).

Administration and receivership

3.2	The Buyer has not received any written notice concerning, and has not taken any action to commence, the appointment of a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in any relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the Buyer.

Voluntary arrangement etc.

3.3	The Buyer has not made any voluntary arrangement with or for the benefit of its creditors generally.

4.	FINANCING

4.1

The Buyer has delivered to the Sellers true, correct and complete copies, as of the date of this Agreement, of: (a) executed commitment letters (the “Equity Funding Letters”) from Silver Lake Partners III Cayman (AIV III), L.P., CPP Investment Board Private Holdings Inc., Index Ventures Growth I (Jersey), L.P, Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., Yucca Partners LP Jersey Branch, and Andreessen Horowitz Fund I, L.P. (each, an “Equity Provider,” and collectively the “Equity Provider Group”) to provide, subject solely to the terms and conditions therein, equity financing in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”); and (b) executed commitment letters and redacted forms of fee letters, dated as of the date of this Agreement, from JPMorgan Chase Bank, N.A., Barclays Bank PLC and Royal Bank of Canada (the “Debt Commitment Letters” and, together with the Equity Funding Letters, the “Financing Letters”) to provide, subject solely to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing,” and together with the Equity Financing collectively referred to as the “Financing”). The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to the Buyer on the terms therein, and there are no side letters or other agreements, arrangements or understandings, whether written or oral, with any person relating to the availability of the Financing at Completion, other than as expressly identified in the Financing Letters.

4.2	Assuming the Financing is funded, the net proceeds contemplated by the Financing Letters (or such other amounts as the Buyer may arrange in lieu of all or a portion of the Financing to the extent permitted by this Agreement) will be sufficient for the Buyer to pay the aggregate Purchase Price, any other amounts required to be paid in connection with the completion of the Transactions and all related fees and expenses.

4.3	As of the date of this Agreement: (a) none of the Financing Letters has been amended (and no waiver of any provision thereof has been granted); and (b) the respective commitments contained in such Financing Letters remain in full force and effect and have not been withdrawn or rescinded in any respect.

4.4	The Buyer has fully paid (or caused to be fully paid) all commitment fees or other fees due in connection with the Financing that are payable on or prior to the date hereof and the Financing Letters are the valid, binding and enforceable obligations of the Buyer, and to the knowledge of the Buyer, the other parties thereto. As of the date of this Agreement, no event has occurred and no circumstance exists which, with or without notice, lapse of time or both, would (or could reasonably be expected to): (a) constitute a default or breach on the part of the Buyer under any of the Financing Letters; or (b) constitute or result in a failure to satisfy any condition precedent set forth in any Financing Letter; provided that the Buyer is not making any warranty regarding the effect of any inaccuracy of the warranties in Schedule 4, the failure of any Seller’s Group Undertaking to perform its obligations hereunder or the failure of any of the conditions to the Buyer’s obligation to Completion set forth in this Agreement to be satisfied. As of the date of this Agreement, the Buyer has not received any written notice from any person with respect to the actual or potential breach or default by the Buyer’s Group Undertakings or any other party to any of the Financing Letters of any provision of any of the Financing Letters. As of the date of this Agreement, the Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to the Buyer as of Completion; provided that the Buyer is not making any warranty regarding the effect of any inaccuracy of the warranties in Schedule 4, the failure of any Seller’s Group Undertaking to perform its obligations hereunder or the failure of any of the conditions to the Buyer’s obligation to Completion set forth in this Agreement to be satisfied.

4.5

The Buyer is not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions, including the Financing, and the payment of the aggregate Purchase Price and any other repayment or refinancing of debt that may be contemplated in the Financing Letters, assuming: (a) satisfaction of the conditions to the Buyer’s obligation to complete the Transactions as set forth herein, or the waiver of such conditions; (b) the accuracy of the warranties of the Sellers set forth in Schedule 4; and (c) any estimates, projections or forecasts of the Group Companies have been prepared in good faith based upon reasonable assumptions, and payment of all related fees and expenses, the Company will be Solvent. For purposes of this paragraph 4.5, the term “Solvent” with respect to the Company means that, as of any date of determination: (i) the amount of the fair saleable value of the assets of the Group Companies, taken as a whole, exceeds, as of such date, the sum of: (A) the value of all liabilities of the Group Companies, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal laws governing determinations of the solvency of debtors; and (B) without duplication of liabilities in clause “(A)” of this sentence, the amount that will be required to pay the probable liabilities of the Group Companies, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (ii) the Company will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by the Buyer following such date; and (iii) the Company will be able to pay its liabilities, including contingent and other liabilities, as they mature.

4.6	The Seller Subordinated Note will be duly executed and delivered by Finance LLC, and will, when executed, constitute the legal, valid and binding obligation of Finance LLC enforceable against Finance LLC in accordance with its terms. Finance LLC has all requisite power and authority to (i) carry on its business as now being conducted, (ii) execute, deliver and perform the Seller Subordinated Note, and (iii) take all action as may be necessary to complete the transactions contemplated by the Seller Subordinated Note.

5.	ROLLOVER SHARES

5.1	After giving effect to the Transactions, as of the Completion Date, the Rollover Shares will comprise 35% of the whole of the allotted and issued share capital of the Buyer, and will be duly authorized, validly issued and fully paid or credited as fully paid and will not be subject to further claims. Immediately following the Completion Date, except as contemplated in the Shareholders Agreement, there will not be outstanding: (a) any options, warrants, rights, agreements or commitments that provide for the issue or purchase from or by the Buyer of, or that are otherwise convertible into, exchangeable for or exercisable to acquire, any shares in the capital, or any other equity securities, of the Buyer; or (b) any rights, agreements or commitments by the Buyer to purchase, redeem or otherwise acquire any shares in its capital, or any other equity securities, excluding, in each case, any equity securities reserved for issuance pursuant to an equity incentive plan.

5.2	As of the Completion Date, there will be no agreement to which the Buyer is bound or to which its material assets are subject that would result in the creation of an Encumbrance, in relation to any of the Rollover Shares or unissued shares in the capital of the Buyer.

5.3	Other than this Agreement, the Shareholders Agreement and an equity incentive plan, immediately following the Completion Date, there will be no agreement to which the Buyer is bound or to which its material assets are subject that would result in the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of Buyer (including an option or right of pre emption or conversion).

5.4	Except for and as provided in the Shareholders Agreement, immediately following the Completion Date: (a) there will be no stockholder agreements, voting trusts, proxies or other agreements or understandings to which Buyer is bound relating to the holding, voting, purchase, redemption or other acquisition of the share capital of the Buyer, and (b) there will be no agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions.

SCHEDULE 7

ACTION PENDING COMPLETION

During the Pre-Completion Period, except: (a) as expressly permitted or required pursuant to the Agreement; (b) as required by law, rule or regulation; (c) as expressly set forth in the corresponding section of the Disclosure Letter; or (d) with the prior written consent of the Buyer (which consent may not be unreasonably withheld or delayed, other than with respect to the matters referred to in paragraphs 2, 3, 4, 6, 9 and 11 of this Schedule 7), each of the Sellers shall procure that each Group Company shall:

1.	co operate with the Buyer to allow the Buyer and its Representatives, upon reasonable advance notice, during normal business hours and without materially interfering with the business of any Group Company, reasonable access to the properties, premises, employees, documents, technologies, books, records (including Tax records) and other materials of each Group Company (it being understood that the Buyer shall bear all costs associated with any request for access made by it or its Representatives);

2.	not create, allot or issue any share capital or acquire an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

3.	not acquire or dispose of any material assets except in the usual course of its business;

4.	not make any capital expenditure exceeding €4,000,000;

5.	not pass a shareholders’ resolution, except for usual course of business matters or in relation to this Agreement, or if required by law or a Group Company’s organisational documents;

6.	not create a material Encumbrance (other than a Permitted Encumbrance) over any material asset or redeem an existing material Encumbrance (other than a Permitted Encumbrance) over any material asset;

7.	not enter into a material agreement with a term of more than one year and involving consideration or expenditure in excess of €4,000,000 annually;

8.	not materially amend or terminate an agreement to which it is a party which involves total annual consideration or expenditure of €4,000,000, other than in the usual course of its business;

9.

not: (a) establish a new Plan for or in respect of any director, officer, employee or consultant employed or engaged by any Group Company; (b) amend, or exercise a discretion, which materially increases pension scheme liabilities or employer costs in relation to, or discontinue (wholly or partly), any pension scheme applying to any director, officer, employee or individual independent contractor employed or engaged by any Group Company; (c) approve, direct or authorize any material increase or decrease in the compensation, bonus, severance or fringe benefits of any director, officer, employee or individual independent contractor employed or engaged by any Group Company; (d) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Plan payable to any director, officer, employee or individual independent contractor employed or engaged by any Group Company; (e) pay any bonus, or grant any severance or termination pay, to any director, officer, employee or individual independent contractor employed or engaged by any Group Company, except in each case under clauses “(a)” to “(e)” of this paragraph 9: (i) as required by plans or agreements in existence as of the date of this Agreement; (ii) to the extent applicable to Parent’s employees generally provided that the obligations or liabilities of Buyer’s Group Undertakings following the Completion Date under this Agreement are not expanded or increased; or (iii) in the usual course of business consistent with past practice;

10.	not materially amend the terms of employment of a Senior Employee or materially amend the terms of employment of any other director, officer, employee or individual independent contractor employed or engaged by any Group Company, except: (a) as required by plans or agreements in existence as of the date of this Agreement; (b) to the extent applicable to Parent’s employees generally; or (c) except with respect to Senior Employees, in the usual course of business consistent with past practice;

11.	not incur or permit to remain outstanding any Indebtedness, other than any such Indebtedness that (together with all Encumbrances (other than any Permitted Encumbrances) in respect thereof) will be discharged in full on or prior to Completion;

12.	save other than in relation to any Disputes arising from a Transaction Agreement or, with respect to the Joltid Litigation or any Specified Legal Proceeding, except as provided in clauses 8 and 9 of this Agreement, not settle litigation where the amount of the settlement exceeds €4,000,000 in any individual case and €12,000,000 in the aggregate (other than debt collection proceedings in the usual course or its business);

13.	not offer to employ a new employee at the level of vice president or higher, or dismiss an employee at the level of vice president or higher, except for dismissals for cause or dismissals as required by Plans or agreements in existence as of the date of this Agreement;

14.	not change or make any Tax elections, settle any Tax audits or investigations for any material amount, amend any Tax Returns where such amendment requires such Group Company to pay any material amount of additional Tax, or take action which it knows would reasonably be expected to change the Tax residency or jurisdiction of such Group Company, or to cause such Group Company to become subject to Tax in a jurisdiction in which such Group Company was not previously subject to Tax or undertake any merger or reorganization for any Tax purposes;

15.

with respect to Tax Returns and Other Tax Returns (collectively, “Returns”) filed by or on behalf of any Group Company, and with respect to Taxes payable by or on behalf of any Group Company, in each case during the period commencing upon (and including) the execution of this Agreement and ending on (and including) the Completion Date (the “Interim Period”), the Sellers jointly and severally covenant that they shall, and shall procure that the Seller’s Group Undertakings, save as required by law, prepare and file such Returns, and calculate and pay such Taxes, in accordance with past practice, including, without limitation, past practice as to: (a) positions taken, methods of accounting used, and principles of taxation followed, (b) elections made, (c) the processes and systems used in the preparation of Returns, and the timing and manner for filing Returns, (d) the accounting periods used, (e) the claiming of refunds of Tax, (f) the conduct of administrative or court proceeding relating to Taxes, (g) the carryback or other utilization of Relief, (h) the time of payment, and (i) all other material practices for the preparation and filing of Returns and the payment of Taxes. For the avoidance of doubt past practice shall not be taken to include late payment other than pursuant to an arrangement with the relevant Tax Authority. During the Interim Period, the Sellers shall not, and shall procure that the Seller’s Group Undertakings shall not, enter into any settlement or compromise of any material dispute in respect of a claim, audit, or assessment by any Tax Authority with respect to such Returns or such Taxes without the prior approval of the Buyer (such approval not to be unreasonably withheld or delayed); and

16.	not agree to take any of the actions prohibited by paragraphs 3 through 15 above.

SCHEDULE 9

TAX COVENANT

1.	INTERPRETATION

1.1	In this Schedule, the following definitions shall have the following meanings:

“2008 Accounts” means the audited combined financial statements of the Group Companies (comprising a balance sheet, a profit and loss account and a statement of cash flows) for the financial period ended on 31 December 2008 together with the notes thereto;

“Assessment” means a claim, assessment, notice, demand, return, or other document issued or action taken or omission made by or on behalf of a Tax Authority from which it appears that, or as a result of which, (i) a claim for breach of a Tax Warranty may be made, (ii) a Group Company is or may be placed or sought to be placed under a Tax Liability and in respect of which an action may be brought under this Schedule, or (iii) there could be a reduction of any Relevant Amount as referred to in paragraph 7;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Event” means any event or any event deemed for the purposes of any Tax, any deed, circumstance, act, transaction, payment, distribution, and the entry into this Agreement and/or Completion;

“Indemnified Taxes” means any Tax, including any penalty or interest payable in connection with, or with any failure to pay or any delay in paying, any of the same other than (i) any VAT, sales tax or use tax or similar Taxes or (ii) any Tax imposed on any of the Group Companies as a result of the products offered by the Group Companies being characterized as telecommunications services or products;

“Independent Accountant” means an independent chartered accountant or firm of chartered accountants appointed jointly by the Buyer and the Sellers or, if they fail to agree an appointee within 7 Business Days of either first proposing such a person by notice to the other, to be appointed on the application of either party by the President from time to time of the Institute of Chartered Accountants in England and Wales;

“Post Completion Relief” means a Relief arising to a Group Company to the extent that it arises in respect of any Event occurring or period commencing after Completion;

“Relief” means any relief, exemption, allowance, loss, deduction, credit or set-off in each case available in respect of any Tax or relevant to the computation of any liability to Tax and shall include without limitation a right to repayment of any Tax (including any repayment supplement or interest in respect of such repayment);

“Straddle Period” means an accounting or tax period of a Group Company beginning on or before and ending after the Completion Date;

“Straddle Period Return” means a Tax Return of a Group Company for any Straddle Period;

“Tax Legislation” means any statute, statutory instrument, enactment, law, by-law, directive, decree, ordinance, regulation or legislative provision or generally applicable ruling (such as a revenue ruling issued by the U.S. Internal Revenue Service) enacted, issued or adopted providing for, imposing or relating to Tax; and

“Tax Liability” means:

(a)	any liability imposed on a Group Company by a Tax Authority to or in respect of any Indemnified Tax whether or not it is directly or primarily the liability of such Group Company;

(b)	the use or set off, against income, profits or gains earned, accrued or received by a Group Company on or before Completion relevant to the calculation of any Group Company’s liability to any Indemnified Tax or against any liability to an Indemnified Tax within (a) above, of any Post Completion Relief, in each case, in circumstances where but for such use or set off the relevant Group Company would have had an actual liability to such Indemnified Tax in respect of which the Sellers would have been liable under this Agreement, and in the case of the use or set off of a Post Completion Relief the amount of the Tax Liability determined under clause (b) above shall be a sum equal to the amount of the actual liability to the Indemnified Tax which would have arisen but for such use or set off; provided that for these purposes it shall be assumed that a Relief other than a Post Completion Relief will, where possible, be used in priority to a Post Completion Relief;

(c)	any liability of a Group Company (in this paragraph (c), the “Payer Group Company”) to make a payment of an amount in respect of an Indemnified Tax to a Seller’s Group Undertaking or any other person with whom the Payer Group Company has been grouped, connected or otherwise associated for the purposes of such Indemnified Tax at any time on or prior to Completion (other than a Group Company) which person by law or pursuant to an agreement with the relevant Tax Authority makes payment to such Tax Authority of Indemnified Tax on behalf of the Payer Group Company; or

(d)	any liability for Tax of a Group Company as described in paragraph 2.2.

1.2	Subject to paragraph 1.1 words and expressions defined in this Agreement or defined for the purpose of the relevant Tax Legislation shall bear the same meanings in this Schedule.

1.3	In this Schedule, any reference to:

1.3.1	the provisions of any Tax Legislation shall be deemed to refer to the same, as in force, including any Tax Legislation announced as being in force as of a specific date and further including any amendment, re-enactment or consolidation, at the time, by reference to which the same falls to be interpreted and shall be deemed to include references to any orders, regulations, or to other subordinate legislation made under the relevant statute or statutory provisions;

1.3.2	any Event occurring or which existed at the time of or on or before or after a particular date or time shall include the case where such Event is deemed or treated for the purposes of any Tax as having occurred or as existing on or before or after that date or time;

1.3.3	anything being deemed or treated “for the purposes of any Tax” shall mean that for the purposes of any applicable Tax Legislation or decided case law in relation to any Tax or published practice of any Tax Authority in respect of such Tax that thing is deemed or treated in the way described;

1.3.4	paragraphs, sub-paragraphs and appendices is a reference to paragraphs, sub-paragraphs and appendices in or to this Schedule unless otherwise specified;

1.3.5	income, profits or gains earned, accrued or received includes any income, profits or gains deemed to be earned, accrued or received for the purposes of any Tax; and

1.3.6	income, profits or gains earned, accrued or received on or before a particular date or in respect of a particular period includes income, profits or gains which are deemed for the purposes of any Tax to have been earned, accrued or received on or before that date or in respect of that period.

1.4	The headings in this Schedule do not affect its interpretation.

1.5	The Sellers’ obligations contained in this Schedule are joint and several.

2.	COVENANTS

Subject to the limitations and exclusions set out in this Agreement, the Sellers covenant with the Buyer to pay to the Buyer by way of adjustment of the Purchase Price an amount equal to:

2.1	the amount of a Group Company’s Tax Liability (other than any liability within paragraph (d) of the definition of Tax Liability) which arises:

(a)	as a result of any Event which occurred on or before Completion; or

(b)	in respect of any income, profits or gains which were earned, accrued or received on or before Completion or in respect of a period ending on or before the Completion Date, including the portion of any Straddle Period ending on the Completion Date;

2.2

any Tax or any amount on account of Tax directly or primarily chargeable on, or in respect of the income, profits, gains or Events of, but not paid by (i) a Seller’s Group Undertaking (other than a Group Company) or (ii) any other company (other than a Group Company) with which a Group Company (in this paragraph 2.2, a “Relevant Group Company”) has at any time on or before Completion been a member of the same group of companies for the purposes of the relevant Tax (in this paragraph 2.2, such Seller’s Group Undertaking and such other company being a “Relevant Seller’s Group Undertaking”) for which such Tax or any amount on account of such Tax the Relevant Group Company is made liable (or would have been made liable but for the use of any Post Completion Relief) as a result of such Relevant Group Company and such Relevant Seller’s Group Undertaking being or having been at any time on or before Completion members of the same group of companies for the purposes of the relevant Tax (including any such liability under Section 1.502-6 of the US Treasury Regulations (or any similar provision under U.S. state or local law)) PROVIDED THAT this paragraph 2.2 shall not extend to any Tax for which a Group Company is made so liable which arises in respect of any income, profits or gains earned, accrued or received by any Group Company or which arises as a result of any Event of or entered into by any Group Company; and

2.3	the amount of any reasonable out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel and other external advisers but other than management costs and expenses) properly incurred by the Buyer and/or a Group Company in connection with any successful claim made against the Sellers under paragraph 2.1 or 2.2.

3.	EXCLUSIONS

3.1	In addition to the limitations and exclusions otherwise set out in this Agreement (but in the event of any conflict or inconsistency between the exclusions set out in this paragraph 3 and any other provision of this Agreement, this paragraph 3 shall take precedence) the covenants contained in paragraph 2 shall not apply to a Tax Liability (and neither shall the Sellers have any liability under the Tax Warranties) to the extent that:

3.1.1	such Tax Liability is the subject of or was taken into account in computing the amount of an allowance, accrual, reserve or provision for Tax in the Last Balance Sheet or was specifically referred to in the 2008 Accounts or in the notes to the 2008 Accounts;

3.1.2	such Tax Liability was actually paid or discharged on or before Completion;

3.1.3	the matter or any Event giving rise to such Tax Liability arises, or such Tax Liability arises or is increased, as a result of a change on or after Completion in the accounting reference date of any Group Company or in any accounting policy or any Tax reporting practice of any Group Company other than a change (i) which is necessary in order to comply with applicable law or generally accepted accounting principles applicable to any Group Company as at Completion or (ii) pursuant to a legally binding agreement entered into by a Group Company on or before Completion and which is legally binding on the relevant Group Company;

3.1.4	the matter or any Event giving rise to such Tax Liability arises or such Tax Liability arises or is increased as a result of any default or delay by the Buyer or any Group Company after Completion, including:

(i)	any delay in paying or satisfying any Tax Liability;

(ii)	any delay or default in submitting any Tax Return required to be submitted by them;

(iii)	submitting such Tax Return outside the appropriate time limits; or

(iv)	submitting such Tax Return otherwise than on a proper basis,

in each case after Completion (in each case other than as a result of the Sellers failing to comply with their obligations under paragraph 6 or (in relation to interest and penalties only) in the circumstances described in paragraph 5.2);

3.1.5	the matter or any Event giving rise to such Tax Liability arises or such Tax Liability arises in the ordinary course of business of a Group Company for the period commencing immediately after the Last Accounting Date and ending on the Completion Date;

3.1.6	the matter or any Event giving rise to such Tax Liability arises or such Tax Liability arises or is increased as a result of:

(a)	a change in Tax rates or in Tax Legislation (or in its interpretation on the basis of case law) made after the date of this Agreement; or

(b)	a change or withdrawal after the date of this Agreement of any previously published practice or extra-statutory concession of any Tax Authority,

(c)	without limitation of paragraph 3.1.6(a), the imposition of a Tax not in force at the date of this Agreement;

in each case with or without retrospective effect;

3.1.7	the matter or any Event giving rise to such Tax Liability or such Tax Liability would not have arisen but for, or such Tax Liability is increased by any voluntary act or omission of any Buyer’s Group Undertaking or any employee of any Buyer’s Group Undertaking after Completion other than any such act or omission which (i) the relevant Buyer’s Group Undertaking or relevant employee of a Buyers’ Group Undertaking was obliged to or omit to carry out by applicable law, or pursuant to a binding agreement entered into by a Group Company on or before Completion and which is legally binding on such Buyer’s Group Undertaking or relevant employee of a Buyer’s Group Undertaking, or (ii) was in the ordinary course of the business of the relevant Group Company;

3.1.8	recovery of such Tax Liability:

(i)	has been made under the Sellers’ Warranties or otherwise under any other provision of this Agreement or any other agreement with either Seller or under statute, or

(ii)	has been made from any person other than a Seller’s Group Undertaking with respect to the Tax Liability, whether under applicable law, rule or regulation, agreement, arrangement, undertaking, insurance policy or otherwise howsoever;

3.1.9

the matter or any Event giving rise to such Tax Liability or such Tax Liability would not have arisen but for the winding up of, or the cessation of trade or business by, or a change in the nature or conduct of the trade or business of, a Group Company after Completion in each case other than pursuant to a legally binding agreement entered into by a Group Company on or before Completion and which is legally binding on the relevant Group Company;

3.1.10	the matter or any Event giving rise to such Tax Liability arises, or such Tax Liability arises or is increased, in consequence of any failure by the Buyer to comply with any of its obligations under this Schedule;

3.1.11	any Relief (other than a Post Completion Relief) or a Relief included as an asset in the Last Balance Sheet is available, or is for no consideration made available by the Sellers to the relevant Group Company to set against or otherwise mitigate such Tax Liability, and so that:

(a)	any Relief that is so available in relation to more than one Tax Liability to which this Schedule applies shall be deemed, so far as possible, to be used in such a way as to reduce to the maximum extent possible the Sellers total liability under this Schedule or for breach of any of the Tax Warranties; and

(b)	the amount of any Relief which has been taken into account for the purposes of this paragraph 3.1.11 to reduce the liability of the Sellers under this Schedule or for breach of any of the Tax Warranties shall not be taken into account a further time for the purposes of this paragraph 3.1.11;

(c)	any Relief which has been taken into account in computing (and so eliminating or reducing) any provision for Taxation in the Last Balance Sheet (in this paragraph 3.1.11, a “Relevant Provision”) shall not be treated for the purposes of this paragraph 3.1.11 as available to set against or otherwise mitigate a Tax Liability (in this paragraph 3.1.11, a “Relevant Tax Liability”) unless:

(i)	such Relief was so taken into account for the purposes of the provision in the Last Balance Sheet for the Relevant Tax Liability; or

(ii)	(and to the extent that) such Relief could be so utilised to set against or otherwise mitigate the Relevant Tax Liability without resulting in the Relevant Provision (judged at the time of such utilisation) to become an underprovision in respect of the Tax Liability the subject of such Relevant Provision;

3.1.12	the matter or any Event giving rise to such Tax Liability, or such Tax Liability would not have arisen but for:

(a)	the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any Tax Legislation, in each case after Completion by any Buyer’s Group Undertaking or any Representative of a Buyer’s Group Undertaking, other than (i) at the Sellers’ written request in accordance with paragraph 6 or (ii) pursuant to a legally binding agreement entered into on or before Completion; or

(b)	the failure or omission on the part of any Group Company to make any such valid claim, election, surrender or disclaimer, or to give any such notice or consent or to do any other such thing, as the Sellers may require in respect of periods or matters for which the Sellers have conduct under paragraph 6 or where the making, giving or doing of which was taken into account in the calculation of any allowance, accrual, reserve or provision for Tax in the Last Balance Sheet or was otherwise taken into account in calculating creditors or deducted in calculating debtors in the Last Balance Sheet;

3.1.13	such Tax Liability is a liability to fines, interest or penalties in respect of an underpayment on or before Completion of an instalment payment of Tax insofar as such underpayment would not have been an underpayment but for an Event occurring or income, profits or gains earned, accrued or received after Completion PROVIDED THAT the amount of any such instalment payment in respect of which there has been such an underpayment was estimated by or on behalf of the relevant Group Company on a reasonable basis taking account of, without limitation, then available current projections or estimates (if any) for the relevant accounting or other Tax period; or

3.1.14	the matter or any Event giving rise to such Tax Liability or such Tax Liability arises or is increased as a result of exercise of share options by employees of a Group Company after Completion or the grant of share options after Completion or the assignment or release of a share option after Completion or the provision of a benefit in connection with a share option after Completion (in each case other than pursuant to a legally binding commitment in place at Completion).

3.2	For the avoidance of doubt, the Sellers shall have no liability under this Schedule in respect of any non-availability, inability to use, loss or restriction of any Relief (“Failure of Relief”) where such Failure of Relief does not give rise to a Tax Liability to which this Schedule applies.

3.3	The provisions of this paragraph 3 of this Schedule shall also operate to limit or reduce the liability of the Sellers in respect of claims under the Tax Warranties or under paragraph 12 (subject to paragraph 12.3) and in any case when the provisions of this paragraph 3 conflict with the other provisions of the Agreement which apply in respect of claims under this Schedule or under the Tax Warranties then the provisions of this paragraph 3 shall prevail. References in this paragraph 3 to a Tax Liability shall be read to include any liability for a claim under the Tax Warranties or under paragraph 12.

3.4	For the avoidance of doubt, the exclusions and limitations otherwise set out in this Agreement shall, to the extent applicable, exclude or limit the liability of the Sellers under this Schedule or under any of the Tax Warranties.

3.5	The covenant given by the Sellers to the Buyer in paragraph 2.2 shall not apply to Tax for which a Group Company is liable to the extent that any amount in respect of such Tax has been recovered by any Group Company or person connected for the purposes of the relevant Tax with any Group Company under any relevant statutory provision (and the Buyer shall procure that no such recovery is sought to the extent that a payment in respect of such Tax is made under this Schedule).

4.	APPEALS AND CONDUCT OF CLAIMS

4.1	Each of the Sellers shall be entitled, subject to the remaining provisions of this paragraph 4, to resist any Assessment for and on behalf and in the name of a Group Company which is or could relate to a Tax Liability for which the Sellers might be liable under this Schedule or for breach of any Tax Warranty or to resist any matter which could reduce a Relevant Amount as referred to in paragraph 7.

4.2	If a Group Company receives or the Buyer receives an Assessment which may give rise to a Tax Liability for which the Sellers might be liable under this Schedule or for breach of any Tax Warranty or which could result in a reduction of a Relevant Amount as referred to in paragraph 7:

4.2.1	the Buyer shall as soon as reasonably practicable give notice in writing of the Assessment (including, to the extent known, reasonably sufficient details of such Assessment, the due date for any payment, the time limits for any appeal and, so far as practicable, the amount of the claim under this Schedule or for breach of any Tax Warranty in respect thereof) to the Sellers and in any event within 15 Business Days of the Group Company or the Buyer becoming aware of such Assessment PROVIDED THAT if the time limit for appealing or otherwise disputing or resisting an Assessment is within 30 days from the date of such Assessment, the Buyer shall give such notice in writing of such Assessment to the Sellers within 10 Business Days of the Group Company or the Buyer becoming aware of such Assessment; and

4.2.2	subject to paragraphs 4.3 to 4.5 inclusive, the Buyer shall, and shall ensure that each Group Company shall, take any action the Sellers may reasonably request to avoid, dispute, resist or compromise the Assessment (an Assessment where action is so requested being hereafter referred to as a “Tax Dispute”).

4.3	The Sellers shall have the right (if they so wish) to control the conduct of a Tax Dispute, and the Sellers shall in any event be kept fully informed of any actual or proposed developments (including any meetings), and shall be provided with copies of all correspondence and documentation relating to such Tax Dispute and such other information, assistance and access to records and personnel as they reasonably request.

4.4	The Sellers shall reimburse to the Buyer its reasonable out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel and other external advisers but other than management costs and expenses) properly incurred in connection with any action or proceedings taken at the request of the Sellers pursuant to paragraph 4.2.2 above.

4.5

Subject to paragraph 4.10, the Buyer shall procure that (i) to the extent that (a) the Sellers could be required to make a payment under this Schedule or any of the Tax Warranties in respect of any Tax Liability that is the subject of the Tax Dispute, or (b) a Relevant Amount as referred to in paragraph 7 could be reduced, the Tax Dispute is not settled or otherwise compromised without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed) and (ii) each Group Company and any of its respective advisors shall, so far as it is reasonable to do so, not submit any document or give notice of any matter to a Tax Authority which could (a) give rise to or increase any claim under this Schedule or any of the Tax Warranties, or (b) reduce a Relevant Amount as referred to in paragraph 7 without first allowing the Sellers’ reasonable opportunity to review such document, and the Buyer shall, or will procure that the relevant Group Company shall, make such reasonable amendments to such document as the Sellers, on a timely basis, may request.

4.6	In the event that the Sellers elect to take control of the conduct of a Tax Dispute in accordance with paragraph 4.3 then:

4.6.1	the Sellers shall keep the Buyer reasonably informed of all relevant matters and shall promptly forward or procure to be forwarded to the Buyer copies of all relevant correspondence and other relevant information and documentation;

4.6.2	all communications written or otherwise relating to the Tax Dispute which are to be transmitted to a Tax Authority shall first be submitted to the Buyer to afford it a reasonable opportunity to comment thereon and the Sellers shall take account of the Buyer’s reasonable comments provided that such comments are provided by the Buyer to the Sellers on a timely basis; and

4.6.3	the Sellers shall make no settlement or compromise of the Tax Dispute which would result in a material increase in any future liability to Tax of the Buyer or any Buyer’s Group Undertaking without the prior approval of the Buyer, such approval not to be unreasonably withheld or delayed.

4.7	Neither the Buyer nor any Buyer’s Group Undertaking shall be obliged to take action, or cede control of the conduct of a Tax Dispute, pursuant to this paragraph 4 unless:

4.7.1	in a case where an Assessment relates to a Tax Liability for which the Sellers might be liable under this Schedule or for breach of any Tax Warranty , the Sellers shall provide written notice to the Buyer acknowledging that in the event that a Tax Liability or a liability for breach of any Tax Warranty were to arise as a result of such Assessment then, subject to the limitations set out in Schedule 5 to this Agreement, the Sellers would be liable for such Tax Liability or liability for breach of any of the Tax Warranties;

4.7.2	the Sellers are and will remain, in the reasonable determination of the Buyer, solvent and capable of fully satisfying their obligations under paragraph 4.7.1; and

4.7.3	the Sellers progress the conduct of the Tax Dispute within a reasonable time.

4.8

Neither the Buyer nor any Buyer’s Group Undertaking shall be obliged to take action pursuant to this paragraph 4 (i) which would be likely to be materially prejudicial to the relationship of the Buyer or the relevant Group Company with the relevant Tax Authority; or (ii) which involves contesting an Assessment beyond the first appellate body (excluding the Tax Authority which has made the Assessment) in the jurisdiction concerned unless leading counsel specialising in Tax (with at least 10 years’ call) or reasonable equivalent outside the United Kingdom appointed by the Sellers and the Buyer, or failing agreement on such appointment, appointed by the Chair (or equivalent) of the local Bar Association, opines that such a course of action having regard to the merits of the case, the size of the Tax Liability and any other relevant factors is reasonable PROVIDED THAT such course of action shall not for this purpose be reasonable unless such leading counsel opines that, on the merits, there is a reasonable basis for success.

4.9	In the event of a dispute between the Sellers and the Buyer as to whether any action pursuant to this paragraph 4 would be likely to be materially prejudicial to the relationship of the Buyer or the relevant Group Company with the relevant Tax Authority, such dispute shall be referred to leading counsel specialising in Tax (with at least 10 years’ call) or reasonable equivalent outside the United Kingdom appointed by the Sellers and the Buyer, or failing agreement on such appointment, appointed by the Chair (or equivalent) of the local Bar Association who shall determine whether such action would be likely to be so materially prejudicial.

4.10	If the Sellers do not request the Buyer to take any appropriate action under paragraph 4.2.2 within 30 days of notice being given to the Sellers under paragraph 4.2.1, the Buyer shall be free to settle the relevant Assessment but shall take reasonable steps to mitigate or minimise the amount of any Tax Liability arising in relation to such Assessment.

4.11	The Sellers’ rights under this paragraph 4 with respect to an Assessment and related Tax Claim shall terminate upon Buyer’s written acknowledgement to, and written agreement with, the Sellers that the Sellers shall have no liability with respect to such Assessment and Tax Claim, and that such Assessment shall not reduce any Relevant Amount under this Agreement.

5.	DATE FOR PAYMENT

5.1	Subject to paragraphs 5.2 and 5.3, the due date for payment by the Sellers of any sum due under this Schedule shall be:

5.1.1	in the case of any Tax Liability which involves an actual payment of Tax, the later of (i) 3 Business Days before the amount of the Tax Liability is due and payable and (ii) 10 Business Days after a demand in writing is served on the Sellers by the Buyer; and

5.1.2	in the case of any Tax Liability which does not involve an actual payment of Tax, on the date which is 10 Business Days after a demand in writing is served on the Sellers by the Buyer, such demand to be accompanied by a copy of a certificate from the auditors of the relevant Group Company (obtained or procured to be obtained by and at the expense of the Buyer) to the effect that the Sellers have a liability of a stated amount in respect of such Tax Liability.

5.2	If the date on which the Tax can be recovered by the relevant Tax Authority is deferred following application to such Tax Authority, the date for payment by the Sellers shall be 3 Business Days before the later of (i) (a) such later date when the amount of Tax is finally and conclusively determined, or a decision of a court or tribunal is given or any binding agreement or determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit and (b) if earlier, the date on which such Tax is lawfully recoverable by the relevant Tax Authority, and (ii) 10 Business Days after a demand in writing is served on the Sellers by the Buyer.

5.3	If a payment or payments to the relevant Tax Authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, the Sellers may at their option pay the whole or part of the amount due to the Buyer on an earlier date or dates, and, in such event, the Buyer shall procure that the Tax in question (or the appropriate part of it) is promptly paid to the relevant Tax Authority.

6.	TAX RETURNS

6.1	Subject to the provisions of this paragraph 6, the Sellers, or their duly appointed agents shall prepare, file and submit all Tax Returns that are required to be filed by or with respect to each Group Company for accounting and tax periods ended on or before the Completion Date (the “Pre-Completion Returns”).

6.2	The Sellers, or their duly appointed agents shall (a) prepare and submit on behalf of each Group Company all claims, elections, surrenders, disclaimers, notices and consents for the purposes of any Indemnified Tax in respect of all accounting periods ending on or before the Completion Date (the “Pre-Completion Documents”); and (b) deal with all matters relating thereto and to the Pre-Completion Returns including the conduct of all negotiations and correspondence but excluding payment of any Tax provided that the Buyer or its appointed agent shall be entitled to participate in any meetings or teleconferences with any Tax Authority in relation thereto. The Sellers shall inform the Buyer prior to the entry into of any such negotiations in respect of any material issue, shall keep the Buyer informed on request about the status of any such negotiations and shall provide the Buyer with copies of any material correspondence received by them or their duly appointed agents related to the matters referred to in the previous sentence.

6.3	The Sellers shall procure that the Buyer receives for review and comment the Pre-Completion Returns and/or Pre-Completion Documents, and documents or correspondence relating thereto (the “Pre-Completion Relevant Information”) which are intended to be filed with the relevant Tax Authority before filing with such Tax Authority, and in the case of any Pre-Completion Return relating to a corporate income tax, no later than 20 Business Days before the applicable filing date, and in all other cases, on a timely basis (and with due regard to applicable filing deadlines), and the Sellers shall take account of the reasonable comments of the Buyer and shall not make any such filing that would materially increase the Tax Liability of the Buyer or any Buyer’s Group Undertaking for a post Completion period without the consent of the Buyer; provided that any such comments are provided by the Buyer to the Sellers on a timely basis and in the case of any Pre-Completion Return relating to a corporate income tax, in any event no later than 5 Business Days before the applicable filing date; provided, further, that the Sellers shall be under no obligation to procure that the Buyer receives any Tax Return filed on an affiliated, consolidated or combined basis or portion of any such Tax Return, or any documents or correspondence relating thereto which contains information relating to any person other than the relevant Group Company; provided, however, that the preceding proviso shall not apply to any such Tax Return, document or correspondence from which the Sellers are reasonably able to redact the portion thereof that contains information relating to any person other than the relevant Group Company.

6.4

Sellers, or their duly appointed agents, shall prepare, file and submit all returns and similar statements required to be filed with respect to any Tax (other than an Indemnified Tax) of each Group Company (“Other Tax Returns”) that are required to be filed on or prior to the Completion Date. Save as otherwise required by law, all such Other Tax Returns shall be prepared, filed and submitted in a manner consistent with past practice and, on such Other Tax Returns, save as otherwise required by law, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Other Tax Returns in prior periods. Without limiting the foregoing, to the extent reasonably requested by the Buyer, the Sellers shall procure that the Buyer receives for review and comment such Other Tax Returns filed or to be filed after the date hereof and prior to Completion and, with respect to such Other Tax Returns to be filed (and with due regard to applicable filing deadlines) and provided that any such comments are provided by the Buyer to the Sellers on a timely basis, shall take account of the reasonable comments of the Buyer and, save as required by law, shall not take any position, make any election or adopt any method inconsistent with those in preparing and filing similar Other Tax Returns in prior periods without the prior consent of the Buyer (such consent not to be unreasonably withheld or delayed).

6.5	In respect of any Straddle Period and all accounting periods thereafter, and in respect of Other Tax Returns that are required to be filed after the Completion Date, the Buyer shall or will procure that the Group Companies shall prepare and file the Straddle Period Returns, such Other Tax Returns, and all other returns.

6.6	The Buyer shall or will procure that the relevant Group Companies or their duly appointed agents shall (a) prepare and submit on behalf of each Group Company all claims, elections, surrenders, disclaimers, notices and consents for the purposes of any Indemnified Tax in respect of the Straddle Period (the “Straddle Period Documents”); and (b) subject to the Sellers’ rights in relation to the conduct of a Tax Dispute in accordance with paragraph 4, deal with all matters relating thereto and to the Straddle Period Returns including the conduct of all negotiations and correspondence.

6.7	The Buyer shall procure that the Straddle Period Returns shall be prepared on a basis which is consistent with the manner in which Tax Returns filed prior to Completion for the relevant Group Company were prepared, save where otherwise required by Tax Legislation.

6.8

The Buyer shall deliver to the Sellers any Straddle Period Return, Straddle Period Documents and documents or correspondence relating thereto (the “Relevant Straddle Period Information”) which are intended to be filed with the relevant Tax Authority before filing with such Tax Authority, and in the case of any Straddle Period Return relating to a corporate income tax, no later than 20 Business Days before the applicable filing date, and in all other cases, on a timely basis (and with due regard to applicable filing deadlines), and the Sellers shall have the right to review any Relevant Straddle Period Information prior to the filing thereof and the Buyer shall make such reasonable changes to such portion of the Relevant Straddle Period Information as is material to the amount of Indemnified Tax payable by any Group Company in respect of that portion of the Straddle Period ending on and including the Completion Date or any other period ending on or before Completion prior to the applicable filing date as the Sellers may request provided that such changes are so requested by the Sellers on a timely basis, and in the case of any Straddle Period Return relating to a corporate income tax, in any event no later than 5 Business Days before the applicable filing date and the Buyer shall not submit any Straddle Period Document which is material to the amount of Indemnified Tax payable by any Group Company in respect of that portion of the Straddle Period ending on and including the Completion Date or any other period ending on or before Completion without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

6.9	The Buyer undertakes that:

6.9.1	it shall, and it will procure that the Group Companies shall, promptly forward to the Sellers any material correspondence relating to Indemnified Taxes from any Tax Authority relating to a Group Company in respect of any accounting period ended on or prior to Completion;

6.9.2	it shall, and it will procure that the Group Companies shall, provide to the Sellers or other duly appointed agents of the Sellers or the relevant Group Company such information and assistance, including such access to its personnel, books and records, in relation to the preparation of the Pre-Completion Returns or the Pre-Completion Documents, or in relation to the Pre-Completion Relevant Information prior to the submission of such Pre-Completion Returns, Pre-Completion Documents or Pre-Completion Relevant Information as the Sellers shall reasonably request provided that any such access shall be granted only during normal office hours upon the Sellers giving reasonable notice to the Buyer;

6.9.3	the Group Companies, as soon as reasonably practicable, shall deliver to the Sellers copies of any material correspondence sent to, or received from, and a copy of the record of any material oral communication which it may have, with any Tax Authority or in relation to any Straddle Period Return or the Relevant Straddle Period Information and shall otherwise keep the Sellers fully informed of its actions under this paragraph 6;

6.9.4	it shall not make any election under Section 338 of the Code or under any applicable similar provision of state or foreign law with respect to any Group Company without the prior written consent of the Sellers; and

6.9.5	subject to paragraph 6.3, it shall procure that each of the Group Companies shall cause all Pre-Completion Returns and/or Pre-Completion Documents delivered to them by the Sellers for authorisation and signature by the relevant Group Company to be authorised and signed and returned to the Sellers without delay and without amendment; provided that no Group Company shall be under any obligation to authorise or sign any Pre-Completion Document or Pre-Completion Return which it considers in its reasonable opinion to be false or misleading in any respect.

6.10	In respect of any matter which gives rise or may give rise to an Assessment, the provisions of paragraph 4 with respect to conduct of Assessments shall apply instead of the provisions of this paragraph 6.

6.11	The Sellers shall provide such assistance as the Buyer shall reasonably request in the preparation of any Straddle Period Return.

7.	CORRESPONDING SAVINGS AND OVER-PROVISIONS

7.1	The Sellers shall, at any time on or before the 30th day following the expiration of the applicable statute of limitations governing the Tax in respect of which a Relevant Amount is to be determined, be entitled to give notice to the Buyer requiring (at the Sellers’ reasonable expense) that the auditors for the time being of a Group Company certify whether a Relevant Amount (as determined in paragraph 7.2) exists in relation to such Group Company for the purposes of this paragraph 7 and the quantum of such Relevant Amount. The Buyer shall provide or procure that the relevant Group Company provides, in each case at the Sellers’ reasonable expense, such information or assistance which the auditors may require in connection with such certification. The Buyer shall notify the Sellers promptly in writing if it considers that any Relevant Amount may exist.

7.2	A “Relevant Amount” shall be determined for the purposes of this paragraph as follows:

7.2.1	if the Sellers have made payment to the Buyer in respect of a Tax Liability to which this Schedule applies or for a breach of any of the Tax Warranties and if such Tax Liability or the matter giving rise to such breach of the Tax Warranties gives rise to a Relief (other than a Relief that has been taken into account in computing and so reducing the amount of such payment in accordance with paragraph 10) which reduces or eliminates an actual liability to Tax of any Buyer’s Group Undertaking whenever arising (other than in the case of a liability to a Tax which is a Tax Liability in respect of which a claim may be brought under this Schedule or for breach of any of the Tax Warranties), the amount of the actual liability to Tax which is eliminated or the amount by which it is reduced shall be a Relevant Amount provided, however, that in determining whether such a liability to Tax is reduced or eliminated, any Relief that is otherwise available to the relevant Buyer’s Group Undertaking shall be deemed to be utilised prior to any utilisation of the Relief specified in this paragraph 7.2.1;

7.2.2

if a Group Company actually receives any amount by way of repayment of any Indemnified Tax (whether by way of a refund or credit of such Indemnified Tax (including any interest thereon)) in respect of or attributable to any period (or part-period) falling on or before Completion (other than any repayment which has been taken into account ((i) as an asset in the Last Balance Sheet or (ii) in computing and so reducing or eliminating any allowance, accrual, reserve or provision for Tax in the Last Balance Sheet and save to the extent that the loss of the right to such repayment (judged at the time of the receipt of such repayment) would not cause such allowance, accrual, reserve or provision to become an underprovision in respect of the Tax Liability the subject of such allowance, accrual, reserve or provision) and such right to or repayment of such Indemnified Tax does not arise from the use of a Post Completion Relief, an amount equal to the amount by way of repayment which such Group Company receives (less any (i) Tax chargeable on such Group Company in respect of such repayment and (ii) reasonable out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel and other external advisers but other than management costs and expenses) properly incurred by the Buyer or the relevant Group Company in recovering such repayment) shall be a Relevant Amount, provided, however, that to the extent that such Group Company is subsequently found not to be entitled to retain any amount of such repayment, the amount which such Group Company is found not to be entitled to retain shall not be a Relevant Amount.

7.3	If either the Sellers challenge or the Buyer challenges the certification of the relevant auditors made under paragraph 7.1 and the Sellers and the Buyer cannot reach agreement (acting reasonably) as to the existence or quantum of the Relevant Amount, the Sellers shall, with the consent of the Buyer as to the choice of such Independent Accountant (such consent not to be unreasonably withheld or delayed), instruct an Independent Accountant, in accordance with paragraph 7.4, to certify such Relevant Amount. The Independent Accountant shall act as an expert and not as an arbitrator and the decision of the Independent Accountant as to the quantum of the Relevant Amount shall be binding on the parties.

7.4	The Buyer and the Sellers hereby agree and undertake that if any disagreement or dispute as to the quantum of the Relevant Amount is referred to an Independent Accountant:

7.4.1	the parties will each use all reasonable endeavours to co-operate with the Independent Accountant in resolving such disagreement or dispute, and for that purpose will provide to him all such information within their possession or control and documentation as he may reasonably require;

7.4.2	the Independent Accountant shall have the right to seek such professional assistance and advice as he may reasonably require in fulfilling his duties;

7.4.3	the Independent Accountant shall have the power to allocate his fees (and any professional fees incurred by him) for payment in whole or in part by either the Buyer or the Sellers at his discretion, but if not otherwise allocated such fees shall be paid by the Buyer on the one hand and the Sellers on the other in equal shares; and

7.4.4	the Independent Accountant shall make his determination pursuant to paragraph 7.3 as soon as reasonably practicable.

7.5	Subject to paragraph 7.3, a Relevant Amount as referred to in paragraph 7.2.1 (and certified in accordance with this paragraph) shall first be set-off against any payment then due from the Sellers under this Agreement and to the extent that there is an excess, that excess shall be repaid to the Sellers.

7.6	Subject to paragraph 7.3, a Relevant Amount as referred to in paragraph 7.2.2 (and certified in accordance with this paragraph) shall:

7.6.1	be set-off against any payment then due from the Sellers under this Agreement;

7.6.2	to the extent that there is an excess, a refund shall be made to the Sellers of any previous payment or payments made in respect of a Relevant Claim under this Agreement and not previously refunded under this paragraph up to the amount of such excess; and

7.6.3	to the extent that the excess referred to in paragraph 7.6.2 above is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set-off against any future payment or payments which become due from the Sellers under this Agreement.

8.	RECOVERY FROM THIRD PARTIES

8.1	In the event that the Sellers shall have made a payment to the Buyer in respect of any claim by the Buyer against the Sellers under this Schedule in respect of a Tax Liability or in respect of a breach of any of the Tax Warranties and any Buyer’s Group Undertaking is or may be entitled to recover or obtain a payment in respect of that Tax Liability from any person (other than any Buyer’s Group Undertaking but including any Tax Authority) the Buyer shall procure that the relevant Group Company shall:

8.1.1	promptly notify the Sellers of all relevant details concerning such entitlement after such Group Company becomes aware of such entitlement;

8.1.2	subject to paragraph 8.2, take such reasonable action as the Sellers shall request (at the Sellers’ expense) to enforce recovery under such entitlement;

8.1.3	keep the Sellers fully informed of the progress of any such action for the purpose of making recovery in accordance with this paragraph 8; and

8.1.4	within 5 Business Days of making recovery, pay to the Sellers an amount equal to the lesser of (i) any sum referred to in paragraph 8.1 (including any interest or repayment supplement) which the Buyer actually recovers or any Buyer’s Group Undertaking actually recovers (whether or not pursuant to any action requested under paragraph 8.1.2) less any reasonable costs or expenses properly incurred by the Buyer or any Buyer’s Group Undertaking (other than management costs and expenses) in respect of the matter in question and (ii) the amount of any payment previously made by the Sellers as referred to in paragraph 8.1, provided that if the Buyer or any Buyer’s Group Undertaking is subsequently required to repay or otherwise found not to be entitled to retain any such recovery, the Sellers shall promptly repay to the Buyer any amount previously paid to the Sellers pursuant to this paragraph 8.1.4.

8.2	Neither the Buyer nor any Group Company shall be obliged to take action pursuant to paragraph 8.1.2 (i) in a case where such action is against a Tax Authority, which would be likely to be materially prejudicial to the relationship of the Buyer or the relevant Group Company with the relevant Tax Authority; or (ii) which involves conducting litigation beyond the first appellate body in the jurisdiction concerned unless leading counsel (with at least 10 years’ call) or reasonable equivalent outside the United Kingdom appointed by the Sellers and the Buyer, or failing agreement on such appointment, appointed by the Chair (or equivalent) of the local Bar Association, opines that such a course of action having regard to the merits of the case and any other relevant factors is reasonable PROVIDED THAT such course of action shall not for this purpose be reasonable unless such leading counsel opines that, on the merits, there is a reasonable basis for success.

8.3

Where the same right to repayment of a Tax gives rise to an entitlement of the Sellers under two or more of paragraph 3.1.8(ii) (as an exclusion to the liability of the Sellers under this Schedule or for breach of any of the Tax Warranties), paragraph 7.5 (by way of set-off or repayment of a Relevant Amount and this paragraph 8 (by way of third party recovery), the Sellers shall not be entitled to recovery of or credit for the same amount in respect of such right to repayment more than once.

9.	BUYER’S UNDERTAKINGS

9.1	The Buyer hereby undertakes to pay to the Sellers an amount equal to any Tax or any amount on account of Tax for which the Sellers or any person (other than a Group Company or other Buyer’s Group Undertaking) which is grouped, connected or otherwise associated for the purposes of any Tax with the Sellers are liable as a result of the failure of a Group Company to pay Tax, other than any Indemnified Tax in respect of which the Buyer could bring a claim against the Sellers under this Schedule or any of the Tax Warranties, unless a payment has been made in respect of such Indemnified Tax by the Sellers and such Indemnified Tax was not paid over to the relevant Tax Authority by the relevant Group Company (in which case this undertaking of the Buyer will still apply).

9.2	The undertaking given by the Buyer in paragraph 9.1 shall extend to the reasonable out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel and other external advisers but other than management costs and expenses) properly incurred by the Sellers in connection with any successful claim against the Buyer under this paragraph 9.

9.3	The undertaking given by the Buyer in paragraph 9.1 shall not apply to Tax to the extent it has been recovered by the Sellers or any person connected for the purposes of the relevant Tax with the Sellers under any relevant statutory provision (and the Sellers shall procure that no such recovery is sought to the extent that a payment in respect of such Tax is made hereunder).

9.4	The Buyer shall not be liable to the Sellers in respect of a claim by the Sellers under paragraph 9.1 unless the Sellers have notified the Buyer of such claim stating in reasonable detail the nature of such claim and, if reasonably practicable, the amount claimed on or before the 30th day following the expiration of the applicable statute of limitations governing the Tax in respect of which such claim is being made.

9.5	A claim by the Sellers under paragraph 9.1 notified in accordance with paragraph 9.4 is unenforceable against the Buyer on the expiry of the period of six months starting on the day of expiration of the applicable time limit for notifying such a claim under paragraph 9.4, unless court proceedings in respect of such claim have been properly issued and validly served on the Buyer.

9.6	The provisions of paragraph 5.1.1 of this Schedule shall apply to any payment to be made under paragraph 9.1 mutatis mutandis.

9.7	Paragraph 4 shall apply mutatis mutandis to the covenant in favour of the Sellers under this paragraph 9 as it applies to the covenants in favour of the Buyer under paragraph 2.

9.8	The Buyer shall procure that the Group Companies shall keep all documents, books and records (in their possession or control as at Completion) relevant to their respective Tax affairs for any period on or before Completion or to any matter arising before Completion for as long as may be required by law.

9.9	The Buyer shall procure that any relevant Group Company shall, in respect of any period falling prior to the Completion Date and the portion of any Straddle Period ending on the Completion Date, make or accept any surrender, transfer or allocation of any Relief (and in connection therewith make, give or enter into all such claims, consents, notices or other acts as may be required for the purposes of any such surrender, transfer or allocation and to effect the saving of Tax described in paragraph 9.9.2 resulting from such surrender, transfer or allocation):

9.9.1	(other than in respect of (i) any Relief taken into account in computing (and so eliminating or reducing) any provision for Taxation in or included as an asset in the Last Balance Sheet or (ii) a Post Completion Relief) by any Group Company to any Seller’s Group Undertaking, without payment or other consideration;

9.9.2	by any Seller’s Group Undertaking to any Group Company, for consideration equal to the amount of Tax actually saved thereby by the relevant Group Company (provided that in respect of any Relief made available by the Sellers to the relevant Group Company to set against or otherwise mitigate a Tax Liability in respect of which a claim could otherwise be made under this Schedule, no such consideration will be given) and provided further that, in determining whether an amount of Tax is actually saved by the relevant Group Company, any Reliefs otherwise available to such Group Company shall be deemed to be utilised prior to the utilisation of any Relief surrendered, transferred or allocated pursuant to this paragraph 9.9; or

9.9.3	(other than in respect of (i) any Relief taken into account in computing (and so eliminating or reducing) any provision for Taxation in the Last Balance Sheet and save to the extent that the surrender, transfer or allocation of such Relief was taken into account for the purposes of such provision and further save to the extent that the loss of such Relief (judged at the time of such surrender, transfer or allocation) would not cause such provision to become an underprovision in respect of the Tax Liability the subject of such provision or (ii) any Relief included as an asset in the Last Balance Sheet or (iii) a Post Completion Relief) between any Group Companies;

as the Seller shall direct.

10.	STRADDLE PERIOD DETERMINATIONS

10.1	Whenever it is necessary to determine the Tax Liability or Relief of a Group Company for any Straddle Period (including, but not limited to, any such determination required under paragraphs 2.1 and 9.1), the determination of the Tax Liability or Relief of such Group Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Completion Date shall be determined by assuming that the Straddle Period consisted of two accounting periods, one which ended at the close of the Completion Date and the other which began at the beginning of the day following the Completion Date and items of income, gain, deduction, loss or credit relevant to the determination of such Tax Liability or Relief for the Straddle Period shall be allocated between such two accounting periods on a “closing of the books basis” by assuming that the books were closed at the close of the Completion Date.

10.2	Notwithstanding paragraph 10.1, (i) any items of income, gain, deduction loss or credit attributable to any Event occurring on the Completion Date that are properly allocable to the portion of the Completion Date after Completion shall be allocated to the accounting period that is deemed to begin at the beginning of the day following the Completion Date, and (ii) exemptions, allowances or deductions relevant to the determination of such Tax Liability or Relief that are calculated on an annual basis shall be apportioned between such two accounting periods on a daily basis.

11.	TAX SHARING AGREEMENTS

11.1	Subject to paragraph 11.2, each of the Sellers covenants that it shall, and shall procure that each Group Company shall, terminate without the payment of any consideration any Tax sharing agreements or other arrangements to surrender, transfer, share or allocate any Reliefs or items of profit, gain, loss, deduction or credit to which a Group Company is a party other than any such agreement or arrangement in respect of which all of the parties are Group Companies.

11.2	Any termination of any such agreements or arrangements as described in paragraph 11.1 shall be on terms which do not limit or restrict the operation of paragraph 3.1.11 or 9.9 in relation to any period falling prior to the Completion Date and the portion of any Straddle Period ending on the Completion Date.

12.	STAMP DUTY

12.1	The Sellers warrant to the Buyer (subject to the exclusions and limitations set out in this Agreement and subject to paragraph 12.3 below) that any document in the possession of a Group Company or to the production of which a Group Company is entitled which attracts United Kingdom, Irish or similar stamp duty and which document may be necessary for such Group Company in proving title of such Group Company to any asset or to produce in evidence for the purposes of any litigation (and for the purposes of so proving title or producing in evidence must be duly stamped) to which such Group Company is a party has been properly stamped.

12.2	The Sellers agree that in the event of a breach of the warranty contained in paragraph 12.1 above, they shall pay to the Buyer by way of liquidated damages an amount equal to any unpaid stamp duty together with any interest and penalties in respect thereof and any such amount shall be payable on the later of (i) 3 Business Days before the stamp duty is paid and (ii) 10 Business Days after a demand in writing is served on the Sellers by the Buyer.

12.3

For the purposes of paragraph 3 it shall not be a voluntary act to pay stamp duty where that is necessary to prove title or produce a document in evidence as anticipated by the warranty given in paragraph 12.1 above and it shall not be a delay or default to defer paying stamp duty until such time provided that (i) if a document which is outside the relevant territory is subsequently brought into the relevant territory, the Buyer will pay any stamp duty payable on such document promptly once such document has been brought into the relevant territory, and (ii) if a Buyer’s Group Undertaking discovers that a document to the production of which a Group Company is entitled and which may be necessary for such Group Company in proving title of such Group Company to any asset or to produce in evidence for the purposes of any litigation has not been properly stamped, then the Buyer shall promptly notify the Sellers and allow the Sellers the opportunity to pay any such stamp duty in order to mitigate any interest and penalties which might arise in relation thereto.

12.4	References in this Schedule (other than in paragraph 2 (if any)) to a Tax Liability for which the Sellers may be liable under this Schedule or to which this Schedule applies or in respect of which a claim may be brought or could otherwise be made under this Schedule shall be read to include any liability for a claim under this paragraph 12.

EXECUTED by the parties:

Signed for and on behalf of
EBAY INC.

By:	/s/ John Donahoe
Name:	John Donahoe
Title:	President and CEO

Signature Page to Amended SPA

Signed for and on behalf of

EBAY INTERNATIONAL AG

By:	/s/ Nicholas Staheyeff
Name:	Nicholas Staheyeff
Title:	Vice President, CFO Europe

By:	/s/ Wendy Jones
Name:	Wendy Jones
Title:	Vice President International Operations

Signature Page to Amended SPA

Signed for and on behalf of

SONORIT HOLDINGS, AS

By:	/s/ Robert Miller
Name:	Robert Miller
Title:	Director

Signature Page to Amended SPA

Signed for and on behalf of

SPRINGBOARD GROUP S.À.R.L.

By:	/s/ Alan Austin
Name:	Alan Austin
Title:	A Manager

Signature Page to Amended SPA